Exhibit 10.1

EXECUTION COPY

Published CUSIP Number: 656560AG4
Term Loan B CUSIP Number: 656560AH2

AMENDED AND RESTATED CREDIT AGREEMENT

Dated as of April 30, 2014

among

NORTEK, INC.,

as Borrower,

WELLS FARGO BANK, NATIONAL ASSOCIATION,

as Administrative Agent and Collateral Agent,

THE OTHER FINANCIAL INSTITUTIONS PARTY HERETO,

as Lenders,

UBS SECURITIES LLC
and
ROYAL BANK OF CANADA,
as Co- Syndication Agents,

and

WELLS FARGO BANK, NATIONAL ASSOCIATION
as Documentation Agent,

WELLS FARGO SECURITIES, LLC

RBC CAPITAL MARKETS

and

UBS SECURITIES LLC,

as Joint Lead Arrangers and Joint Bookrunners

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

SCHEDULES

EXHIBITS

Form of

AMENDED AND RESTATED CREDIT AGREEMENT

This AMENDED AND RESTATED CREDIT AGREEMENT (as amended, restated, amended and restated, refinanced, replaced, renewed, extended, supplemented or otherwise modified from time to time, this "Agreement") is entered into as of April 30, 2014, among NORTEK, INC., a Delaware corporation (the "Borrower"), the Lenders from time to time party hereto, and WELLS FARGO BANK, NATIONAL ASSOCIATION (with its successors, "Wells Fargo"), as Administrative Agent and Collateral Agent.

PRELIMINARY STATEMENTS:

The Borrower, UBS AG, Stamford Branch, as "Administrative Agent" and "Collateral Agent" (the "Existing Agent"), and the "Lenders" thereto, entered into that certain Credit Agreement, dated as of April 26, 2011 (as in effect on the date hereof immediately prior to giving effect to this Agreement, the "Existing Credit Agreement").

The parties hereto desire to enter into this Agreement to, among other things, (i) amend and restate the existing term loan facility provided for in the Existing Credit Agreement on the terms and subject to the conditions contained herein and (ii) accordingly amend and restate in its entirety the Existing Credit Agreement, without constituting a novation of the obligations, liabilities and indebtedness of the Borrower thereunder, all on the terms and subject to the conditions contained herein, in order to: (x) fund the consideration for a portion of the purchase price of the Acquisition, (y) repay certain amounts owing under the Existing Credit Agreement and (z) fund certain fees and expenses associated with the funding of the Loans and consummation of the Transactions.

In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE I
DEFINITIONS AND ACCOUNTING TERMS

.   Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

"2018 Senior Unsecured Notes" means the 10% senior unsecured notes due 2018 issued by the Borrower pursuant to the 2018 Senior Unsecured Notes Indenture in an aggregate principal amount of $250,000,000.

"2018 Senior Unsecured Notes Indenture" means the Indenture, dated as of November 23, 2010, by and among Nortek, Inc., the guarantors thereunder and U.S. Bank National Association, as trustee, together with all instruments and other agreements in connection therewith.

"2021 Senior Unsecured Notes" means the 8.5% senior unsecured notes due 2021 issued by the Borrower pursuant to the 2021 Senior Unsecured Notes Indenture in an aggregate principal amount of $735,000,000.

"**2021 Senior Unsecured Notes Indenture**" means the Indenture, dated as of April 26, 2011, as supplemented by the First Supplemental Indenture, dated as of October 18, 2012, by and among the Borrower, the Guarantors, and U.S. Bank National Association, as trustee, together with all instruments and other agreements in connection therewith.

"**ABL Administrative Agent**" has the meaning assigned to such term in the Intercreditor Agreement.

"**ABL Credit Agreement**" means that certain amended and restated credit agreement dated as of December 17, 2010 among the Borrower, the Subsidiaries of the Borrower named therein, the lenders, agents and arrangers named therein, and Bank of America, N.A., as administrative agent, as such credit agreement may be amended, restated, amended and restated, refinanced, replaced, renewed, extended, supplemented or otherwise modified from time to time.

"**ABL Obligations**" has the meaning assigned to the term "Obligations" in the ABL Credit Agreement.

"**ABL First Lien Collateral**" has the meaning assigned to such term in the Intercreditor Agreement.

"**Acceptable Price**" has the meaning specified in Section 2.14(iii).

"**Acceptance Date**" has the meaning specified in Section 2.14(ii).

"**Acquisition**" means the Borrower's direct or indirect acquisition of certain assets as set forth in the Acquisition Agreement (collectively, the "**Acquired Business**"), including Nordyne LLC's acquisition of all of the outstanding equity interests of Reznor LLC, a Delaware limited liability company pursuant to a capital contribution from the Borrower and Nortek (UK) Limited's acquisition of all of the outstanding share capital and/or equity interests of Reznor Europe N.V., Gaz Industrie S.A.S. and Ambi-Rad Group Limited pursuant to an intercompany loan from the Borrower.

"**Acquisition Agreement**" means that certain Purchase and Sale Agreement, dated as March 21, 2014, by and among the Borrower, Thomas & Betts Corporation, Thomas & Betts Netherlands B.V., Thomas & Betts International, LLC, Thomas & Betts Holdings (U.K.) Limited and Thomas & Betts Monterrey S. de R.L. de C.V, as such agreement may be as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

"**Act**" has the meaning specified in Section 11.16.

"**Additional Lender**" has the meaning specified in Section 2.16.

"**Administrative Agent**" means Wells Fargo in its capacity as administrative agent under any of the Loan Documents, or any successor administrative agent.

"Administrative Agent's Office" means the Administrative Agent's address and, as appropriate, account as set forth on Schedule 11.02, or such other address or account as the Administrative Agent may from time to time notify to the Borrower and the Lenders.

"Administrative Questionnaire" means an Administrative Questionnaire in substantially the form of Exhibit E-2 or any other form approved by the Administrative Agent.

"Affiliate" means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

"Affiliated Lender" has the meaning specified in Section 11.05(b)(v).

"Agency Succession Agreement" means that certain Agency Succession Agreement, dated as of the Closing Date, by and among the Borrower, the other Loan Parties party thereto, the Existing Agent and Wells Fargo as successor Administrative Agent and Collateral Agent.

"Agents" mean the Administrative Agent and the Collateral Agent; and "Agent" shall mean any of them.

"Agent Parties" has the meaning specified in Section 11.02(c).

"Agreement" has the meaning specified in the first paragraph hereof.

"ALTA" has the meaning assigned to such term in the definition of Mortgage Policies.

"Applicable Discount" has the meaning specified in Section 2.14(iii).

"Applicable ECF Percentage" means, for any Excess Cash Flow Period, (a) 50% if the Secured Leverage Ratio as of the last day of such Excess Cash Flow Period is greater than or equal to 3.75 to 1.00, (b) 25% if the Secured Leverage Ratio as of the last day of such Excess Cash Flow Period is less than 3.75 to 1.00 but greater than or equal to 3.25 to 1.00 and (c) 0% if the Secured Leverage Ratio as of the last day of such Excess Cash Flow Period is less than 3.25 to 1.00.

"Applicable Percentage" means, with respect to any Lender at any time, the percentage (carried out to the ninth decimal place) of the aggregate Loans hereunder represented by such Lender's Loans at such time. The initial Applicable Percentage of each Lender is set forth opposite the name of such Lender on Schedule 2.01 or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable.

"Applicable Rate" means (x) with respect to Eurodollar Rate Loans, 3.00% per annum and (y) with respect to Base Rate Loans, 2.00% per annum; provided that at any time that the corporate/family rating of the Borrower is at least B (stable) and at least B2 (stable) from S&P and Moody's, respectively, the Applicable Rate shall be (x) with respect to Eurodollar Rate Loans, 2.75% per annum and (y) with respect to Base Rate Loans, 1.75% per annum.

"Approved Fund" means any Fund that is administered, advised or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers, advises or manages a Lender.

"Arrangers" means Wells Fargo Securities, LLC, RBC Capital Markets, UBS Securities LLC.

"Asset Acquisition" means (a) an Investment by the Borrower or any of its Restricted Subsidiaries in any other Person if, as a result of such Investment, such Person shall become a Restricted Subsidiary of the Borrower, or shall be merged with or into the Borrower or any Restricted Subsidiary of the Borrower, or (b) the acquisition by the Borrower or any Restricted Subsidiary of the Borrower of all or substantially all of the assets of any other Person or any division or line of business of any other Person.

"Assignee Group" means two or more Eligible Assignees that are Affiliates of one another or two or more Approved Funds managed by the same investment advisor.

"Assignment and Assumption" means an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 11.05(b)), and accepted by the Administrative Agent, in substantially the form of Exhibit E-1 or any other form approved by the Administrative Agent.

"Attributable Indebtedness" means, on any date, (a) in respect of any Capitalized Lease of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP and (b) in respect of any Synthetic Lease Obligation, the capitalized amount of the remaining lease or similar payments under the relevant lease or other applicable agreement or instrument that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP if such lease or other agreement or instrument were accounted for as a Capitalized Lease.

"Audited Financial Statements" means the audited consolidated balance sheet of the Borrower and its Subsidiaries for the fiscal year ended December 31, 2013 and the related consolidated statements of income or operations, shareholders' equity and cash flows for such fiscal year of the Borrower and its Subsidiaries, including the notes thereto.

"Available Amount" means, at any time, the sum of:

(a)   50% of the Consolidated Net Income of the Borrower for the period (taken as one accounting period) beginning on the first day of the fiscal quarter starting April 3, 2011 and ending on the last day of the most recent Measurement Period (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); *plus*

(b)   except to the extent Restricted Payments are made in reliance on such Net Cash Proceeds pursuant to Section 7.06 (other than Section 7.06(f)) or prepayments, redemptions, purchases, defeasances or satisfactions of Indebtedness are made pursuant to Section 7.14(a) (other than Section 7.14 (a)(iii)) in reliance on such Net Cash Proceeds, 100% of the aggregate Net Cash Proceeds (including the fair market value of property) received by the Borrower on or after April 3, 2011 and prior to such time as a contribution to its common equity capital or from the issue or sale of Qualified Equity Interests of the Borrower or from the issue or sale of convertible or exchangeable Disqualified Equity Interests or convertible or exchangeable debt securities of the Borrower that have been converted into or exchanged for Qualified Equity Interests of Borrower (other than Equity Interests or debt securities sold to a Restricted Subsidiary of the Borrower); *plus*

(c)   an amount equal to the net reduction in Investments (to the extent such Investments were made by using the Available Amount) by the Borrower and its Restricted Subsidiaries, on or after April 3, 2011, resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances or other transfers of assets, in each case to the Borrower or any such Restricted Subsidiary from any such Investment, or from the Net Cash Proceeds from the sale of any such Investment, or from a redesignation of an Unrestricted Subsidiary to a Restricted Subsidiary, but only if and to the extent such amounts are not included in the calculation of Consolidated Net Income and not to exceed in the case of any such Investment the amount of the Investment previously made by the Borrower or any Restricted Subsidiary in such Person or Unrestricted Subsidiary; *plus*

(d)   the Retained Amounts accumulated since April 3, 2011; *minus*

(e)   the amount of all (x) Investments, (y) prepayments, redemptions, purchases, defeasances or satisfactions of Indebtedness and (z) Restricted Payments, in each case, to the extent made on or after April 3, 2011 using the Available Amount.

"Bankruptcy Code" means Title 11 of the United States Code.

"Bankruptcy Court" means the United States Bankruptcy Court for the District of Delaware.

"Base Rate" means, for any day, a fluctuating rate per annum (rounded upward, if necessary, to the nearest 1/100th of 1%) equal to the highest of (a) the Federal Funds Rate on such day plus 1/2 of 1%, (b) 1.00% plus the Eurodollar Rate for a one-month Interest Period beginning on such day (or if such day is not a Business Day, on the immediately preceding Business Day) and (c) the Prime Rate in effect on such day. The "Prime Rate" shall mean, for any day, a rate per annum that is equal to the corporate base rate of interest established by the Administrative Agent from time to time; each change in the Prime Rate shall be effective on the date such change is effective. The corporate base rate is not necessarily the lowest rate charged by the Administrative Agent to its customers.

"Base Rate Loan" means a Loan that bears interest based on the Base Rate.

"Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" shall be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition.

"BIA" means the Bankruptcy and Insolvency Act (Canada).

"Board of Directors" shall mean, with respect to any Person, (i) in the case of any corporation, the board of directors of such Person, (ii) in the case of any limited liability company, the board of managers of such Person, (iii) in the case of any partnership, the body that would otherwise constitute the Board of Directors of the general partner of such Person and (iv) in any other case, the functional equivalent of the foregoing.

"Borrower" has the meaning specified in the first paragraph hereof.

"Borrower Materials" has the meaning specified in Section 6.02.

"Borrowing" means a borrowing consisting of simultaneous Loans of the same Type and, in the case of Eurodollar Rate Loans, having the same Interest Period made by each of the Lenders.

"Borrowing Base" means, as of any date, an amount equal to:

(1)   67% of the amount of all accounts receivable owned by the Borrower and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date; *plus*

(2)   50% of the amount of all inventory owned by the Borrower and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date,

all calculated on a consolidated basis and in accordance with GAAP.

"Business Day" means any day other than a Saturday, Sunday or other day on which banks in New York City are authorized or required by law to close; provided, however, that when used in connection with a Eurodollar Rate Loan, the term "Business Day" shall also exclude any day on which banks are not open for dealings in Dollar deposits in the London interbank market.

"Calculation Date" has the meaning specified in the definition of "Fixed Charge Coverage Ratio".

"Canadian Subsidiary" means any direct or indirect Restricted Subsidiary of the Borrower which is incorporated or otherwise organized under the laws of Canada or any province or territory thereof.

"Capital Expenditures" means, with respect to any Person for any period, any expenditure in respect of the purchase or other acquisition of any fixed or capital asset (excluding normal replacements and maintenance which are properly charged to current operations); provided, however, that Capital Expenditures shall not include any such expenditures which constitute (a) a Permitted Acquisition, (b) capital expenditures relating to the construction or acquisition of any property which has been transferred to a Person that is not the Borrower pursuant to a sale-leaseback transaction permitted under Section 7.05 (f), (c) a reinvestment of (i) the Net Cash Proceeds of any Disposition (to the extent such Disposition is made outside of the ordinary course of business) of any fixed or capital assets or (ii) any insurance proceeds paid on account of loss or damage to any fixed or capital assets, in either case, in fixed or capital assets useful in the business of such Person (d) the purchase price of fixed or capital assets purchased substantially contemporaneously with the trade-in or sale of existing fixed or capital assets to the extent that the gross amount of such purchase price is reduced by the credit granted to the seller of such property (or for the net proceeds of such sale) for the property being traded in or sold at such time, or (e) capitalized interest relating to the construction of any fixed assets.

"Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a Capitalized Lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

"Capitalized Leases" means all leases that have been or should be, in accordance with GAAP, recorded as capitalized leases; provided that, subject to amendments to this Agreement contemplated by Section 1.03(b), obligations or liabilities of any Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations would be required to be classified and accounted for as an operating lease under GAAP as existing on the Closing Date that are recharacterized as Capitalized Leases due to a change in GAAP after the Closing Date shall not be treated as Capitalized Leases for any purpose under this Agreement, but instead shall be accounted for as if they were operating leases for all purposes under this Agreement as determined under GAAP as in effect on the Closing Date.

"Cash Equivalents" means any of the following types of Investments:

(a) readily marketable obligations issued or directly and fully guaranteed or insured by the United States of America (or Canada) or any agency or instrumentality thereof having maturities of not more than 360 days from the date of acquisition thereof; provided that the full faith and credit of the United States of America (or Canada, as the case may be) is pledged in support thereof;

(b) time deposits with, or insured certificates of deposit or bankers' acceptances of, any commercial bank that (i) (A) is a Lender or (B) is organized under the laws of the United States of America, any state thereof or the District of Columbia or is the principal banking subsidiary of a bank holding company organized under the laws of the United States of America, any state thereof or the District of Columbia, and is a member of the Federal Reserve System, (ii) issues (or the parent of which issues) commercial paper rated as described in clause (c) of this definition and (iii) has combined capital and surplus of at least $500,000,000, in each case with maturities of not more than 365 days from the date of acquisition thereof;

(c) commercial paper issued by any Person organized under the laws of any state of the United States of America and rated at least "Prime-1" (or the then equivalent grade) by Moody's or at least "A-1" (or the then equivalent grade) by S&P, in each case with maturities of not more than 180 days from the date of acquisition thereof;

(d) Investments, classified in accordance with GAAP as current assets of the Borrower or any of its Restricted Subsidiaries, in money market investment programs registered under the Investment Company Act of 1940, which are administered by financial institutions that have the highest rating obtainable from either Moody's or S&P, and the portfolios of which are limited solely to Investments of the character, quality and maturity described in clauses (a), (b) and (c) of this definition;

(e)　　repurchase agreements entered into by any Person with a bank or trust company (including any of the Lenders) or recognized securities dealer having capital and surplus in excess of $500,000,000 for direct obligations issued by or fully guaranteed by the United States in which such Person shall have a perfected first priority security interest (subject to no other Liens) and having, on the date of purchase thereof, a fair market value of at least 100% of the amount of the repurchase obligations; and

(f)　　readily marketable direct obligations issued by any state of the United States or any political subdivision thereof having one of the two highest rating categories obtainable from either S&P or Moody's with maturities of not more than twelve (12) months from the date of acquisition thereof;

provided that instruments equivalent to those referred to in clauses (a) through (f) above denominated in Canadian Dollars which are comparable in credit quality and tenor to those referred to above and customarily used by corporations for short term cash management purposes in Canada shall be permitted under Sections 7.02(a) and 7.05(g) to the extent reasonably required in connection with any business conducted by any Canadian Subsidiary; provided, further, that instruments equivalent to those referred to in clauses (a) through (f) above denominated in local currencies other than Dollars or Canadian Dollars which are comparable in credit quality and tenor to those referred to above and customarily used by corporations for short term cash management purposes in the jurisdiction of the relevant Foreign Restricted Subsidiary shall be permitted under Sections 7.02(a) and 7.05(g) to the extent reasonably required in connection with any business conducted by such Foreign Restricted Subsidiary.

"CCAA" means the Companies' Creditors Arrangement Act (Canada), and any rule or regulation issued thereunder.

"CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980.

"CERCLIS" means the Comprehensive Environmental Response, Compensation and Liability Information System maintained by the U.S. Environmental Protection Agency.

"CFC" means a Person that is a controlled foreign corporation under Section 957 of the Code.

"Change in Law" means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any request, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, regulations, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a "Change in Law", regardless of the date enacted, adopted or issued.

"Change of Control" means the occurrence of any of the following:

(1)   the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Borrower and its Restricted Subsidiaries, taken as a whole, to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act) other than the Permitted Holders;

(2)   the adoption of a plan relating to the liquidation or dissolution of the Borrower or the direct parent company of the Borrower;

(3)   the consummation of any transaction (including, without limitation, any merger or consolidation, but excluding a transaction referred to in clause (5) of this definition) the result of which is that any "person" (other than any of the Permitted Holders) or "persons" (other than any of the Permitted Holders) that are together a "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the voting power of the Voting Stock of the Borrower or a Permitted Parent;

(4)   the first day on which a majority of the members of the Board of Directors of the Borrower are not Continuing Directors; or

(5)   the Borrower consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Borrower, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Borrower or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where (A) the Voting Stock of the Borrower outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Equity Interests) of the surviving or transferee Person or any direct or indirect parent of such Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person or such parent, as the case may be (in each case immediately after giving effect to such issuance), and (B) immediately after such transaction, no "person" or "group" (as such terms are used in Sections 13 (d) and 14(d) of the Exchange Act), other than the Permitted Holders, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the voting power of the Voting Stock of the surviving or transferee Person or such parent.

Notwithstanding the foregoing, (A) a Person shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement until the consummation of the transactions contemplated by such agreement and (B) the term "Change of Control" shall not include a merger or consolidation of the Borrower with or the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the Borrower's assets to, (x) an Affiliate of the Borrower incorporated or organized solely for the purpose of reincorporating or reorganizing the Borrower in another jurisdiction and/or for the sole purpose of forming a holding company or (y) a Guarantor.

"Class" has the meaning specified in Section 2.17(c).

"Closing Date" means April 30, 2014.

"Closing Date Material Adverse Effect" means any change, effect, event, condition or circumstance that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, liabilities, condition (financial or otherwise) or results of operations of the business of the Companies and the business conducted by U.S. Seller and Mexico Seller with the U.S. Assets and the Mexico Assets, taken as a whole, except that a "Closing Date Material Adverse Effect" shall not include any adverse change, effect or circumstance, individually or in the aggregate, arising out of, resulting from or attributable to (1) actions contemplated by the Parties in connection with the Acquisition Agreement, (2) the announcement or performance of the Acquisition Agreement or the transactions contemplated by the Acquisition Agreement, (3) any change in accounting requirements or principles or any change in applicable Laws or the interpretation thereof applicable to the business of the Companies or the business conducted by U.S. Seller and Mexico Seller with the U.S. Assets and the Mexico Assets occurring after the date of the Acquisition Agreement, (4) national or international political or social conditions, whether or not pursuant to the declaration of a national emergency or war, the occurrence of any military or terrorist attack, or any escalation or worsening of any such acts, (5) the financial, securities or capital markets or the economy; (6) changes in the industries in which the business of the Companies and the business conducted by U.S. Seller and Mexico Seller with the U.S. Assets and the Mexico Assets operates in general; (7) the currency markets or currency fluctuations generally; (8) Buyer's refusal or unreasonable delay in granting a request to take or omit to take any action that the Sellers or the Companies are not permitted to take (or is required to omit from taking) under the Acquisition Agreement without having obtained the prior consent of Buyer; (9) any action taken at the written request of, or with the written consent of, Buyer; or (10) earthquakes, hurricanes, tornadoes or other natural disasters, except in the cases of clauses (3), (4), (5), (6), (7), and (10), to the extent that the business of the Companies and the business conducted by U.S. Seller and Mexico Seller with the U.S. Assets and the Mexico Assets, taken as a whole, are disproportionately affected thereby as compared to other companies or businesses operating in the principal industries in which the business of the Companies and the business conducted by U.S. Seller and Mexico Seller with the U.S. Assets and the Mexico Assets operates or (b) the ability of the Sellers to consummate the transactions contemplated by the Acquisition Agreement. Defined terms used in this paragraph without definition shall have the meaning ascribed thereto in the Acquisition Agreement as in effect on March 21, 2014.

"Co-Syndication Agents" means Royal Bank of Canada and UBS Securities LLC.

"Code" means the Internal Revenue Code of 1986, as amended.

"Collateral" means all of the "Collateral" and "Mortgaged Property" referred to in the Collateral Documents and all of the other property that is or is intended under the terms of the Collateral Documents to be subject to Liens in favor of the Administrative Agent for the benefit of the Secured Parties.

"Collateral Agent" means Wells Fargo, in its capacity as the "collateral agent" under this Agreement, or any successor collateral agent.

"Collateral Documents" means, collectively, the Security Agreement, the Intellectual Property Security Agreement, Mortgages, collateral assignments, Security Agreement Supplements, IP Security Agreement Supplements, security agreements, pledge agreements or other similar agreements delivered to the Administrative Agent or Collateral Agent pursuant to Section 4.01, Section 6.12 or Section 6.18, and each of the other agreements, instruments or documents that creates or purports to create a Lien in favor of the Collateral Agent for the benefit of the Secured Parties.

"Commitment" means, as to each Lender, its obligation to make a term loan to the Borrower pursuant to Section 2.01 in an aggregate principal amount equal to the amount set forth opposite such Lender's name on Schedule 2.01 under the caption "Commitment" or opposite such caption in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement. The aggregate amount of the Commitments is $350,000,000.

"Commitment Letter" means that certain commitment letter, dated as of March 21, 2014, by and among the Borrower, the Arrangers, Wells Fargo, Royal Bank of Canada and UBS AG, Stamford Branch.

"Commodity Exchange Act" means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

"Company Competitor" means any Person that competes with the business of the Borrower and its Subsidiaries from time to time and was identified on a list made available to the Administrative Agent on the date of the Commitment Letter (provided, that the Borrower, upon reasonable notice to the Arrangers after the date of the Commitment Letter, shall be permitted to supplement in writing the list of persons that are Company Competitors to the extent such person is or becomes a Person that competes with the business of the Borrower and its Subsidiaries from time to time or is an Affiliate of such Person; provided, further, that the foregoing shall not exclude any bona fide debt fund that is engaged in making, purchasing, holding or otherwise investing in commercial loans or similar extensions of credit in the ordinary course of business and for which no personnel involved with the relevant Company Competitor or Affiliate thereof, as applicable, (x) makes (or has the right to make or participate with others in making) any investment decisions or (y) has access to any non-public information relating to the Acquired Business or any entity that forms part of its business (including its Subsidiaries)).

"Consolidated EBITDA" means, with respect to any specified Person for any period, the sum, without duplication, of: (1) Consolidated Net Income of such Person for such period; plus (2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period (including amounts actually paid pursuant to any tax sharing arrangement relating to combined, consolidated, unitary or similar tax returns to the extent that such amounts do not exceed the amount of taxes attributable to such Person and its Restricted Subsidiaries determined as if such Person and its Restricted Subsidiaries filed separate tax returns), to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus (3) consolidated interest expense of such Person and its

Restricted Subsidiaries for such period, whether or not paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Indebtedness, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Swap Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus (4) depreciation, amortization (including amortization of the step-up in inventory valuation arising from purchase accounting and other intangibles) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus (5) any reasonable expenses, fees or charges related to the Transactions or any acquisition, Investment, Disposition, incurrence, repayment or modification of Indebtedness, or issuance of Equity Interests whether or not successful and including, in each case, any such transaction consummated prior to the Closing Date and any such transaction undertaken but not completed, in each case to the extent that any such expenses, fees or charges were deducted in computing such Consolidated Net Income; plus (6) (a) non-recurring cash charges and (b) the amount of "run-rate" cost savings and synergies projected by the Borrower in good faith to result from actions either taken or expected to be taken within 18 months (which adjustments, without duplication, may be incremental to Pro Forma Cost Savings adjustments made pursuant to the definition of "Fixed Charge Coverage Ratio", but may not be duplicative of the Pro Forma Cost Savings adjustment) after the end of such period (which cost savings and synergies shall be subject only to certification by management of the Borrower and calculated on a pro forma basis as though such cost savings and synergies had been realized on the first day of such period), net of the amount of actual benefits realized from such actions (it is understood and agreed that "run-rate" means the full recurring benefit that is associated with any action taken or expected to be taken within 18 months (which adjustments, without duplication, may be incremental to Pro Forma Cost Savings adjustments made pursuant to the definition of "Fixed Charge Coverage Ratio", but may not be duplicative of the Pro Forma Cost Savings adjustment)); provided that the aggregate amount of addbacks made pursuant to this clause (6) in any period of four consecutive fiscal quarters shall not exceed 20% of Consolidated EBITDA (prior to giving effect to such addbacks) for such period; minus (7) non-cash items increasing such Consolidated Net Income for such period, excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any period; provided that all adjustments made pursuant to fresh-start accounting made prior to the Emergence Date and any expenses arising after the Emergence Date that are included in cost of goods sold arising from adjustments to inventory and any additional depreciation and amortization expenses that are made in connection with fresh-start accounting shall be excluded from the calculation of Consolidated EBITDA but without duplication to any such exclusion made in the calculation of Consolidated Net Income.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the Borrower shall be added to Consolidated Net Income to compute Consolidated EBITDA of the Borrower only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to the Borrower by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

"Consolidated Funded Indebtedness" means, as to any Person at a particular time, without duplication, on a consolidated basis, all Indebtedness of such Person of the types referred to in clauses (a), (b) (limited to unreimbursed obligations in respect of drawn letters of credit) and (f) of the definition of Indebtedness.

"Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(a) the Net Income of any Person that is not a Restricted Subsidiary, or that is accounted for by the equity method of accounting shall be excluded; provided that, to the extent not previously included, Consolidated Net Income shall be increased by the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary thereof;

(b) the Net Income of any Restricted Subsidiary that is not a Loan Party shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided that Consolidated Net Income of such Person shall be increased by the amount of dividends or distributions or other payments from that Restricted Subsidiary that are actually paid in cash (or to the extent converted into cash) to such Person or a Restricted Subsidiary thereof (subject to provisions of this clause (2)) during such period, to the extent not previously included therein;

(c) the Net Income (or loss) of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded;

(d) the cumulative effect of a change in accounting principles shall be excluded;

(e)   non-cash charges relating to employee benefit or other management compensation plans of any parent company of the Borrower (to the extent such non-cash charges relate to plans of such parent company for the benefit of members of the Board of Directors of the Borrower (in their capacity as such) or employees of the Borrower and its Restricted Subsidiaries), the Borrower or any of its Restricted Subsidiaries, or any non-cash compensation charge arising from any grant of stock, stock options or other equity-based awards of any parent company of the Borrower (to the extent such non-cash charges relate to plans of such parent company for the benefit of members of the Board of Directors of the Borrower (in their capacity as such) or employees of the Borrower and its Restricted Subsidiaries), the Borrower or any of its Restricted Subsidiaries (excluding in each case any non-cash charge to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense incurred in a prior period) in each case, to the extent that such non-cash charges are deducted in computing such Consolidated Net Income shall be excluded;

(f)   any non-cash goodwill, other impairment charges or noncash charges relating to the amortization of intangibles, in each case, in accordance with GAAP, shall be excluded;

(g)   any increase in cost of sales as a result of the step-up in inventory valuation arising from applying the purchase method of accounting in accordance with GAAP in connection with any acquisition consummated after the date of this Agreement, net of taxes, shall be excluded;

(h)   unrealized gains and losses relating to hedging transactions and mark-to-market of Indebtedness denominated in foreign currencies in accordance with GAAP shall be excluded;

(i)   [Reserved]; and

(j)   all cash and non-cash restructuring charges, including any severance, relocation and transition costs, shall be excluded.

"Consolidated Tangible Assets" means, with respect to any Person, the consolidated total assets of such Person and its Restricted Subsidiaries determined in accordance with GAAP, less all goodwill, trade names, trademarks, patents and other similar intangibles properly classified as intangibles in accordance with GAAP, all as shown on the most recent balance sheet for such Person

"Consolidated Working Capital" means, as at any date of determination, the excess of Current Assets over Current Liabilities.

"Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Borrower or any Parent, as the case may be, who:

(1)   in the case of the Borrower, was a member of such Board of Directors on the Closing Date;

(2)   was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election; or

(3)   was designated or appointed by the Principals.

"Contractual Obligation" means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have meanings correlative thereto.

"Credit Agreement Refinancing Indebtedness" means (a) Permitted First Priority Refinancing Debt, (b) Permitted Second Priority Refinancing Debt and (c) Permitted Unsecured Refinancing Debt; provided that in each case, such Indebtedness (i) is used solely to refinance Loans and pay fees, premiums and expenses in connection with such refinancing and (ii) is not in a principal amount greater than the Loans so refinanced (plus an amount to pay the fees, premiums and expenses referred to in immediately preceding clause (i)). If Credit Agreement Refinancing Indebtedness is in the form of notes as opposed to loans, it is understood that (without derogation of the requirements of the definition of Credit Agreement Refinancing Indebtedness) the Refinancing Amendment related thereto shall not evidence such Credit Agreement Refinancing Indebtedness and such Credit Agreement Refinancing Indebtedness shall be evidenced by agreements customary for notes that are reasonably satisfactory to the Borrower, the Persons providing such Credit Agreement Refinancing Indebtedness and the Administrative Agent (and which agreements may not have the Administrative Agent as a party thereto); provided that, in the event such notes are issued, a Refinancing Amendment may still be entered into at the discretion of the Borrower and the Administrative Agent in order that the Loan Documents accommodate such notes.

"Current Assets" means, at any time, the consolidated current assets of the Borrower and its Restricted Subsidiaries, other than cash and Cash Equivalents.

"Current Liabilities" means, at any time, the consolidated current liabilities of the Borrower and its Restricted Subsidiaries at such time, but excluding the current portion of any Indebtedness with a term of over a year.

"Debt Issuance" means the incurrence by the Borrower or any of its Restricted Subsidiaries of any Indebtedness after the Closing Date (other than Indebtedness permitted by Section 7.03).

"Debtor Relief Laws" means the Bankruptcy Code of the United States, the BIA, the CCAA and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States, Canada or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

"Declined Proceeds" has the meaning specified in Section 2.05(b)(vi).

"Default" means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.

"Default Rate" means (i) in the case of overdue principal or interest on any Loan, 2.00% per annum plus the rate (including the Applicable Rate) otherwise applicable to such Loan or (ii) in the case of any overdue fees, 2.00% per annum plus the rate (including the Applicable Rate) applicable to Base Rate Loans.

"Discount Range" has the meaning specified in Section 2.14(ii).

"Discounted Prepayment Option Notice" has the meaning specified in Section 2.14(ii).

"Discounted Voluntary Prepayment" has the meaning specified in Section 2.14(i).

"Discounted Voluntary Prepayment Notice" has the meaning specified in Section 2.14(v).

"Disposition" or "Dispose" means the sale, transfer, license, lease or other disposition (including any sale and leaseback transaction) of any property owned by any Person, including any sale, assignment, transfer, license, lease or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith; provided that the issuance of Equity Interests of any Person shall not be considered a Disposition by such Person.

"Disqualified Equity Interests" means any Equity Interest which, by its terms (or by the terms of any security or other Equity Interests into which it is convertible or for which it is exchangeable), or upon the happening of any event or condition (a) matures or is mandatorily redeemable (other than solely for Equity Interests (other than Disqualified Equity Interests)), pursuant to a sinking fund obligation or otherwise, (b) is redeemable at the option of the holder thereof, in whole or in part, (c) provides for the scheduled payments of dividends in cash, or (d) is or becomes convertible into or exchangeable for Indebtedness or any other Equity Interests that would constitute Disqualified Equity Interests, in each case for clauses (a) through (d), prior to the date that is ninety-one (91) days after the Maturity Date; provided that if such Equity Interest is issued to any employee or to any plan for the benefit of employees of the Borrower or any of its Restricted Subsidiaries or by any such plan to such employees, such Equity Interest shall not constitute a Disqualified Equity Interest solely because it may be required to be repurchased by the Borrower or such Restricted Subsidiary in order to satisfy applicable statutory or regulatory obligations; and provided further that any Equity Interest that would constitute a Disqualified Equity Interest solely because the holders thereof have the right to require the Borrower to repurchase such Equity Interest upon the occurrence of a change of control or an asset sale shall not constitute a Disqualified Equity Interest if the terms of such Equity Interest provide that the Borrower may not repurchase or redeem any such Equity Interest pursuant to such provisions prior to the repayment in full of the Obligations.

"Disqualified Institution" means (a) each bank, financial institution, institutional lender or other Person identified on a list made available to the Administrative Agent on the date of the Commitment Letter, (b) any affiliates or directors (or equivalent managers), officers, employees, legal counsel, independent auditors or other experts, agents and advisors of the Arrangers that are engaged as principals primarily in private equity, mezzanine financing or venture capital or are engaged directly or indirectly in the sale of the Acquired Business as representatives of the Acquired Business or the Sellers (other than, in each case, such persons engaged by the Borrower as part of the Transactions) and (c) any Company Competitor, and in each case, with respect to the Persons described in clauses (a) through (c), any Person that is a reasonably identifiable Affiliate of such Person.

"Documentation Agent" means Wells Fargo.

"Dollar" and "$" mean lawful money of the United States.

"Domestic Restricted Subsidiary" means any Domestic Subsidiary other than an Unrestricted Subsidiary.

"Domestic Subsidiary" means any Subsidiary of the Borrower that is organized under the Laws of the United States, any state thereof or the District of Columbia.

"Eligible Assignee" means any Person that meets the requirements to be an assignee under Sections 11.05(b)(iii), (v) and (vi) (subject to such consents, if any, as may be required under Section 11.05(b)(iii)).

"Emergence Date" has the meaning assigned to such term in the definition of Consolidated Net Income.

"Environmental Laws" means any and all applicable federal, state, provincial, territorial, municipal, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, licenses, and the common law relating to pollution or the protection of the environment (including ambient air, indoor air, surface wastes, groundwater, land and subsurface strata), human health and safety as it relates to environmental protection and natural resources including those related to Release or threat of Release, or exposure to, or generation, storage, treatment, transport, handling, distribution or disposal of Hazardous Materials.

"Environmental Liability" means any liability or costs, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Borrower, any other Loan Party or any of their respective Restricted Subsidiaries resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the Release or threatened Release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

"Environmental Permit" means any permit, approval, identification number, license or other authorization required under any Environmental Law.

"Equity Interests" means, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

"ERISA" means the Employee Retirement Income Security Act of 1974.

"ERISA Affiliate" means any trade or business (whether or not incorporated) under common control with the Borrower within the meaning of Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).

"ERISA Event" means (a) the occurrence of a Reportable Event with respect to a Pension Plan; (b) a withdrawal by the Borrower or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a complete or partial withdrawal by the Borrower or any ERISA Affiliate from a Multiemployer Plan or notification that a Multiemployer Plan is in reorganization; (d) the filing of a notice of intent to terminate, the treatment of a Plan amendment as a termination under Section 4041 or 4041A of ERISA, or the commencement of proceedings by the PBGC to terminate a Pension Plan or Multiemployer Plan; (e) an event or condition which would be reasonably expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; (f) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due under Section 4007 of ERISA, upon the Borrower or any ERISA Affiliate; (g) the withdrawal by any Loan Party or any ERISA Affiliate from a Pension Plan that is a multiple employer or other plan described in Section 4064(a) of ERISA during a plan year for which it was a substantial employer, as defined in Section 4001(a)(2) of ERISA; or (h) the conditions for imposition of a Lien under Section 303(k) of ERISA shall have been met with respect to any Pension Plan.

"Eurocurrency liabilities" has the meaning specified in Section 3.04(e).

"Eurodollar Base Rate" means:

(a)   for any Interest Period with respect to a Eurodollar Rate Loan, the rate per annum equal to (i) the rate which appears on the Reuters Screen LIBOR01 Page (or any applicable successor page) at approximately 11:00 a.m., London time, two London Banking Days prior to the commencement of such Interest Period, for Dollar deposits (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period or (ii) if such rate is not available at such time for any reason, the rate per annum determined by the Administrative Agent to be the rate at which deposits in Dollars for delivery on the first day of such Interest Period in same day funds in the approximate amount of the Eurodollar Rate Loan being made, continued or converted and with a term equivalent to such Interest Period would be offered by Wells Fargo or one of its Affiliates to major banks in the London interbank eurodollar market at their request at approximately 11:00 a.m. (London time) two London Banking Days prior to the commencement of such Interest Period; and

(b)   for any interest calculation with respect to a Base Rate Loan on any date, the rate per annum equal to (i) the rate which appears on the Reuters Screen LIBOR01 Page (or any applicable successor page), at approximately 11:00 a.m., London time, two London Banking Days prior to such date for Dollar deposits being delivered in the London interbank market for a term of one month commencing that day or (ii) if such published rate is not available at such time for any reason, the rate per annum determined by the Administrative Agent to be the rate at which deposits in Dollars for delivery on the date of determination in same day funds in the approximate amount of the Base Rate Loan being made or maintained and with a term equal to one month would be offered by Wells Fargo or one of its Affiliates in London to major banks in the London interbank eurodollar market at their request at the date and time of determination.

"Eurodollar Rate" means for any Interest Period with respect to a Eurodollar Rate Loan (or a Base Rate Loan where interest is determined pursuant to clause (b) of the definition thereof), the greater of (x) 0.75% per annum and (y) the Eurodollar Base Rate.

"Eurodollar Rate Loan" means a Loan that bears interest at a rate based on the Eurodollar Rate.

"Event of Default" has the meaning specified in Section 8.01.

"Excess Amount" has the meaning specified in Section 2.05(b)(vii).

"Excess Cash Flow" means, with respect to any Excess Cash Flow Period, an amount equal to the excess of:

(a)   the sum, without duplication, of (i) Consolidated Net Income for such Excess Cash Flow Period, (ii) an amount equal to the amount of all non-cash charges (including depreciation and amortization) to the extent deducted in arriving at such Consolidated Net Income, but excluding any such non-cash charges representing an accrual or reserve for potential cash items in any future period and excluding amortization of a prepaid cash item that was paid in a prior period, (iii) any decrease in Consolidated Working Capital as of the last day of such Excess Cash Flow Period as compared to the first day of such Excess Cash Flow Period (other than (A) any such decreases arising from acquisitions or Dispositions outside of the ordinary course of business by the Borrower and the Restricted Subsidiaries completed during such Excess Cash Flow Period or the application of purchase accounting and (B) for any such decreases during any period in which a Cash Dominion Event (as defined in the ABL Credit Agreement in effect on the date hereof) arising under clause (b) of the first sentence of such definition of Cash Dominion Event shall exist), (iv) an amount equal to the aggregate net non-cash loss on Dispositions outside the ordinary course of business by the Borrower and its Restricted Subsidiaries during such Excess Cash Flow Period to the extent deducted in arriving at such Consolidated Net Income, (v) cash income or gain (actually received in cash) excluded from the calculation of Consolidated Net Income for such Excess Cash Flow Period pursuant to the definition thereof or the definition of Net Income and (vi) cash receipts in respect of Swap Obligations during such Excess Cash Flow Period not included in Consolidated Net Income, over

(b)   the sum, without duplication, of:

     i.   an amount equal to the amount of all non-cash gains, income and credits included in arriving at such Consolidated Net Income in such Excess Cash Flow Period (excluding any such non-cash gain, income or credit to the extent it represents the reversal of an accrual or reserve for a potential cash item that reduced Consolidated Net Income in any prior period);

     ii.   to the extent not previously deducted pursuant to clause (viii) below and to the extent not otherwise reducing Consolidated Net Income for such Excess Cash Flow Period, the amount of Capital Expenditures and expenditures made for Permitted Acquisitions made by the Borrower and its Restricted Subsidiaries in each case in cash during such Excess Cash Flow Period, and in each case to the extent not financed with the proceeds of Dispositions made outside the ordinary course of business, Indebtedness, Equity Interests or with Extraordinary Receipts;

     iii.   to the extent made in cash and to the extent not otherwise reducing Consolidated Net Income for such Excess Cash Flow Period, payments under Section 2.07 and the aggregate amount of all principal prepayments of long-term Indebtedness of the Borrower and its Restricted Subsidiaries (other than any prepayments of any Indebtedness under the Loan Documents, under the ABL Credit Agreement, except, in the case of Indebtedness under the ABL Credit Agreement, to the extent there is an equivalent permanent reduction in commitments thereunder or any prepayments of any Junior Financing except to the extent made pursuant to Section 7.14(a)(iv) hereunder) during such Excess Cash Flow Period, in each case to the extent such prepayments are not funded with the proceeds of Dispositions made outside the ordinary course of business, Indebtedness, Equity Interests or with Extraordinary Receipts;

     iv.   the amount of Taxes paid in cash by the Borrower and its Restricted Subsidiaries during such Excess Cash Flow Period to the extent they exceed the amount of Tax expense deducted in determining Consolidated Net Income for such Excess Cash Flow Period, as well as, to the extent not otherwise reducing Consolidated Net Income in such Excess Cash Flow Period, Taxes incurred as a result of any repatriation of cash by a Foreign Subsidiary in order to make a prepayment under Section 2.05(b)(i), (ii), (iii), or (iv);

v.   an amount equal to the aggregate net non-cash gain on Dispositions outside of the ordinary course of business by the Borrower and the Restricted Subsidiaries during such Excess Cash Flow Period to the extent such amount is included in determining Consolidated Net Income for such Excess Cash Flow Period;

vi.   to the extent not otherwise reducing Consolidated Net Income for such Excess Cash Flow Period, payments in cash by Borrower and the Restricted Subsidiaries during such Excess Cash Flow Period in respect of long-term liabilities of the Borrower and the Restricted Subsidiaries other than Indebtedness, to the extent such payments have not been deducted from Consolidated Net Income;

vii.   the aggregate amount of any premium, make-whole or penalty payments made in cash in connection with any prepayment of Indebtedness (other than any Indebtedness referred to in the parenthetical phrase in clause (iii) above) by the Borrower and the Restricted Subsidiaries during such Excess Cash Flow Period, to the extent that such payments are not deducted in calculating Consolidated Net Income and are not financed with proceeds of Dispositions made outside the ordinary course of business, Indebtedness or Equity Interests or with Extraordinary Receipts;

viii.   without duplication of amounts deducted from Excess Cash Flow in prior Excess Cash Flow Periods, the aggregate consideration required to be paid in cash by the Borrower or any of the Restricted Subsidiaries pursuant to binding contracts (the "Contract Consideration") entered into prior to or during such Excess Cash Flow Period with respect to Permitted Acquisitions, Capital Expenditures, acquisitions of IP Rights and Investments set forth in clause (x) below to be consummated or made during the fiscal quarter of the Borrower following the end of such Excess Cash Flow Period; provided, that to the extent the aggregate amount of cash actually utilized to finance such Permitted Acquisitions, Capital Expenditures, acquisitions of IP Rights or Investments (to the extent not financed with proceeds of Dispositions made outside the ordinary course of business, Indebtedness or Equity Interests or with Extraordinary Receipts) during such fiscal quarter is less than the Contract Consideration, the amount of such shortfall shall be added to the calculation of Excess Cash Flow in the Excess Cash Flow Period in which such fiscal quarter falls;

ix.   cash expenditures in respect of Swap Obligations during such Excess Cash Flow Period to the extent not deducted in arriving at such Consolidated Net Income during such Excess Cash Flow Period;

x.   to the extent not deducted pursuant to clause (viii) above, and so long as not made in Borrower or a Restricted Subsidiary, Investments made in cash pursuant to Section 7.02(b), 7.02(c), 7.02(h), 7.02(i), 7.02(o) or 7.02(p) during such Excess Cash Flow Period that have not otherwise reduced Consolidated Net Income during such Excess Cash Flow Period, to the extent such Investments are not financed with the proceeds of Dispositions made outside the ordinary course of business, Indebtedness or Equity Interests or with Extraordinary Receipts;

xi. to the extent paid in cash and not otherwise reducing Consolidated Net Income for such Excess Cash Flow Period, Restricted Payments made pursuant to Section 7.06(c) or 7.06(i) that are not financed with the proceeds of Dispositions made outside the ordinary course of business, Indebtedness or Equity Interests or with Extraordinary Receipts;

xii. to the extent not otherwise reducing Consolidated Net Income, any fees and expenses paid in cash pursuant to Section 7.08(f) or 7.08(h) in such Excess Cash Flow Period;

xiii. any increase in Consolidated Working Capital on the last day of such Excess Cash Flow Period as compared to the first day of such Excess Cash Flow Period (other than any such increase arising from acquisitions or Dispositions outside of the ordinary course of business by the Borrower and the Restricted Subsidiaries completed during such Excess Cash Flow Period or the application of purchase accounting); and

xiv. cash amounts excluded from the calculation of Consolidated Net Income during such Excess Cash Flow Period pursuant to clause (j) of the definition of Consolidated Net Income.

"Excess Cash Flow Period" means each fiscal year of the Borrower ending on or about December 31, 2015, and each fiscal year thereafter.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Excluded Restricted Subsidiary" means, on any date, (a) any Restricted Subsidiary of the Borrower (i) that, together with its Restricted Subsidiaries on a consolidated basis, has less than $2,500,000 in total assets, (ii) the total assets of which, together with its Restricted Subsidiaries on a consolidated basis and all Excluded Restricted Subsidiaries as of such date, is less than $7,500,000 and (iii) that does not have any Indebtedness (including by way of Guarantee) in respect of money borrowed other than Indebtedness hereunder and or Indebtedness incurred or outstanding pursuant to Section 7.03 (b), (r) or (s) (including by way of Guarantees in respect of Indebtedness incurred or outstanding pursuant to Section 7.03(b), (r) or (s)), (b) any Domestic Restricted Subsidiary that is a direct or indirect Subsidiary of a Foreign Subsidiary, (c) any Restricted Subsidiary that is prohibited by law, regulation or contractual obligation (which contractual obligation exists on the Closing Date or at the time of acquisition of such Subsidiary and not entered into in contemplation of such acquisition) from providing such Guaranty or that would require a governmental (including regulatory) consent, approval, license or authorization in order to provide such Guaranty and (d) any Restricted Subsidiary to the extent that the burden or cost of providing a Guaranty outweighs the benefit afforded thereby as reasonably determined by the Administrative Agent and the Borrower (it being understood, without limitation to the foregoing, that in no event shall any Restricted Subsidiary that provides a Guarantee of Indebtedness incurred or outstanding pursuant to Section 7.03(b), (r) or (s) be an Excluded Restricted Subsidiary for purposes of Section 6.12; provided, that any time any Restricted Subsidiary that would otherwise be an Excluded Restricted Subsidiary no longer provides a Guarantee of Indebtedness incurred or outstanding pursuant to any of Section 7.03(b), (r) or (s), such Restricted Subsidiary shall be an Excluded Restricted Subsidiary for the purposes of Section 6.12 and shall be automatically released from its Guaranty of the Obligations).

"Excluded Swap Obligation" means, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the Guarantee of such Guarantor of, or the grant by such Guarantor of a security interest to secure, such Swap Obligation (or any Guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor's failure for any reason to constitute an "eligible contract participant" as defined in the Commodity Exchange Act and the regulations thereunder at the time the Guarantee of such Guarantor or the grant of such security interest becomes effective with respect to such Swap Obligation (such determination being made after giving effect to any applicable keepwell, support or other agreement for the benefit of the applicable Credit Party, including under Section 17 of the Guaranty). If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guarantee or security interest is or becomes illegal.

"Excluded Taxes" means, with respect to the Administrative Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of any Loan Party hereunder or under any other Loan Document, (a) Taxes imposed on or measured by its net income (however denominated), and franchise or similar Taxes imposed on it (in lieu of net income Taxes), by a jurisdiction (or any political subdivision thereof) as result of such recipient being organized or having its principal office or applicable Lending Office in, such jurisdiction, or as a result of any other present or former connection between such recipient and such jurisdiction (other than any connection arising solely from such recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to, or enforced, any Loan Documents), (b) any branch profits Taxes under Section 884(a) of Code, or any similar Tax, imposed by any jurisdiction described in (a), (c) in the case of a Lender, (i) except in the case of a Lender that is an assignee pursuant to a request by the Borrower under Section 11.12, any U.S. federal withholding Tax that is required to be imposed on amounts payable to such Lender pursuant to the Laws in force at the time such Lender becomes a party hereto or designates a new Lending Office, except to the extent that such Lender (or its assignor, if any) was entitled, immediately prior to the designation of a new Lending Office (or assignment), to receive additional amounts from any Loan Party with respect to such withholding Tax pursuant to Section 3.01(a)(ii) or (ii) any withholding Tax that is attributable to such Lender's failure to comply with Section 3.01(e) and (d) any U.S. federal withholding Tax imposed pursuant to FATCA.

"Executive Order" means Executive Order No. 13224 of September 23, 2001, entitled Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)).

"Existing Agent" has the meaning specified in the recitals hereto.

"Existing Credit Agreement" has the meaning specified in the recitals hereto.

"Existing Lenders" has the meaning specified in Section 2.17(b).

"Existing Loans" has the meaning specified in Section 2.17(a).

"Extended Loans" has the meaning specified in Section 2.17(a).

"Extending Lender" has the meaning specified in Section 2.17(b).

"Extension Amendment" has the meaning specified in Section 2.17(c).

"Extension Election" has the meaning specified in Section 2.17(b).

"Extraordinary Receipt" means any proceeds of property or casualty insurance and condemnation awards (and payments in lieu thereof) relating to any asset of the Borrower or any Restricted Subsidiary.

"FATCA" means current Sections 1471 through 1474 of the Code or any amended or successor version that is substantively comparable and any applicable Treasury Regulations promulgated thereunder or published administrative guidance implementing such Sections, whether in existence on the date hereof or promulgated thereafter.

"Federal Funds Rate" means, for any day, the rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) charged to Wells Fargo on such day on such transactions as determined by the Administrative Agent.

"Fee Letter" means that certain Fee Letter, dated as of March 21, 2014, by and among the Borrower, the Arrangers, Wells Fargo, Royal Bank of Canada and UBS AG, Stamford Branch.

"First Lien Intercreditor Agreement" means a "*pari passu*" intercreditor agreement among the Collateral Agent, the agent under the ABL Credit Agreement and one or more Senior Representatives for holders of Permitted First Priority Refinancing Debt in form and substance reasonably satisfactory to the Administrative Agent.

"Fixed Charge Coverage Ratio" means as of any date of determination, the ratio of: (1) Consolidated EBITDA of the Borrower for the most recently completed Measurement Period to (2) the Fixed Charges of the Borrower and its Restricted Subsidiaries for such Measurement Period. In the event that the Borrower or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness or issues, repurchases or redeems Disqualified Equity Interests or preferred stock subsequent to the commencement of the Measurement Period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Equity Interests or preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable Measurement Period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)   the Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (as determined in accordance with GAAP) that have been made by the Borrower or any Restricted Subsidiary of the Borrower during such Measurement Period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis including Pro Forma Cost Savings assuming that the Transactions and all such Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (and the change in any associated fixed charge obligations and the change in Consolidated EBITDA resulting therefrom) had occurred on the first day of such Measurement Period. If since the beginning of such Measurement Period any Person (that subsequently became a Restricted Subsidiary of the Borrower or was merged with or into the Borrower or any Restricted Subsidiary of the Borrower since the beginning of such period) shall have made any Investment, acquisition, disposition, merger, consolidation or discontinued operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or discontinued operation had occurred at the beginning of such Measurement Period; and

(2)   in calculating Fixed Charges attributable to interest on any Indebtedness computed on a pro forma basis, (a) interest on outstanding Indebtedness determined on a fluctuating basis as of the Calculation Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Calculation Date; (b) if interest on any Indebtedness actually incurred on the Calculation Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Calculation Date will be deemed to have been in effect during such Measurement Period; and (c) notwithstanding clause (a) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to interest rate swaps, caps or collars, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreement.

"Fixed Charges" means, with respect to any specified Person for any period, the sum, without duplication of,

(a) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments (other than the amortization of discount or imputed interest arising as a result of purchase accounting), the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Indebtedness, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Swap Obligations; *plus*

(b) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; *plus*

(c) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; *plus*

(d) the product of (a) all dividends and distributions, whether paid or accrued and whether or not in cash, on any series of preferred stock or Disqualified Equity Interests of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Borrower (other than Disqualified Equity Interests) or to the Borrower or a Restricted Subsidiary that is a Guarantor, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP; *minus*

(e) the amortization or expensing of financing fees incurred by the borrower and its Restricted Subsidiaries in connection with the Transactions and recognized in the applicable period; *minus*

(f) interest income actually received by the Borrower or any Restricted Subsidiary in cash for such period.

"Foreign Debt Issuance" has the meaning specified in Section 2.05(d).

"Foreign Disposition" has the meaning specified in Section 2.05(d).

"Foreign ECF" has the meaning specified in Section 2.05(d).

"Foreign Extraordinary Receipt" has the meaning specified in Section 2.05(d).

"Foreign Lender" means any Lender that is not a "United States person" within the meaning of Section 7701(a)(30) of the Code.

"Foreign Plan" means any employee benefit plan, program, policy, arrangement or agreement maintained or contributed to by, or entered into with, the Borrower or any Restricted Subsidiary with respect to employees employed outside the United States.

"Foreign Restricted Subsidiary" means any Foreign Subsidiary other than an Unrestricted Subsidiary.

"Foreign Subsidiary" means (a) any Subsidiary of the Borrower that is not a Domestic Subsidiary or (b) any direct or indirect Domestic Restricted Subsidiary (i) substantially all of the assets of which consist of the equity of one or more Foreign Subsidiaries or (ii) that is treated as a disregarded entity for U.S. federal income tax purposes and substantially all of the assets of which consist of the equity of one or more Foreign Subsidiaries.

"FRB" means the Board of Governors of the Federal Reserve System of the United States.

"Fund" means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities.

"GAAP" means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession in the United States, that are applicable to the circumstances as of the date of determination, consistently applied.

"Governmental Authority" means the government of the United States, Canada or any other nation, or of any political subdivision thereof, whether state, provincial, territorial, municipal or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

"Guarantee" means, as to any Person, (a) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation payable or performable by another Person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other obligation of the payment or performance of such Indebtedness or other obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, or (iv) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part), or (b) any Lien on any assets of such Person securing any Indebtedness or other obligation of any other Person, whether or not such Indebtedness or other obligation is assumed by such Person (or any right, contingent or otherwise, of any holder of such Indebtedness to obtain any such Lien); provided that the term "Guarantee" shall not include customary and reasonable indemnity obligations in effect on the Closing Date or entered into in connection with any acquisition or Disposition of assets permitted under this Agreement (other than such obligations with respect to Indebtedness). The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith. The term "Guarantee" as a verb has a corresponding meaning.

"Guarantors" means, collectively, the Borrower (solely with respect to Obligations in the nature of Secured Hedge Agreements), the Subsidiaries of the Borrower listed on Schedule 6.12 and each other Subsidiary of the Borrower that shall be required to execute and deliver a guaranty or guaranty supplement pursuant to Section 6.12; provided, that subject to the last sentence in Section 6.12, in no event shall any Excluded Restricted Subsidiary be required to be a Guarantor.

"Guaranty" means, collectively, the Amended and Restated Guaranty made by the Guarantors in favor of the Secured Parties, substantially in the form of Exhibit F, together with each other guaranty and guaranty supplement delivered pursuant to Section 6.12.

"Hazardous Materials" means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants regulated as such pursuant to any Environmental Law, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, greenhouse gases, polychlorinated biphenyls, radon gas, mold, infectious or medical wastes.

"Hedge Bank" means any Person that is an Agent, the Co-Syndication Agents, Documentation Agent, a Lender, the Arrangers or an Affiliate of any of the foregoing on the Closing Date or at the time it enters into a Swap Contract, in its capacity as a party thereto, whether or not such Person subsequently ceases to be an Agent, Co-Syndication Agents, Documentation Agent, a Lender or an Affiliate of any of the foregoing.

"Incremental Amendment" has the meaning specified in Section 2.15.

"Incremental Closing Date" has the meaning specified in Section 2.15.

"Incremental Lender" has the meaning specified in Section 2.15.

"Incremental Equivalent Debt" has the meaning specified in Section 7.03(m).

"Incremental Loans" has the meaning specified in Section 2.15.

"Indebtedness" means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with GAAP:

(a)   all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(b)   the maximum amount of all direct or contingent obligations of such Person arising under letters of credit (including standby and commercial), bankers' acceptances, bank guaranties and similar instruments;

(c)   net obligations of such Person under any Swap Contract;

(d)   all obligations of such Person to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business that are paid before the earlier of (i) 60 days past the date they are due or (ii) 180 days after their creation);

(e)   indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse;

(f)   all Attributable Indebtedness in respect of Capitalized Leases and Synthetic Lease Obligations of such Person;

(g)   all obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in respect of any Disqualified Equity Interest valued, in the case of a redeemable preferred interest, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends; and

(h)   all Guarantees of such Person in respect of any of the foregoing; provided that "Indebtedness" shall not include any post-closing payment adjustments or earn-out, non-competition or consulting obligations (A) existing on the Closing Date or (B) incurred in connection with Investments permitted under Section 7.02(h), (n), (o) or (p) (i) if such obligations are not required to be reflected as a liability on the balance sheet of the applicable Person (but only to the extent reflected in the liabilities section of the balance sheet as opposed to the footnotes thereto) or (ii) if at the time of such Investment, the Borrower was able to satisfy the tests (if any) in Section 7.02(h), (n), (o) or (p) as applicable, after giving pro forma effect to the maximum possible payment that could result from such adjustment, earn-out or other obligation as if paid on the date of consummation of such Investment (as certified to the Administrative Agent in reasonable detail by a Responsible Officer of the Borrower).

For all purposes hereof, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or a joint venturer, (i) unless such Indebtedness is expressly made non-recourse to such Person or (ii) except to the extent such Person's liability for such Indebtedness is otherwise limited in recourse or amount, but only up to the amount of the value of the assets to which recourse is limited or the amount of such limit. The amount of any net obligation under any Swap Contract on any date shall be deemed to be the Swap Termination Value thereof as of such date. The amount of Indebtedness of any Person for purposes of clause (e) shall be deemed to be equal to the lesser of (i) the aggregate unpaid amount of such Indebtedness and (ii) the fair market value of the property encumbered thereby as determined by such Person in good faith.

"Indemnified Taxes" means all Taxes other than Excluded Taxes.

"Indemnitees" has the meaning specified in Section 11.03(b).

"Information" has the meaning specified in Section 11.06.

"Information Memorandum" means the information memorandum intended to be used by the Arrangers in connection with the syndication of the Loans.

"Intellectual Property Security Agreement" means an intellectual property security agreement, in substantially the form of Exhibit B to the Security Agreement (together with each other intellectual property security agreement and intellectual property security agreement supplement delivered pursuant to Section 6.12).

"Intercompany Note" means an intercompany note, substantially in the form of Exhibit I, executed by the Borrower and each of its Restricted Subsidiaries and endorsed in blank by each of the Loan Parties.

"Intercreditor Agreement" means the Amended and Restated Lien Subordination and Intercreditor Agreement, dated as of the Closing Date, among the ABL Administrative Agent, on behalf of the "ABL Secured Parties" (as defined therein), the Collateral Agent, on behalf of the "Term Loan Secured Parties" (as defined therein), and the Loan Parties.

"Interest Payment Date" means, (a) as to any Eurodollar Rate Loan, the last day of each Interest Period applicable to such Loan and the Maturity Date; provided, however, that if any Interest Period for a Eurodollar Rate Loan exceeds 90 days, the respective dates that fall every 90 days after the beginning of such Interest Period shall also be Interest Payment Dates; and (b) as to any Base Rate Loan, the last Business Day of each March, June, September and December and the Maturity Date.

"Interest Period" means, as to each Eurodollar Rate Loan, the period commencing on the date such Eurodollar Rate Loan is disbursed or converted to or continued as a Eurodollar Rate Loan, and ending on the numerically corresponding day in the calendar month that is one, two, three or six months (or twelve months if agreed to by all Lenders) thereafter, as selected by the Borrower in its Loan Notice; provided that:

(a)   any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day;

(b)   any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

(c)   no Interest Period shall extend beyond the Maturity Date.

"Investment" means, as to any Person, any acquisition or investment by such Person in another Person, whether by means of (a) the purchase or other acquisition of Equity Interests of such other Person, (b) a loan, advance or capital contribution to, Guarantee or assumption of debt of, or purchase or other acquisition of any other debt or interest in, another Person, or (c) the purchase or other acquisition (in one transaction or a series of transactions) of assets of such other Person that constitute a business unit or all or a substantial part of the business of, such Person. For purposes of covenant compliance, the amount of any Investment shall be the amount actually invested, without adjustment for subsequent increases or decreases in the value of such Investment, but giving effect to any return of capital or prepayments or repayments of principal actually received by such Person with respect thereto.

"IP Rights" has the meaning specified in Section 5.17.

"IP Security Agreement Supplement" means a supplement delivered in connection with any Intellectual Property Security Agreement, in each case in form and substance reasonably satisfactory to the Administrative Agent.

"IRS" means the United States Internal Revenue Service.

"Junior Financing" has the meaning specified in Section 7.14(a).

"Junior Financing Documentation" means any documentation governing any Junior Financing.

"Latest Maturity Date" means, at any date of determination, the latest maturity or expiration date applicable to any Loan hereunder at such time, including the latest maturity or expiration date of any Incremental Loan, any Other Term Loan or any Extended Loan, in each case as extended in accordance with this Agreement from time to time.

"Laws" means, collectively, all international, foreign, federal, state, provincial, territorial, municipal and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case having the force of law.

"Lender" means each Person listed on Schedule 2.01 as a "Lender," as well as any Person that becomes a "Lender" hereunder pursuant to Section 11.05.

"Lender Inspection Designee" has the meaning specified in Section 6.10.

"Lender Participation Notice" has the meaning specified in Section 2.14(iii).

"Lending Office" means, as to any Lender, the office or offices of such Lender described as such in such Lender's Administrative Questionnaire, or such other office or offices as a Lender may from time to time notify the Borrower and the Administrative Agent.

"Lien" means any mortgage, pledge, hypothecation, assignment, deposit arrangement, statutory or deemed trust, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any Capitalized Lease having substantially the same economic effect as any of the foregoing).

"Loan" has the meaning set forth in Section 2.01, which shall include Extended Loans if the context requires.

"Loan Documents" means, collectively, (a) this Agreement, (b) the Notes, (c) the Guaranty, (d) the Intercreditor Agreement, (e) the Collateral Documents and (f) the Fee Letter; provided that, solely for purposes of determining the Obligations secured or Guaranteed, as applicable, under the Guaranties and Collateral Documents, "Loan Documents" shall be deemed to include the Secured Hedge Agreements.

"Loan Extension Request" has the meaning specified in Section 2.17(a).

"Loan Notice" means a notice of (a) a Borrowing, (b) a conversion of Loans from one Type to the other, or (c) a continuation of Eurodollar Rate Loans pursuant to Section 2.02(a), which shall be substantially in the form of Exhibit A (or such other form as may be acceptable to the Administrative Agent).

"Loan Parties" means, collectively, the Borrower and each Guarantor.

"London Banking Day" means any day on which dealings in Dollar deposits are conducted by and between banks in the London interbank eurodollar market.

"Material Adverse Effect" means (a) a material adverse change in, or a material adverse effect on, the operations, business, assets, properties, liabilities (actual or contingent) or financial condition of the Borrower and its Restricted Subsidiaries, taken as a whole; (b) a material impairment of the rights and remedies of the Administrative Agent or any Lender under any Loan Document, or of the ability of the Borrower or any Guarantor to perform its obligations under any Loan Documents to which it is a party; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against the Borrower or any Guarantor of any Loan Document to which it is a party.

"Material Real Estate" means any parcel of real property that is fee owned by a Loan Party, other than any parcel of real property (i) for which the greater of the cost and the book value is less than $2,500,000 or (ii) which property is subject to a Lien permitted by Section 7.01(j), (q) or (w) which prohibits the granting of a Lien to the Administrative Agent, so long as, in the case of each of clauses (i) and (ii), such real property is not subject to a Lien securing any ABL Obligations (it being understood, without limitation to the foregoing, that any time any non-Material Real Estate is no longer subject to a Lien securing any ABL Obligations, the Lien on such real property securing the Obligations shall be automatically released).

"Maturity Date" means October 30, 2020; provided, however, that if such date is not a Business Day, the Maturity Date shall be the next preceding Business Day.

"Maximum Rate" has the meaning specified in Section 11.08.

"Measurement Period" means, at any date of determination, the most recently completed four fiscal quarters of the Borrower at the end of which financial statements were required to be delivered pursuant to Section 6.01(a) or (b).

"MNPI" has the meaning specified in Section 6.02.

"Moody's" means Moody's Investors Service, Inc. and any successor thereto.

"Mortgage Policies" means fully paid American Land Title Association ("ALTA") Lender's Extended Coverage title insurance policies in form and substance, with endorsements (including zoning endorsements) and in amounts acceptable to the Administrative Agent in its reasonable discretion (such amount not to exceed 110% of the fair market value of the applicable property), issued, coinsured and reinsured by title insurers acceptable to the Administrative Agent, insuring the Mortgages to be valid and subsisting Liens on the property described therein, free and clear of all defects (including, but not limited to, mechanics' and materialmen's Liens) and encumbrances, excepting only Permitted Encumbrances and other Liens permitted under the Loan Documents, and providing for such other affirmative insurance (including endorsements for future advances under the Loan Documents, for mechanics' and materialmen's Liens and for zoning of the applicable property) and such coinsurance and direct access reinsurance as the Administrative Agent may deem necessary or desirable, and with respect to any property located in a state in which a zoning endorsement is not available, a zoning compliance letter from the applicable municipality or, if not available, a zoning report from Planning and Zoning Resources Corporation, in each case satisfactory to the Administrative Agent in its reasonable discretion.

"Mortgaged Property" means (a) the Material Real Estate identified on Schedule 6.18 and (b) the Material Real Estate, if any, which shall be subject to a Mortgage delivered after the Closing Date pursuant to Section 6.12.

"Mortgages" means the deeds of trust, trust deeds, deeds to secure debt, and mortgages, with such changes as may be satisfactory to the Administrative Agent and its counsel to account for local law matters and otherwise in form and substance satisfactory to the Administrative Agent, covering the properties listed on Schedule 6.18 (together with each other Mortgage delivered pursuant to Section 6.12).

"Multiemployer Plan" means any employee benefit plan of the type described in Section 4001(a)(3) of ERISA which is subject to Title IV of ERISA, to which the Borrower or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding five plan years, has made or been obligated to make contributions.

"Net Cash Proceeds" means (x) with respect to any Disposition by any Loan Party or any of its Restricted Subsidiaries, or any Extraordinary Receipt received or paid to the account of any Loan Party or any of its Restricted Subsidiaries, the excess, if any, of (a) the sum of cash and Cash Equivalents received in connection with such transaction (including any cash or Cash Equivalents received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as and when so received) over (b) the sum of (i) the principal amount of any Indebtedness that is secured by the applicable asset and that is required to be repaid in connection with such transaction (other than Indebtedness under the Loan Documents), (ii) the reasonable and customary out-of-pocket expenses incurred by such Loan Party or such Restricted Subsidiary in connection with such transaction and (iii) income and transfer Taxes reasonably estimated to be actually payable within two years of the date of the relevant transaction in connection therewith, as well as, to the extent not duplicative of any amount deducted from a prepayment under clause (x) of Section 2.05(d), as a result of any repatriation by a Foreign Subsidiary of such cash or Cash Equivalents as a result of a prepayment under Section 2.05(b)(i), (ii), (iii) or (iv) (including pursuant to any tax sharing arrangement relating to combined, consolidated, unitary or similar tax returns to the extent that such income and transfer Taxes do not exceed the amount of Taxes attributable to such Person and its Restricted Subsidiaries determined as if such Person and its Restricted Subsidiaries filed separate tax returns); provided that, if the amount of any estimated Taxes pursuant to this subclause (iii) exceeds the amount of Taxes actually required to be paid in cash in respect of such Disposition, the aggregate amount of such excess shall constitute Net Cash Proceeds; provided, further that no net cash proceeds calculated in accordance with the foregoing realized in a single transaction or series of related transactions shall constitute Net Cash Proceeds unless such net cash proceeds shall exceed $5,000,000 in the aggregate for such transaction or series of transactions (and thereafter only net cash proceeds in excess of such amount shall constitute Net Cash Proceeds under this clause (x)), and (y) with respect to any Debt Issuance or any issuance or sale of Equity Interests by the Borrower or any of the Borrower's Restricted Subsidiaries, the cash proceeds thereof, net of customary fees, commissions, costs and other expenses incurred in connection therewith.

"Net Income" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however: (1) any gain (or loss), together with any related provision for Taxes on such gain (or loss), realized in connection with: (a) any Disposition or (b) the disposition of any other assets by such Person or any of its Restricted Subsidiaries (in each case, other than in the ordinary course of business) or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; (2) any extraordinary or nonrecurring gains, losses or charges, together with any related provision for Taxes on such gain, loss or charge and (3) any gains, losses, or charges of the Borrower and its Restricted Subsidiaries incurred in connection with the Transactions together with any related provision for Taxes on such gain, loss, or charge.

"Not Otherwise Applied" means, with reference to any amount of net cash proceeds of any transaction or event, that such amount (a) was not required to be applied to prepay the Loans or Indebtedness outstanding pursuant to Section 7.03(b), (r) or (s) and (b) was not previously applied in determining the permissibility of a transaction (including, without limitation, the making of an Investment, Restricted Payment, capital expenditure or refinancing of Junior Financing) under the Loan Documents where such permissibility was (or may have been) contingent on receipt of such amount.

"Note" means a promissory note made by the Borrower in favor of a Lender evidencing Loans made by such Lender, substantially in the form of Exhibit C.

"NPL" means the National Priorities List under CERCLA.

"Obligations" means all advances to, and debts, liabilities, obligations, covenants and duties of, any Loan Party arising under any Loan Document or otherwise with respect to any Loan, or, subject to Section 9.12, any Secured Hedge Agreement, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Loan Party or any Subsidiary thereof of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding; provided that (a) obligations of any Loan Party under any Secured Hedge Agreement shall be secured and guaranteed pursuant to the Collateral Documents only to the extent that, and for so long as, the other Obligations are so secured and guaranteed and (b) any release of Collateral or Guarantors effected pursuant to this Agreement shall not require the consent of holders of obligations under Secured Hedge Agreements; provided, further, that the Obligations shall not include any Excluded Swap Obligations.

"Offered Loans" has the meaning specified in Section 2.14(iii).

"Organization Documents" means, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

"Original Currency" has the meaning specified in Section 11.17.

"Other Taxes" means all present or future stamp or documentary Taxes or any other excise, property, intangible, mortgage recording or similar Taxes arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document , other than any such Taxes imposed as a result of an assignment (other than an assignment made at the request of the Borrower pursuant to Section 11.12) of, or grant of a participation in, an interest in a Loan ("Assignment Taxes"), but only if such Assignment Taxes are imposed as a result of the assignor or assignee being organized in or having its principal office or applicable Lending Office in the taxing jurisdiction, or as a result of any other present or former connection between the assignor or assignee and the taxing jurisdiction, other than a connection arising from having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to, or enforced, any Loan Documents.

"Other Term Loan Commitments" means one or more commitments for Refinancing Tranches of Credit Agreement Refinancing Indebtedness (other than Credit Agreement Refinancing Indebtedness that is in the form of notes) hereunder that result from a Refinancing Amendment.

"Other Term Loans" means one or more Refinancing Tranches of Credit Agreement Refinancing Indebtedness (other than Credit Agreement Refinancing Indebtedness that is in the form of notes) that result from a Refinancing Amendment.

"Overnight Rate" means, for any day, the greater of (i) the Federal Funds Rate and (ii) an overnight rate determined by the Administrative Agent, in accordance with banking industry rules on interbank compensation.

"Parent" means any direct or indirect parent company of the Borrower.

"Participant" has the meaning specified in Section 11.05(d).

"PBGC" means the Pension Benefit Guaranty Corporation (or any successor).

"Pension Plan" means any "employee pension benefit plan" (as such term is defined in Section 3(2) of ERISA), other than a Multiemployer Plan, that is subject to Title IV of ERISA and is sponsored or maintained by the Borrower or any ERISA Affiliate or to which the Borrower or any ERISA Affiliate contributes or has an obligation to contribute, or in the case of a multiple employer or other plan described in Section 4064(a) of ERISA, has made contributions at any time during the immediately preceding five plan years.

"Perfection Certificate" means certificates in the form of Exhibit M or any other form approved by the Administrative Agent, as the same shall be supplemented from time to time by a Perfection Certificate Supplement or otherwise.

"Perfection Certificate Supplement" means a perfection certificate supplement in form and substance reasonably satisfactory to the Administrative Agent.

"Permitted Acquisition" has the meaning specified in Section 7.02(h).

"Permitted Encumbrances" has the meaning specified in the Mortgages.

"Permitted Equity Issuance" means any sale or issuance of any Equity Interests (other than Disqualified Equity Interests) of the Borrower (or capital contributions in respect thereof) to the extent permitted hereunder.

"Permitted First Priority Refinancing Debt" means any secured Indebtedness incurred by the Borrower in the form of one or more series of first lien secured notes or first lien secured loans;

provided that (i) such Indebtedness may only be secured by assets consisting of Collateral on a *pari passu* basis (but without regard to the control of remedies, which control shall be set forth in the First Lien Intercreditor Agreement) with the Obligations and may not be secured by any property or assets of the Borrower or any Restricted Subsidiary other than the Collateral, (ii) such Indebtedness constitutes Credit Agreement Refinancing Indebtedness, (iii) such Indebtedness (A) has a final maturity date and Weighted Average Life to Maturity that is the same as or later or longer than the Latest Maturity Date and the Weighted Average Life to Maturity of the Loans as of the date such Indebtedness is incurred or issued and (B) does not have mandatory prepayment, redemption or offer to purchase events that are more onerous to the Borrower and its Restricted Subsidiaries, taken as a whole, than the mandatory prepayment provisions of the Loans (other than customary asset sale or change of control provisions and "AHYDO" catch-up payments, if applicable), (iv) such Indebtedness is not at any time guaranteed by any Subsidiaries other than Subsidiaries that are Guarantors, (v) without derogation of immediately preceding clause (iii), the other terms and conditions of such Indebtedness (excluding pricing, premiums, amortization and optional prepayment or optional redemption provisions) are customary market terms for Indebtedness of such type and, in any event, when taken as a whole, are not materially more favorable to the investors or lenders providing such Indebtedness than the terms and conditions of the Loans refinanced with such Permitted First Priority Refinancing Debt (except with respect to any terms (including covenants) and conditions contained in such Indebtedness that are applicable only after the then Latest Maturity Date) (provided that a certificate of a Responsible Officer delivered to the Administrative Agent at least five Business Days prior to the incurrence of such Indebtedness, together with a reasonably detailed description of the material terms and conditions of such Indebtedness or drafts of the documentation relating thereto, stating that the Borrower has determined in good faith that such terms and conditions satisfy the requirement of this clause (v) shall be conclusive evidence that such terms and conditions satisfy such requirement unless the Required Lenders or Administrative Agent notify the Borrower within such five Business Day period that it or they disagree with such determination (including a reasonable description of the basis upon which it or they disagree)), (vi) no Default shall exist immediately prior to or after giving effect to such incurrence, (vii) the security agreements relating to such Indebtedness are substantially the same as the applicable Collateral Documents (with such differences as are reasonably satisfactory to the Administrative Agent) and (viii) a Senior Representative acting on behalf of the holders of such Indebtedness shall have become party to or otherwise subject to the provisions of (1) the Intercreditor Agreement and (2) the First Lien Intercreditor Agreement; provided that if such Indebtedness is the initial Permitted First Priority Refinancing Debt incurred by the Borrower, then the Borrower, the Guarantors, the Collateral Agent and the Senior Representative for such Indebtedness shall have executed and delivered the First Lien Intercreditor Agreement. Permitted First Priority Refinancing Debt will include any Registered Equivalent Notes issued in exchange therefor.

"Permitted Holders" means each of (i) the Principals and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the Principals are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, such Principals, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Borrower or any other direct or indirect parent company of the Borrower and (ii) any Permitted Parent that (A) is newly formed at the time of any transaction and (B) would not, if the Person or Persons forming such Permitted Parent and owning all of such Permitted Parent's Equity Interests were to engage in such transaction in lieu of Permitted Parent and if all references to "Permitted Parent" in the definition of Change of Control were to be disregarded, result in a Change of Control.

"Permitted Parent" means any direct or indirect parent of the Borrower.

"Permitted Refinancing" means, with respect to any Person, any modification, amendment, restatement, amendment and restatement, refinancing, refunding, renewal or extension of any Indebtedness of such Person; provided that (a) the principal amount (or accreted value, if applicable) thereof does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so modified, amended, restated, amended and restated, refinanced, refunded, renewed or extended except by an amount equal to a reasonable premium or other reasonable amount paid, and fees and expenses reasonably incurred, in connection with such modification, amendment, restatement, amendment and restatement, refinancing, refunding, renewal or extension and by an amount equal to any existing commitments unutilized thereunder (to the extent such commitments could be drawn at the time of such refinancing in compliance with this Agreement) or as permitted pursuant to Section 7.03, (b) such modification, amendment, restatement, amendment and restatement, refinancing, refunding, renewal or extension (A) has a final maturity date (i) that occurs at least 181 days after the Latest Maturity Date or (ii) that is equal to or later than the final maturity date of the Indebtedness being modified, amended, restated, amended and restated, refinanced, refunded, renewed or extended, (B) has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being modified, amended, restated, amended and restated, refinanced, refunded, renewed or extended and (C) has no scheduled amortization or payments of principal prior to 181 days after the Latest Maturity Date or, if the Indebtedness being modified, amended, restated, amended and restated, refinanced, refunded, renewed or extended is subject to scheduled amortization or payments of principal, prior to any such scheduled amortization or payments of principal, (c) if the Indebtedness being modified, amended, restated, amended and restated, refinanced, refunded, renewed or extended is subordinated in right of payment to the Obligations, such modification, amendment, restatement, amendment and restatement, refinancing, refunding, renewal or extension is subordinated in right of payment to the Obligations on terms at least as favorable to the Lenders as those contained in the documentation governing the Indebtedness being modified, amended, restated, amended and restated, refinanced, refunded, renewed or extended, (d) the terms and conditions (including, if applicable, as to collateral) of any such modified, amended, restated, amended and restated, refinanced, refunded, renewed or extended Indebtedness are not materially, taken as a whole, less favorable to the Loan Parties or the Lenders than the terms and conditions of the Indebtedness being modified, amended, restated, amended and restated, refinanced, refunded, renewed or extended or are on market terms for similar issuances at the time of such modification, amendment, restatement, amendment and restatement, refinancing, refunding, renewal or extension (provided that a certificate of a Responsible Officer delivered to the Administrative Agent at least five Business Days prior to the incurrence of such Indebtedness, together with a reasonably detailed description of the material terms and conditions of such Indebtedness or drafts of the documentation relating thereto, stating that the Borrower has determined in good faith that such terms and conditions satisfy the requirement of this clause (d) shall be conclusive evidence that such terms and conditions satisfy such requirement unless the Required Lenders or the Administrative Agent notify the Borrower within such five Business Day period that it or they disagree with such determination (including a reasonable description of the basis upon which it or they disagree), (e) such modification, amendment, restatement, amendment and restatement, refinancing, refunding, renewal or extension is incurred and/or guaranteed by only the Persons who are the obligors on the Indebtedness being modified, amended, restated, amended and restated, refinanced, refunded, renewed or extended, and (f) at the time thereof, no Default shall have occurred and be continuing; and provided further that, in connection with any Permitted Refinancing with respect to which the Intercreditor Agreement is amended, supplemented or otherwise modified, such amendments, supplements or other modifications shall be reasonably satisfactory to the Administrative Agent.

"Permitted Second Priority Refinancing Debt" means secured Indebtedness incurred by the Borrower in the form of one or more series of second lien secured notes or second lien secured loans; provided that (i) such Indebtedness may only be secured by assets consisting of Collateral on a second lien, subordinated basis to the Obligations, the obligations in respect of any Permitted First Priority Refinancing Debt and the obligations (other than the obligations of any Canadian Subsidiary) in respect of the ABL Credit Agreement and may not be secured by any property or assets of the Borrower or any Restricted Subsidiary other than the Collateral, (ii) such Indebtedness constitutes Credit Agreement Refinancing Indebtedness, (iii) such Indebtedness (A) has a Latest Maturity Date and Weighted Average Life to Maturity that is the same as or later or longer than the final maturity date Weighted Average Life to Maturity of the Loans as of the date such Indebtedness is incurred or issued and (B) does not have mandatory prepayment, redemption or offer to purchase events that are more onerous to the Borrower and its Restricted Subsidiaries, taken as a whole, than the mandatory prepayment provisions of the Loans (other than customary asset sale or change of control provisions and "AHYDO" catch-up payments, if applicable), (iv) such Indebtedness is not at any time guaranteed by any Subsidiaries other than the Guarantors, (v) without derogation of immediately preceding clause (iii), the other terms and conditions of such Indebtedness (excluding pricing, premiums, amortization and optional prepayment or optional redemption provisions) are customary market terms for Indebtedness of such type and, in any event, when taken as a whole, are not materially more favorable to the investors or lenders providing such Indebtedness than the terms and conditions of the applicable Loans refinanced by such Permitted Second Priority Refinancing Debt (except with respect to any terms (including covenants) and conditions contained in such Indebtedness that are applicable only after the then Latest Maturity Date) (provided that a certificate of a Responsible Officer delivered to the Administrative Agent at least five Business Days prior to the incurrence of such Indebtedness, together with a reasonably detailed description of the material terms and conditions of such Indebtedness or drafts of the documentation relating thereto, stating that the Borrower has determined in good faith that such terms and conditions satisfy the requirement of this clause (v) shall be conclusive evidence that such terms and conditions satisfy such requirement unless the Required Lenders or the Administrative Agent notify the Borrower within such five Business Day period that it or they disagree with such determination (including a reasonable description of the basis upon which it or they disagree)), (vi) the security agreements relating to such Indebtedness reflect the second lien nature of the security interests and are otherwise substantially the same as the applicable Collateral Documents (with such differences as are reasonably satisfactory to the Administrative Agent), (vii) no Default shall exist immediately prior to or after giving effect to such incurrence and (viii) a Senior Representative acting on behalf of the holders of such Indebtedness shall have become party to or otherwise subject to the provisions of (1) the Intercreditor Agreement and (2) the Second Lien Intercreditor Agreement; provided that if such Indebtedness is the initial Permitted Second Priority Refinancing Debt incurred by the Borrower, then the Borrower, the Guarantors, the Collateral Agent and the Senior Representative for such Indebtedness shall have executed and delivered the Second Lien Intercreditor Agreement. Permitted Second Priority Refinancing Debt will include any Registered Equivalent Notes issued in exchange therefor.

"Permitted Unsecured Refinancing Debt" means unsecured Indebtedness incurred by the Borrower in the form of one or more series of unsecured notes or loans; provided that (i) such Indebtedness constitutes Credit Agreement Refinancing Indebtedness, (ii) such Indebtedness does not mature or have scheduled amortization or payments of principal and is not subject to mandatory redemption, repurchase, prepayment or sinking fund obligation (except customary asset sale or change of control provisions and "AHYDO" catch-up payments, if applicable), in each case prior to the date that is ninety-one (91) days after the then Latest Maturity Date, (iii) such Indebtedness is not at any time guaranteed by any Subsidiaries other than the Guarantors, (iv) such Indebtedness (including any guarantee thereof) is not secured by any Lien on any property or assets of the Borrower or any Restricted Subsidiary, (v) without derogation of clause (iii) above, the other terms and conditions of such Indebtedness (excluding pricing, premiums amortization and optional prepayment or optional redemption provisions) are customary market terms for Indebtedness of such type and, in any event, when taken as a whole, are not materially more favorable to the lenders or investors providing such Indebtedness than the terms and conditions of the applicable Refinanced Debt (except with respect to any terms (including covenants) and conditions contained in such Indebtedness that are applicable only after the then Latest Maturity Date) (provided that a certificate of a Responsible Officer delivered to the Administrative Agent at least five Business Days prior to the incurrence of such Indebtedness, together with a reasonably detailed description of the material terms and conditions of such Indebtedness or drafts of the documentation relating thereto, stating that the Borrower has determined in good faith that such terms and conditions satisfy the requirement of this clause (v) shall be conclusive evidence that such terms and conditions satisfy such requirement unless the Administrative Agent notifies the Borrower within such five Business Day period that it disagrees with such determination (including a reasonable description of the basis upon which it disagrees)) and (vi) no Default shall exist immediately prior to or after giving effect to such incurrence. Permitted Unsecured Refinancing Debt will include any Registered Equivalent Notes issued in exchange therefor.

"Person" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

"Plan" means any "employee benefit plan" (as such term is defined in Section 3(3) of ERISA) established or maintained by the Borrower or, with respect to any such plan that is subject to Section 412 of the Code or Title IV of ERISA, any ERISA Affiliate.

"Platform" has the meaning specified in Section 6.02.

"Pledged Debt" means any pledged "Pledged Debt" defined in any Security Agreement and all other indebtedness from time to time owed to the Loan Parties (including, without limitation, all promissory notes or instruments, if any, evidencing such indebtedness) and required to be pledged by the Loan Parties pursuant to the Loan Documents.

"Pledged Equity" means any pledged "Pledged Equity" defined in any Security Agreement and all other Equity Interests from time to time acquired, owned or held by the Loan Parties (including, without limitation, the certificates, if any, representing such Equity Interests) and required to be pledged by the Loan Parties pursuant to the Loan Documents.

"PPE Financing" means any financing of equipment, Capitalized Lease or purchase money debt, in each case that is permitted by Section 7.03(f) (but without giving effect to the proviso thereto).

"Prepaying Borrower Party" means Borrower or any Restricted Subsidiary that participates in a Discounted Voluntary Prepayment pursuant to Section 2.14.

"Principals" means Ares Management LLC and its Affiliates.

"Pro Forma Cost Savings" means, with respect to any Measurement Period, the reduction in net costs and related adjustments that (i)(A) are projected by the Borrower in good faith to result from actions either taken or expected to be taken within 18 months after the date of the Asset Acquisition or (B) are directly attributable to an Asset Acquisition that occurred during such Measurement Period or after the end of such Measurement Period and on or prior to the Calculation Date and calculated on a basis that is consistent with Regulation S-X under the Securities Act as in effect and applied as of the Closing Date, (ii) were actually implemented by the business that was the subject of any such Asset Acquisition within 18 months after the date of the Asset Acquisition and prior to the Calculation Date that are supportable and quantifiable by the underlying accounting records of such business or (iii) relate to the business that is the subject of any such Asset Acquisition and that the Borrower reasonably determines are probable based upon specifically identifiable actions to be taken within 18 months of the date of the Asset Acquisition and, in the case of each (i), (ii) and (iii), are described, as provided below, in a certificate of a Responsible Officer, as if all such reductions in costs had been effected as of the beginning of such Measurement Period. Pro Forma Cost Savings described above shall be accompanied by a certificate delivered to the Administrative Agent from the Borrower's chief financial officer that outlines the specific actions taken or to be taken, the net cost savings achieved or to be achieved from each such action and that, in the case of clause (iii) above, such savings have been determined to be probable; provided that such reduction in costs and related adjustments shall not be duplicative of amounts added back to Consolidated EBITDA.

"Proposed Discounted Prepayment Amount" has the meaning specified in Section 2.14(ii).

"Public Lender" has the meaning specified in Section 6.02.

"Qualified Equity Interests" means, with respect to any Person, Equity Interests of such Person that do not constitute Disqualified Equity Interests of such Person.

"Qualifying Lenders" has the meaning specified in Section 2.14(iv).

"Qualifying Loans" has the meaning specified in Section 2.14(iv).

"Refinancing Amendment" means, subject to the last sentence of the definition of Credit Agreement Refinancing Indebtedness, an amendment to this Agreement executed by each of (a) the Borrower, (b) the Administrative Agent, (c) unless such Credit Agreement Refinancing Indebtedness is in the form of notes, each Additional Lender and (d) unless such Credit Agreement Refinancing Indebtedness is in the form of notes, each existing Lender that agrees to provide any portion of the Credit Agreement Refinancing Indebtedness being incurred pursuant thereto, in accordance with Section 2.16.

"Refinancing Tranche" has the meaning assigned to such term in Section 2.16

"Register" has the meaning specified in Section 11.05(c).

"Registered Equivalent Notes" means, with respect to any notes originally issued in a Rule 144A or other private placement transaction under the Securities Act of 1933, substantially identical notes (having the same Guarantees) issued in a dollar-for-dollar exchange therefor pursuant to an exchange offer registered with the SEC or pursuant to a shelf registration statement filed with the SEC.

"Rejection Notice" has the meaning specified in Section 2.05(b)(vi).

"Related Parties" means, with respect to any Person, such Person's Affiliates and the partners, directors, officers, employees, agents, trustees and advisors of such Person and of such Person's Affiliates.

"Release" means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, seeping, or placing into the environment.

"Reportable Event" means any of the events set forth in Section 4043(c) of ERISA, other than events for which the 30 day notice period has been waived.

"Repricing Transaction" means the refinancing or repricing of any of the Loans under this Agreement (x) with the proceeds of any Indebtedness (including, without limitation, any new or additional loans under this Agreement) or (y) in connection with any amendment, supplement or modification of or to this Agreement, in either case, (i) having or resulting in an effective interest rate or all-in yield (to be determined in the manner set forth in clause (xi) of Section 2.15) as of the date of such refinancing that is, or could be by the express terms of such Indebtedness (and not by virtue of any fluctuation in the Eurodollar Rate or the Base Rate), less than the effective interest rate for or all-in yield of (to be determined in the reasonable discretion of the Administrative Agent, on the same basis as above) the Loans as of the date of such repricing or refinancing and (ii) in the case of a refinancing of any Loans, the proceeds of such refinancing Indebtedness are used to repay, in whole or in part, principal of such outstanding Loans; provided, that "Repricing Transaction" shall not include transactions resulting in a Change of Control or involving material acquisitions or Investments not otherwise permitted hereunder.

"Required Lenders" means, as of any date of determination, Lenders holding more than 50% of the aggregate principal amount of the Loans; provided that any Loans held or deemed held by, any Affiliated Lender shall be subject to Section 11.01.

"Responsible Officer" means the chief executive officer, president, vice president, chief financial officer, treasurer, assistant treasurer or controller of a Loan Party. Any document delivered hereunder that is signed by a Responsible Officer of a Loan Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Loan Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Loan Party.

"Restricted Payment" means any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interest of any Person or any of its Restricted Subsidiaries, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, defeasance, acquisition, cancellation or termination of any such Equity Interest, or on account of any return of capital to any Person's stockholders, partners or members (or the equivalent of any thereof), or any option, warrant or other right to acquire any such dividend or other distribution or payment.

"Restricted Subsidiary" means any Subsidiary other than an Unrestricted Subsidiary.

"Retained Amounts" has the meaning assigned to such term in Section 2.05(b)(vi).

"S&P" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and any successor thereto.

"Sanctions Laws and Regulations" means any sanctions or requirements imposed by, or based upon, the obligations or authorities set forth in, the PATRIOT Act, the Executive Order, the U.S. International Emergency Economic Powers Act (50 U.S.C. §§ 1701 et seq.), the U.S. Trading with the Enemy Act (50 U.S.C. App. §§ 1 et seq.), the U.S. Syria Accountability and Lebanese Sovereignty Act, the U.S. Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 or the Iran Sanctions Act, Section 1245 of the National Defense Authorization Act of 2012, all as amended, or any of the foreign assets control regulations (including but not limited to 31 C.F.R., Subtitle B, Chapter V, as amended) or any other law or executive order relating thereto administered by the U.S. Department of the Treasury Office of Foreign Assets Control, and any similar law, regulation, or executive order enacted in the United States after the date of this Agreement, as well restrictions on trade imposed through lists maintained by the United Nations Security Council available at http://www.un.org/sc/committees/list_compend.shtml, or as otherwise published from time to time, lists maintained by the European Union available at http://eeas.europa.eu/cfsp/sanctions/consol-list_en.htm, or as otherwise published from time to time, and lists maintained by Her Majesty's Treasury available at http://www.hm-treasury.gov.uk/fin_sanctions_index.htm, or as otherwise published from time to time.

"Scheduled Repayment Date" has the meaning specified in Section 2.07.

"SEC" means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

"Second Currency" has the meaning specified in Section 11.17.

"Second Lien Intercreditor Agreement" means a "junior lien" intercreditor agreement among the Collateral Agent, the agent under the ABL Credit Agreement and one or more Senior Representatives for holders of Permitted Second Priority Refinancing Debt, in form and substance reasonably satisfactory to the Administrative Agent.

"Secured Hedge Agreement" means any Swap Contract permitted under Article VII that is entered into by and between any Loan Party and any Hedge Bank.

"Secured Leverage Ratio" means as of any date of determination, the ratio of: (1) Consolidated Funded Indebtedness of the Borrower and its Restricted Subsidiaries as of such date that is secured by a Lien on any Collateral minus the aggregate amount of Unrestricted Cash and Cash Equivalents of the Borrower and its Restricted Subsidiaries as of such date up to an amount not to exceed $50,000,000 to (2) Consolidated EBITDA of the Borrower for the most recently completed Measurement Period; provided, however, that Consolidated EBITDA shall be determined for purposes of this definition with such pro forma adjustments consistent with the definition of Fixed Charge Coverage Ratio. For purposes of determining the amount of Indebtedness outstanding under the Secured Leverage Ratio, the Borrower, at its option, may designate all or any portion of the commitments under any revolving credit facility to be fully drawn as of the date of such designation; provided that such commitments so designated shall thereafter be deemed to be outstanding at all times thereafter in such amount for the purposes of the Secured Leverage Ratio.

"Secured Parties" means, collectively, the Administrative Agent, the Collateral Agent, the Hedge Banks, the Lenders, each co-agent or sub-agent appointed by the Administrative Agent from time to time pursuant to Section 9.05, and the other Persons the Obligations owing to which are or are purported to be secured by the Collateral under the terms of the Collateral Documents.

"Securities Act" means the Securities Act of 1933.

"Security Agreement" means the Amended and Restated Security Agreement substantially in the form of Exhibit G (together with each other security agreement and security agreement supplement delivered pursuant to Section 6.12 in respect of the Collateral).

"Security Agreement Supplement" means a supplement delivered in connection with the Security Agreement, in each case in form and substance reasonably satisfactory to the Administrative Agent.

"Senior Representative" means, with respect to any series of Permitted First Priority Refinancing Debt or Permitted Second Priority Refinancing Debt, the trustee, administrative agent, collateral agent, security agent or similar agent under the indenture or agreement pursuant to which such Indebtedness is issued, incurred or otherwise obtained, as the case may be, and each of their successors in such capacities.

"Senior Unsecured Notes" means the 2018 Senior Unsecured Notes and the 2021 Senior Unsecured Notes.

"Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article I, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Closing Date.

"Similar Business" means the business conducted or proposed to be conducted by the Borrower and its Restricted Subsidiaries or any and other businesses reasonably related or ancillary thereto.

"Solvent" and "Solvency" mean, with respect to any Person on any date of determination, that on such date (a) the sum of the debt (including contingent liabilities) of such Person does not exceed the fair value of the present assets of such Person; (ii) the capital of such Person is not unreasonably small in relation to the business of such Person; (iii) the present fair saleable value of the assets of such Person is not less than the amount that will be required to pay the probable liabilities (including contingent liabilities) of such Person on its debts as they become absolute and matured and (iv) such Person does not intend to incur, or believe that it will incur, debts (including current obligations and contingent liabilities) beyond its ability to pay such debt as they mature in the ordinary course of business. The amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

"Specified Acquisition Agreement Representations" means the representations made by or on behalf of the Acquired Business in the Acquisition Agreement as are material to the interests of the Lenders, but only to the extent that the Borrower of any of their Affiliates have the right to terminate their obligations under the Acquisition Agreement or to decline to consummate the Acquisition as a result of a breach of such representations in the Acquisition Agreement.

"Specified Representations" means the representations and warranties made solely by the Borrower in Sections 5.01(a)(i) and (b)(ii), 5.02 (other than clauses (b) and (c) thereof), 5.04, 5.14, 5.18, 5.20 (subject to the last paragraph of Section 4.01), and 5.23.

"Specified Issuance Proceeds" means the net cash proceeds of Permitted Equity Issuances.

"Spot Rate" has the meaning specified in Section 1.07.

"Subordinated Indebtedness" means any Indebtedness of the Borrower or any Guarantor that is subordinated in right of payment to the Loans or the Guaranties thereof.

"Subordination Provisions" has the meaning specified in Section 8.01(m).

"Subsidiary" of a Person means, with respect to any Person, (a) any corporation, association or other business entity (other than a partnership, joint venture, or limited liability company) of which more than 50% of the total voting power of the Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled directly indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, and (b) any partnership, joint venture or limited liability company of which (i) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (ii) such Person or any Subsidiary of such Person is a Controlling general partner or otherwise Controls such entity. Unless otherwise specified, all references herein to a "Subsidiary" or "Subsidiaries" shall refer to a Subsidiary or Subsidiaries of the Borrower.

"Swap Contract" means

(d)   any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any Master Agreement (as defined below), and

(e)   any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a "Master Agreement"), including any such obligations or liabilities under any Master Agreement.

"Swap Obligation" means, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a "swap" within the meaning of section 1a (47) of the Commodity Exchange Act.

"Swap Termination Value" means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include a Lender or any Affiliate of a Lender).

"Synthetic Lease Obligation" means the monetary obligation of a Person under (a) a so-called synthetic, off-balance sheet or tax retention lease, or (b) an agreement for the use or possession of property (including sale and leaseback transactions), in each case, creating obligations that do not appear on the balance sheet of such Person but which, upon the application of any Debtor Relief Laws to such Person, would be characterized as the indebtedness of such Person (without regard to accounting treatment).

"Taxes" means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, or other similar remittances, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

"Term Loan Collateral Exclusions" has the meaning specified in Section 6.12.

"Term Priority Collateral" means the "Term Priority Collateral" (as defined in the Intercreditor Agreement).

"Threshold Amount" means $50,000,000.

"Total Leverage Ratio" means as of any date of determination, the ratio of: (1) Consolidated Funded Indebtedness of the Borrower and its Restricted Subsidiaries as of such date minus the aggregate amount of Unrestricted Cash and Cash Equivalents of the Borrower and its Restricted Subsidiaries as of such date up to an amount not to exceed $50,000,000 to (2) Consolidated EBITDA of the Borrower for the most recently completed Measurement Period; provided, however, that Consolidated EBITDA shall be determined for purposes of this definition with such pro forma adjustments consistent with the definition of Fixed Charge Coverage Ratio. For purposes of determining the amount of Indebtedness outstanding under the Total Leverage Ratio, the Borrower, at its option, may designate all or any portion of the commitments under any revolving credit facility to be fully drawn as of the date of such designation; provided that such commitments so designated shall thereafter be deemed to be outstanding at all times thereafter in such amount for the purposes of the Total Leverage Ratio..

"Transactions" means, collectively, (a) the execution and effectiveness of the Loan Documents, (b) the making of Loans, (c) the consummation of the Acquisition, (d) the repayment of the Indebtedness under the Existing Credit Agreement, (e) the payment of all fees, costs and expenses in respect of, and to the extent permitted by, the foregoing and (f) any related transactions with respect to the foregoing.

"Trust Funds" means cash, cash equivalents or other assets comprised of (a) funds used for payroll and payroll taxes and other employee benefit payments to or for the benefit of such Loan Party's employees, (b) all taxes required to be collected, remitted or withheld (including, without limitation, federal and state withholding taxes (including the employer's share thereof)) and (c) any other funds which the Borrower or any Restricted Subsidiary holds in trust or as an escrow or fiduciary for another person that is not the Borrower or a Restricted Subsidiary of the Borrower.

"Type" means, with respect to a Loan, its character as a Base Rate Loan or a Eurodollar Rate Loan.

"UCC" means the Uniform Commercial Code as in effect in the State of New York; provided that, if perfection or the effect of perfection or non-perfection or the priority of any security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, "UCC" means the Uniform Commercial Code as in effect from time to time in such other jurisdiction for purposes of the provisions hereof relating to such perfection, effect of perfection or non-perfection or priority.

"United States" and "U.S." mean the United States of America.

"Unrestricted Cash and Cash Equivalents" means, when referring to cash or Cash Equivalents of the Borrower and its Restricted Subsidiaries, that such cash or Cash Equivalents (a) does not appear or would not be required to appear as "restricted" on the financial statements of the Borrower and its Restricted Subsidiary (unless related to the ABL Credit Agreement, the Loan Documents or the Liens created thereunder) and (b) are held in an account in which the Collateral Agent has a perfected security interest.

"Unrestricted Subsidiary" means (a) any Subsidiary of the Borrower that shall have been designated an Unrestricted Subsidiary by the Borrower in the manner provided below and (b) any Subsidiary of an Unrestricted Subsidiary. The Borrower may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary if (i) neither such Subsidiary nor any of its Subsidiaries owns any Equity Interests of, or holds any Lien on any property of, Borrower or any other Restricted Subsidiary (other than a Restricted Subsidiary which is also concurrently becoming an Unrestricted Subsidiary), (ii) after giving effect to such designation, the Borrower and its Restricted Subsidiaries shall be in compliance with Section 7.02 (it being understood that, for purposes of determining such compliance, all Investments made (at the time of and following such designation) by Loan Parties in any Subsidiary so designated, shall be deemed to be Investments in an Unrestricted Subsidiary), and (iii) no Default shall have occurred and be continuing or would result therefrom. The Borrower may designate any Unrestricted Subsidiary to be a Restricted Subsidiary if no Default shall have occurred and be continuing or would result therefrom. The Borrower shall promptly notify the Administrative Agent in writing of any such designation (and the Administrative Agent shall notify the Lenders) and shall deliver to the Administrative Agent a certificate signed by the chief financial officer of Borrower certifying that such designation complied with the foregoing provisions. For the avoidance of doubt, the designation of any Unrestricted Subsidiary as a Restricted Subsidiary shall constitute the incurrence at the time of designation of any Indebtedness or Liens of such Subsidiary existing at such time. As of the Closing Date, there are no Unrestricted Subsidiaries.

"U.S. Tax Compliance Certificate" has the meaning set forth in Section 3.01(e)(ii)(B)(III).

"Voting Stock" of any Person as of any date means the Equity Interests of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

"Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing: (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between the date of determination and the making of each such payment; by (b) the then outstanding principal amount of such Indebtedness.

"Wholly Owned Restricted Subsidiary" of a Person means any Subsidiary of such Person, all of the Equity Interests of which (other than directors' qualifying shares required by law) are owned or Controlled by such Person, either directly or indirectly through one or more Wholly Owned Restricted Subsidiaries of such Person.

"Wells Fargo" has the meaning specified in the recitals hereto.

1.02   Other Interpretive Provisions. With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(a)   The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." The word "will" shall be construed to have the same meaning and effect as the word "shall." Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document (including any Organization Document) shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, amended and restated, supplemented or otherwise modified in accordance with the terms of the Loan Documents, (ii) any reference herein to any Person shall be construed to include such Person's successors and assigns, (iii) the words "herein," "hereof" and "hereunder," and words of similar import when used in any Loan Document, shall be construed to refer to such Loan Document in its entirety and not to any particular provision thereof, (iv) all references in a Loan Document to Articles, Sections, Preliminary Statements, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Preliminary Statements, Exhibits and Schedules to, the Loan Document in which such references appear, (v) any reference to any law shall include all statutory and regulatory provisions consolidating, amending, replacing or interpreting such law and any reference to any law or regulation shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time and (vi) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

(b)   All other terms contained in this Agreement shall have, when the context so indicates, the meanings provided for by the UCC to the extent the same are used or defined therein.

(c)   In the computation of periods of time from a specified date to a later specified date, the word "<u>from</u>" means "<u>from and including</u>"; the words "<u>to</u>" and "<u>until</u>" each mean "<u>to but excluding</u>"; and the word "<u>through</u>" means "<u>to and including</u>."

(d)   Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

1.03   <u>Accounting Terms</u>.

(a)   <u>Generally</u>. All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP applied on a consistent basis, as in effect from time to time, applied in a manner consistent with that used in preparing the Audited Financial Statements, except as otherwise specifically prescribed herein.

(b)   <u>Changes in GAAP</u>. If at any time any change in GAAP (including conversion to IFRS as described below) or the application thereof would affect the computation of any covenant, financial ratio or requirement set forth in any Loan Document, and either the Borrower or the Required Lenders shall so request, the Administrative Agent, the Lenders and the Borrower shall negotiate in good faith to amend such covenant, ratio or requirement to preserve the original intent thereof in light of such change in GAAP or the application thereof (subject to the approval of the Required Lenders not to be unreasonably withheld, conditioned or delayed and, in the case of any amendment arising out of an accounting change described in the definition of Capitalized Leases, not subject to any amendment fee); <u>provided</u> that, until so amended, (A) such covenant, ratio or requirement shall continue to be computed in accordance with GAAP or the application thereof prior to such change therein and (B) the Borrower shall provide to the Administrative Agent and the Lenders financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation in form and substance reasonably satisfactory to the Administrative Agent between calculations of such covenant, ratio or requirement made before and after giving effect to such change in GAAP or the application thereof. If the Borrower notifies the Administrative Agent that it is required to report under IFRS or has elected to do so through an early adoption policy, "GAAP" shall mean international financial reporting standards pursuant to IFRS (provided that after such conversion, the Borrower cannot elect to report under U.S. generally accepted accounting principles).

1.04   <u>Rounding</u>. Any financial ratios required to be maintained by the Borrower pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

1.05   <u>Times of Day</u>. Unless otherwise specified, all references herein to times of day shall be references to New York City time (daylight or standard, as applicable).

1.06   Timing of Payment or Performance. Unless otherwise specified herein, when the payment of any obligation or the performance of any covenant, duty or obligation is stated to be due or performance required on a day which is not a Business Day, the date of such payment or performance shall extend to the immediately succeeding Business Day and such extension of time shall be reflected in computing interest or fees, as the case may be.

1.07   Currency Equivalents Generally. Any amount specified in this Agreement (other than in Articles II, IX and X) or any of the other Loan Documents to be in Dollars shall also include the equivalent of such amount in any currency other than Dollars, such equivalent amount thereof in the applicable currency to be determined by the Administrative Agent at such time on the basis of the Spot Rate (as defined below) for the purchase of such currency with Dollars. For purposes of this Section 1.07, the "Spot Rate" for a currency means the rate determined by the Administrative Agent to be the rate quoted by the Person acting in such capacity as the spot rate for the purchase by such Person of such currency with another currency through its principal foreign exchange trading office at approximately 11:00 a.m. on the date two Business Days prior to the date of such determination; provided that the Administrative Agent may obtain such spot rate from another financial institution designated by the Administrative Agent if the Person acting in such capacity does not have as of the date of determination a spot buying rate for any such currency.

ARTICLE II
LOANS AND PAYMENTS

2.01   The Loans. Subject to the terms and conditions set forth herein, each Lender severally agrees to make a term loan (a "Loan") in Dollars to the Borrower on the Closing Date in an aggregate amount equal to its Commitment. Once repaid or prepaid, the Loans may not be reborrowed.

2.02   Borrowings, Conversions and Continuations of Loans.

(a)   Each Borrowing, each conversion of Loans from one Type to the other, and each continuation of Eurodollar Rate Loans shall be made upon the Borrower's irrevocable notice to the Administrative Agent. Each such notice must be received by the Administrative Agent not later than 11:00 a.m. (i) three Business Days prior to the requested date of any conversion to or continuation of Eurodollar Rate Loans or of any conversion of Eurodollar Rate Loans to Base Rate Loans, (ii) one Business Day prior to the requested date of any Borrowing of Eurodollar Rate Loans and (iii) one Business Day prior to the requested date of any Borrowing of Base Rate Loans; provided, however, that if the Borrower wishes to request Eurodollar Rate Loans having an Interest Period other than one, two, three or six months in duration as provided in the definition of "Interest Period," the applicable notice must be received by the Administrative Agent not later than 11:00 a.m. four Business Days prior to the requested date of such Borrowing, conversion or continuation, whereupon the Administrative Agent shall give prompt notice to the Lenders of such request and determine whether the requested Interest Period is acceptable to all of them. Not later than 11:00 a.m., three Business Days before the requested date of such Borrowing, conversion or continuation, the Administrative Agent shall notify the Borrower whether or not the requested Interest Period has been consented to by all the applicable Lenders. Each notice by the Borrower pursuant to this Section 2.02(a) must be made by delivery to the Administrative Agent of a written Loan Notice, appropriately completed and signed by a Responsible Officer of the Borrower. Each Borrowing of, conversion to or continuation of Eurodollar Rate Loans shall be in a principal amount of $5,000,000 or a whole multiple of $1,000,000 in excess thereof. Each Borrowing of or conversion to Base Rate Loans shall be in a principal amount of $500,000, or a whole multiple of $100,000 in excess thereof. Each Loan Notice shall specify (i) whether the Borrower is requesting a Borrowing, a conversion of Loans from one Type to the other, or a continuation of Eurodollar Rate Loans, (ii) the requested date of the Borrowing, conversion or continuation, as the case may be (which shall be a Business Day), (iii) the principal amount of Loans to be borrowed, converted or continued, (iv) the Type of Loans to be borrowed or to which existing Loans are to be converted and (v) if applicable, the duration of the Interest Period with respect thereto. If the Borrower requests a Borrowing of, conversion to, or continuation of Eurodollar Rate Loans in any such Loan Notice, but fails to specify an Interest Period, it will be deemed to have specified an Interest Period of one month. If no election is received with respect to a Eurodollar Rate Loan by 11:00 a.m. three Business Days prior to the end of the Interest Period with respect thereto, that Eurodollar Rate Loan shall be continued at the end of its Interest Period as a Eurodollar Rate Loan with an Interest Period of one month.

(b)   Following receipt of a Loan Notice, the Administrative Agent shall promptly notify each Lender of the amount of its Applicable Percentage of the Loans. Each Lender shall make the amount of its Loan available to the Administrative Agent in immediately available funds at the Administrative Agent's Office not later than 3:00 p.m. on the Business Day specified in the applicable Loan Notice. Upon satisfaction of the conditions set forth in Section 4.01, the Administrative Agent shall make all funds so received available to the Borrower in like funds as received by the Administrative Agent either by (i) crediting the account of the Borrower on the books of Wells Fargo with the amount of such funds or (ii) wire transfer of such funds, in each case in accordance with instructions provided to (and reasonably acceptable to) the Administrative Agent by the Borrower.

(c)   Except as otherwise provided herein, a Eurodollar Rate Loan may be continued or converted only on the last day of an Interest Period for such Eurodollar Rate Loan. During the existence of an Event of Default, the Administrative Agent or the Required Lenders may upon written notice to the Borrower require that no Loans be converted to or continued as Eurodollar Rate Loans.

(d)   The Administrative Agent shall promptly notify the Borrower and the Lenders of the interest rate applicable to any Interest Period for Eurodollar Rate Loans upon determination of such interest rate.

(e)   After giving effect to all Borrowings, all conversions of Loans from one Type to the other, and all continuations of Loans as the same Type, there shall not be more than seven (or such higher number as is reasonably satisfactory to the Administrative Agent) Interest Periods in effect hereunder.

2.03   [Reserved].

2.04   [Reserved].

2.05 Prepayments.

(a) Optional Prepayments and Prepayment Premiums.

(i) Optional Prepayments. Subject to the penultimate sentence of this Section 2.05(a)(i) and the provisions of Section 2.05(a)(ii), the Borrower may, upon notice to the Administrative Agent, at any time or from time to time voluntarily prepay Loans in whole or in part without premium or penalty; provided that (A) such notice must be received by the Administrative Agent not later than 11:00 a.m. (1) three Business Days prior to any date of prepayment of Eurodollar Rate Loans and (2) one Business Day prior to any date of prepayment of Base Rate Loans; (B) any prepayment of Eurodollar Rate Loans shall be in a principal amount of $1,000,000 or a whole multiple of $500,000, in excess thereof; and (C) any prepayment of Base Rate Loans shall be in a principal amount of $500,000, or a whole multiple of $100,000, in excess thereof or, in each case, if less, the entire principal amount thereof then outstanding. Each such notice shall specify the date and amount of such prepayment and the Type(s) of Loans to be prepaid and, if Eurodollar Rate Loans are to be prepaid, the Interest Period(s) of such Loans. The Administrative Agent will promptly notify each Lender of its receipt of each such notice, and of the amount of such Lender's ratable portion of such prepayment (based on such Lender's Applicable Percentage). If such notice is given by the Borrower, the Borrower shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein. Any prepayment of a Eurodollar Rate Loan shall be accompanied by all accrued interest on the amount prepaid, together with any additional amounts required pursuant to Section 3.05. Notwithstanding the foregoing, the Borrower may not repay Extended Loans unless such prepayment is accompanied by a *pro rata* repayment of Existing Loans from which such Extended Loans were converted (unless such Existing Loans have otherwise been repaid in full). Notwithstanding the foregoing, any notice of prepayment under this Section 2.05(a)(i) may state that it is conditioned upon the occurrence or non-occurrence of any Debt Issuance, Permitted Equity Issuance or Disposition, in which case such notice may be revoked by the Borrower (by written notice to the Administrative Agent on or prior to the specified effective date) if such Debt Issuance, Permitted Equity Issuance or Disposition is not consummated.

(ii) Prepayment Premium. In the event that, on or prior to date that is six months after the Closing Date, (x) the Borrower makes any prepayment of Loans in connection with any Repricing Transaction or (y) the Borrower effects any amendment, supplement or modification hereof or hereto resulting in a Repricing Transaction, the Borrower shall pay to the Administrative Agent, for the ratable account of the Lenders, (I) in the case of clause (x), a prepayment premium of 1% of the amount of the Loans being prepaid and (II) in the case of clause (y), a payment equal to 1% of the aggregate amount of the applicable Loans outstanding immediately prior to such amendment.

(b) Mandatory Prepayments.

(i) Disposition. If the Borrower or any of its Restricted Subsidiaries directly or indirectly Disposes of any assets pursuant to Section 7.05(l) or (o) which results in the realization by the Borrower or such Restricted Subsidiary of Net Cash Proceeds, (A) the Borrower shall prepay an aggregate principal amount of Loans equal to 100% of such Net Cash Proceeds within two (2) Business Days of receipt thereof by the Borrower or such Restricted Subsidiary (such prepayments to be applied as set forth in clause (v) below) or (B) at the option of the Borrower, the Borrower or such Restricted Subsidiary shall reinvest all or any portion of such Net Cash Proceeds in assets useful in the business of the Borrower and its Restricted Subsidiaries within three hundred and sixty-five (365) days following receipt of such Net Cash Proceeds (or, if the Borrower or such Restricted Subsidiary, as applicable, has contractually

committed within 365 days following receipt of such Net Cash Proceeds to reinvest such Net Cash Proceeds, 545 days following receipt of such Net Cash Proceeds); provided that, at the option of the Borrower, any investment in the business of Borrower or one of its Restricted Subsidiaries made within 180 days prior to the date of receipt of such Net Cash Proceeds, may be deemed to have been made during such 365-day period; provided that if any such Net Cash Proceeds are not so reinvested on or prior to the last day of such applicable reinvestment period, an amount equal to any such Net Cash Proceeds shall within five (5) Business Days be applied to the prepayment of Loans in accordance with clause (A) of this Section 2.05(b)(i).

(ii)   Extraordinary Receipt. Upon receipt of any Extraordinary Receipt resulting in the realization of Net Cash Proceeds by the Borrower or any of its Restricted Subsidiaries, (A) the Borrower shall prepay an aggregate principal amount of Loans equal to 100% of such Net Cash Proceeds, within fifteen (15) Business Days of receipt thereof by the Borrower or such Restricted Subsidiary (such prepayments to be applied as set forth in clause (v) below) or (B) at the option of the Borrower, the Borrower or such Restricted Subsidiary shall reinvest all or any portion of such Net Cash Proceeds in assets useful in the business of the Borrower and its Restricted Subsidiaries within three hundred and sixty-five (365) days following receipt of such Net Cash Proceeds (or, if the Borrower or such Restricted Subsidiary, as applicable, has contractually committed within 365 days following receipt of such Net Cash Proceeds to reinvest such Net Cash Proceeds, 545 days following receipt of such Net Cash Proceeds); provided that, at the option of the Borrower, any investment in the business of Borrower or one of its Restricted Subsidiaries made within 180 days prior to the date of receipt of such Net Cash Proceeds, may be deemed to have been made during such 365-day period; provided that if any such Net Cash Proceeds are not so reinvested on or prior to the last day of such applicable reinvestment period, an amount equal to any such Net Cash Proceeds shall within five (5) Business Days be applied to the prepayment of Loans in accordance with clause (A) of this Section 2.05(b)(ii).

(iii)   Debt Issuance. Not later than one (1) Business Day following the receipt of any Net Cash Proceeds of any Debt Issuance by the Borrower or any of its Restricted Subsidiaries, the Borrower shall make prepayments of Loans in an aggregate amount equal to 100% of such Net Cash Proceeds.

(iv)   Excess Cash Flow. No later than five (5) Business Days after each date on which the financial statements referred to in Section 6.01(a) have been (or were required to be) delivered (commencing with the fiscal year ending on or about December 31, 2015), the Borrower shall make prepayments of Loans in an aggregate amount equal to (A) the Applicable ECF Percentage of Excess Cash Flow for the Excess Cash Flow Period ended on the last day of the period covered by such financial statements minus (B) any voluntary prepayments of Loans pursuant to Section 2.05(a)(i) during such Excess Cash Flow Period, other than prepayments of Loans funded with the proceeds of Indebtedness.

(v)   Application of Prepayments. Any prepayments of Loans pursuant to Section 2.05 (a)(i) shall be applied to reduce payments required under Section 2.07 on the Scheduled Repayment Dates as directed by the Borrower and, in the absence of such direction, in the direct order of maturity. Any prepayments of Loans pursuant to Section 2.05(b)(i), (ii), (iii) or (iv) shall be applied to the payments due on the Scheduled Repayment Dates under Section 2.07 first, to any payments due under Section 2.07 on Scheduled Repayment Dates falling in the 12 months following such prepayment and, second, to the payments due under Section 2.07 on the Scheduled Repayment Dates following such 12-month period and the final repayment on the Maturity Date on a *pro rata* basis.

(vi)   Rejection Right. The Borrower shall notify the Administrative Agent in writing of any prepayment of Loans required to be made pursuant to Section 2.05(b)(i), (ii), (iii) or (iv) at least three (3) Business Days prior to the date of such prepayment. Each such notice shall specify the date of such prepayment and provide a reasonably detailed calculation of the amount of such prepayment. The Administrative Agent will promptly notify each Lender holding Loans of the contents of the Borrower's prepayment notice and of such Lender's *pro rata* share of the prepayment. Each Lender may reject (other than with respect to any mandatory prepayment made pursuant to Section 2.05(b)(iii) from the incurrence of any Credit Agreement Refinancing Indebtedness incurred to refinance all or a portion of the Loans) all (but not less than all) of its *pro rata* share of such mandatory prepayment (such declined amounts, the "Declined Proceeds") of Loans required to be made pursuant to by providing written notice (each, a "Rejection Notice") to the Administrative Agent and the Borrower no later than 5:00 p.m. (New York time) one Business Day after the date of such Lender's receipt of notice from the Administrative Agent regarding such prepayment. If a Lender fails to deliver a Rejection Notice to the Administrative Agent within the time frame specified above or such Rejection Notice fails to specify the principal amount of the Loans to be rejected, any such failure will be deemed an acceptance of the total amount of such mandatory prepayment of Loans. The Borrower may retain any Declined Proceeds remaining thereafter (such amounts, the "Retained Amounts").

(vii)   Payments. Amounts to be applied pursuant to Sections 2.05(a)(i) and 2.05(b)(i), (ii), (iii) and (iv) to the prepayment of Loans shall be applied, as applicable, first to reduce outstanding Base Rate Loans. Any amounts remaining after each such application shall be applied to prepay Eurodollar Rate Loans. Notwithstanding the foregoing, if the amount of any prepayment of Loans required under Section 2.05(a)(i) or 2.05(b)(i), (ii), (iii) or (iv) shall be in excess of the amount of the Base Rate Loans at the time outstanding (an "Excess Amount"), only the portion of the amount of such prepayment as is equal to the amount of such outstanding Base Rate Loans shall be immediately prepaid and, at the election of the Borrower, such Excess Amount shall be either (A) deposited in an escrow account on terms satisfactory to the Collateral Agent and applied to the prepayment of Eurodollar Rate Loans on the last day of the then next-expiring Interest Period for Eurodollar Rate Loans; provided that (i) interest in respect of such Excess Amount shall continue to accrue thereon at the rate provided hereunder for the Loans which such Excess Amount is intended to repay until such Excess Amount shall have been used in full to repay such Loans and (ii) at any time while a Default has occurred and is continuing, the Collateral Agent may, and upon written direction from the Required Lenders shall, apply any or all proceeds then on deposit to the payment of such Loans in an amount equal to such Excess Amount or (B) prepaid immediately, together with any amounts owing to the Lenders under Section 3.05.

(c)   This Section 2.05 is subject in all respects, insofar as it relates to the Collateral, to the Intercreditor Agreement and the rights of the ABL Secured Parties (as defined therein).

(d)   Notwithstanding any other provisions of Section 2.05(b)(i) or (ii), (A) to the extent that any or all of the Net Cash Proceeds of any Disposition by a Foreign Subsidiary giving rise to a prepayment event pursuant to Section 2.05(b)(i) (a "Foreign Disposition"), any Extraordinary Receipt resulting in the realization of Net Cash Proceeds by a Foreign Subsidiary pursuant to Section 2.05(b)(ii) (a "Foreign Extraordinary Receipt") or any Debt Issuance by a Foreign Subsidiary (a "Foreign Debt Issuance") or Excess Cash Flow attributable to Foreign Subsidiaries ("Foreign ECF") are prohibited, restricted or delayed by applicable local law (including but not limited to financial assistance, corporate benefit restrictions and restrictions on upstreaming of cash intra-group and the fiduciary and statutory duties of the directors of the relevant Subsidiaries) from being repatriated, upstreamed, transferred as a dividend or other distribution or otherwise passed on to, or used directly or indirectly for the benefit of, any of the Loan Parties or any Domestic Subsidiary (each, a "Repatriation"; with "Repatriated" having a correlative meaning), the portion of such Net Cash Proceeds or Foreign ECF so affected will not be required to be applied to repay Loans at the times provided in Section 2.05(b) but may be retained by the applicable Foreign Subsidiary so long, but only so long, as the applicable local law will not permit Repatriation (provided that to the extent the Borrower determines in good faith that such actions do not (A) adversely interfere with the business or management of Borrower and its Subsidiaries, (B) adversely impact the corporate or tax structure of Borrower and its Subsidiaries or (C) require the expenditure of a material amount of funds, Borrower and its Subsidiaries will take commercially reasonable actions available under applicable local law (if any) to permit such Repatriation), and once such Repatriation of any of such affected Net Cash Proceeds or Foreign ECF is permitted under the applicable local law, such Repatriation will be immediately effected and such Repatriated Net Cash Proceeds or Foreign ECF will be promptly (and in any event not later than two (2) Business Days after such Repatriation) applied (net of additional taxes payable or reserved against as a result thereof) to the repayment of the Loans pursuant to Section 2.05(b) to the extent provided therein and (B) to the extent that the Borrower has determined in good faith that Repatriation of any of or all the Net Cash Proceeds of any Foreign Disposition, any Foreign Extraordinary Receipt or any Foreign Debt Issuance or any Foreign ECF would result in a material tax liability (including withholding tax) or have other adverse tax cost consequences (taking into account any foreign tax credit or benefit actually realized in connection with such Repatriation) with respect to such Net Cash Proceeds or Foreign ECF, including, without limitation, a deemed dividend pursuant to Section 956 of the Code, the Net Cash Proceeds or Foreign ECF so affected may be retained by the applicable Foreign Subsidiary so long, but only so long, as the Repatriation of such Net Cash Proceeds or Foreign ECF would in the good faith determination of the Borrower result in a material tax liability or other adverse tax consequences under applicable local law and once the Borrower determines in good faith that such Repatriation would not result in such material tax liability or other adverse tax consequences, such Repatriation will be immediately effected and such Repatriated Net Cash Proceeds and Foreign ECF will be promptly (and in any event not later than two (2) Business Days after such Repatriation) applied (net of additional taxes payable or reserved against as a result thereof) to the repayment of the Loans pursuant to Section 2.05(b) to the extent provided therein.

2.06   [Reserved].

2.07   <u>Repayment of Loans</u>. The Borrower shall pay to the Administrative Agent, for the ratable account of the Lenders (but not, for the avoidance of doubt, the Incremental Lenders or Additional Lenders in their capacity as such), on the dates set forth below or, if any such date is not a Business Day, on the immediately preceding Business Day (each such date, a "<u>Scheduled Repayment Date</u>"), a principal amount of the Loans (but not, for the avoidance of doubt, any Incremental Loans or Other Term Loans) equal to the amount set forth opposite such date (as adjusted from time to time pursuant to <u>Section 2.05(b) (v)</u>), together in each case with accrued and unpaid interest on the principal amount to be paid to but excluding the date of such payment. To the extent not previously paid, all Loans shall be due and payable on the Maturity Date. The Incremental Loans and Other Term Loans shall be subject to amortization if and to the extent the same is provided for in the Incremental Amendment or the Refinancing Amendment relating thereto.

Amortization Table

Date	Amount
September 30, 2014	$875,000
December 31, 2014	$875,000
March 31, 2015	$875,000
June 30, 2015	$875,000
September 30, 2015	$875,000
December 31, 2015	$875,000
March 31, 2016	$875,000
June 30, 2016	$875,000
September 30, 2016	$875,000
December 31, 2016	$875,000
March 31, 2017	$875,000
June 30, 2017	$875,000
September 30, 2017	$875,000
December 31, 2017	$875,000
March 31, 2018	$875,000
June 30, 2018	$875,000
September 30, 2018	$875,000
December 31, 2018	$875,000
March 31, 2019	$875,000
June 30, 2019	$875,000
September 30, 2019	$875,000
December 31, 2019	$875,000
March 31, 2020	$875,000
June 30, 2020	$875,000
September 30, 2020	$875,000
Maturity Date	$328,125,000

2.08   Interest.

(a)   Subject to the provisions of <u>Section 2.08(b)</u>, (i) each Eurodollar Rate Loan shall bear interest on the outstanding principal amount thereof for each Interest Period at a rate per annum equal to the Eurodollar Rate for such Interest Period plus the Applicable Rate and (ii) each Base Rate Loan shall bear interest on the outstanding principal amount thereof from the applicable borrowing date at a rate per annum equal to the Base Rate plus the Applicable Rate.

(b)   (i) (A) Upon the occurrence and during the continuation of any Event of Default under <u>Section 8.01(a)</u>, and at the request of the Administrative Agent or the Required Lenders and (B) upon the occurrence and during the continuation of any Event of Default under <u>Section 8.01(f)</u> or <u>(g)</u> (only with respect to the Borrower or a Significant Subsidiary (or a number of Subsidiaries that, together, would constitute a Significant Subsidiary)), the Borrower shall pay interest on any overdue amounts at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws.

(ii)   Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable upon demand.

(c)   Interest on each Loan shall be due and payable in arrears on each Interest Payment Date applicable thereto and at such other times as may be specified herein. Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law.

2.09   Fees. The Borrower shall pay to the Administrative Agent, for its own respective accounts, fees in the amounts and at the times specified in the Fee Letter. Such fees shall be fully earned when paid and shall not be refundable for any reason whatsoever.

2.10   Computation of Interest and Fees; Retroactive Adjustments of Applicable Rate. All computations of fees, interest for Base Rate Loans when the Base Rate is determined by reference to the Prime Rate shall be made on the basis of a year of 365 days and actual days elapsed. All other computations of interest shall be made on the basis of a 360-day year and actual days elapsed (which results in more fees or interest, as applicable, being paid than if computed on the basis of a 365-day year). Interest shall accrue on each Loan for the day on which the Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which the Loan or such portion is paid, provided that any Loan that is repaid on the same day on which it is made shall, subject to Section 2.12(a), bear interest for one day. Each determination by the Administrative Agent of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error.

2.11   Evidence of Debt. The Loans made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and by the Administrative Agent in the ordinary course of business. The accounts or records maintained by the Administrative Agent and each Lender shall be conclusive absent manifest error of the amount of the Loans made by the Lenders to the Borrower and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrower hereunder to pay any amount owing with respect to any Obligations. In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of the Administrative Agent in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error. Upon the request of any Lender made through the Administrative Agent, the Borrower shall execute and deliver to such Lender (through the Administrative Agent) a Note, which shall evidence such Lender's Loans in addition to such accounts or records. Each Lender may attach schedules to its Note and endorse thereon the date, Type (if applicable), amount and maturity of its Loans and payments with respect thereto.

2.12   Payments Generally; Administrative Agent's Clawback.

(a)   General. All payments to be made by the Borrower shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff. Except as otherwise expressly provided herein, all payments by the Borrower hereunder shall be made to the Administrative Agent, for the account of the Lenders to which such payment is owed, at the Administrative Agent's Office in Dollars and in immediately available funds not later than 2:00 p.m. on the date specified herein. The Administrative Agent will promptly distribute to each Lender its Applicable Percentage (or other applicable share as provided herein) of such payment in like funds as received by wire transfer to such Lender's Lending Office. All payments received by the Administrative Agent after 2:00 p.m. shall be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue. If any payment to be made by the Borrower shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected on computing interest or fees, as the case may be.

(b)   (i) [Reserved].

(ii)   <u>Payments by Borrower; Presumptions by Administrative Agent</u>. Unless the Administrative Agent shall have received notice from the Borrower prior to the time at which any payment is due to the Administrative Agent for the account of the Lenders hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender, in immediately available funds with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the Overnight Rate.

A notice of the Administrative Agent to any Lender or the Borrower with respect to any amount owing under this subsection (b) shall be conclusive, absent manifest error.

(c)   <u>Obligations of Lenders Several</u>. The obligations of the Lenders hereunder to make Loans and to make payments pursuant to <u>Section 11.03(c)</u> are several and not joint. The failure of any Lender to make any Loan or to make any payment under <u>Section 11.03(c)</u> on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan or to make its payment under <u>Section 11.03(c)</u>.

(d)   <u>Funding Source</u>. Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

(e)   <u>Insufficient Funds</u>. If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, interest and fees then due hereunder and the Borrower has not specified the application of such funds, such funds shall be applied (i) <u>first</u>, toward payment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) <u>second</u>, toward payment of principal of Loans and other Obligations then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal and other Obligations then owing to such parties; provided however that the proceeds from the foreclosure of any Collateral shall be applied as set forth in the Intercreditor Agreement; provided further that this <u>Section 2.12(e)</u> is subject in all respects to <u>Section 8.03</u>.

2.13   Sharing of Payments by Lenders. If, other than as expressly provided elsewhere herein, any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of (a) Obligations due and payable to such Lender hereunder and under the other Loan Documents at such time in excess of its ratable share (according to the proportion of (i) the amount of such Obligations due and payable to such Lender at such time to (ii) the aggregate amount of the Obligations due and payable to all Lenders hereunder and under the other Loan Documents at such time) of payments on account of the Obligations due and payable to all Lenders hereunder and under the other Loan Documents at such time obtained by all the Lenders at such time or (b) Obligations owing (but not due and payable) to such Lender hereunder and under the other Loan Documents at such time in excess of its ratable share (according to the proportion of (i) the amount of such Obligations owing (but not due and payable) to such Lender at such time to (ii) the aggregate amount of the Obligations owing (but not due and payable) to all Lenders hereunder and under the other Loan Parties at such time) of payment on account of the Obligations owing (but not due and payable) to all Lenders hereunder and under the other Loan Documents at such time obtained by all of the Lenders at such time then the Lender receiving such greater proportion shall (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Loans of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of Obligations then due and payable to the Lenders or owing (but not due and payable) to the Lenders, as the case may be; provided that:

(i)   if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations or subparticipations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and

(ii)   the provisions of this Section shall not be construed to apply to (A) any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement (including, for the avoidance of doubt, a Discounted Voluntary Prepayment) or (B) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or participant, other than (except to the extent constituting a Discounted Voluntary Prepayment) to the Borrower or any Restricted Subsidiary thereof (as to which the provisions of this Section shall apply).

Each Loan Party consents to the foregoing and agrees, to the extent it may effectively do so under applicable Laws, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against such Loan Party rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of such Loan Party in the amount of such participation.

2.14   Discounted Voluntary Prepayments.

(i)   Notwithstanding anything to the contrary in this Agreement, any Prepaying Borrower Party shall have the right at any time and from time to time to prepay Loans at a discount to the par value of such Loans (each, a "Discounted Voluntary Prepayment") pursuant to the procedures described in this Section 2.14; provided that (A) any Discounted Voluntary Prepayment shall be offered to all Lenders on a pro rata basis based on the then outstanding principal amount of Loans, (B) no Default or Event of Default has occurred and is continuing or would result from the Discounted Voluntary Prepayment (and the Borrower shall provide the Administrative Agent a certificate to that effect) and (C) Borrower provides a certificate of its chief financial officer that Borrower and its Subsidiaries have no MNPI at the time of the making of the Discounted Voluntary Prepayment that could reasonably be expected to affect a Lender's decision as to whether to participate in the Discounted Voluntary Prepayment.

(ii)   To the extent a Prepaying Borrower Party seeks to make a Discounted Voluntary Prepayment, such Prepaying Borrower Party will provide written notice to the Administrative Agent substantially in the form of Exhibit J hereto (each, a "Discounted Prepayment Option Notice") that such Prepaying Borrower Party desires to prepay the Loans in an aggregate principal amount specified therein by the Prepaying Borrower Party (each, a "Proposed Discounted Prepayment Amount"), in each case at a discount to the par value of such Loans as specified below. The Proposed Discounted Prepayment Amount of Loans shall not be less than $15,000,000. The Discounted Prepayment Option Notice shall further specify with respect to the proposed Discounted Voluntary Prepayment: (A) the Proposed Discounted Prepayment Amount of Loans, (B) a discount range (which may be a single percentage) selected by the Prepaying Borrower Party with respect to such proposed Discounted Voluntary Prepayment (representing the percentage of par of the principal amount of Loans to be prepaid) (the "Discount Range"), and (C) the date by which Lenders are required to indicate their election to participate in such proposed Discounted Voluntary Prepayment which shall be at least five Business Days following the date of the Discounted Prepayment Option Notice (the "Acceptance Date").

(iii)   Upon receipt of a Discounted Prepayment Option Notice in accordance with Section 2.14(ii), the Administrative Agent shall promptly notify each Lender thereof. On or prior to the Acceptance Date, each such Lender may specify by written notice substantially in the form of Exhibit K hereto (each, a "Lender Participation Notice") to the Administrative Agent (A) a minimum price (the "Acceptable Price") within the Discount Range (for example, 80% of the par value of the Loans to be prepaid) and (B) a maximum principal amount (subject to rounding requirements specified by the Administrative Agent) of Loans with respect to which such Lender is willing to permit a Discounted Voluntary Prepayment at the Acceptable Price ("Offered Loans"). Based on the Acceptable Prices and principal amounts of Loans specified by the Lenders in the applicable Lender Participation Notice, the Administrative Agent, in consultation with the Prepaying Borrower Party, shall determine the applicable discount for Loans (the "Applicable Discount"), which Applicable Discount shall be (A) the percentage specified by the Prepaying Borrower Party if the Prepaying Borrower Party has selected a single percentage pursuant to Section 2.14(ii) for the Discounted Voluntary Prepayment or (B) otherwise, the lowest Acceptable Price at which the Prepaying Borrower Party can pay the Proposed Discounted Prepayment Amount in full (determined by adding the principal amounts of Offered Loans commencing with the Offered Loans with the lowest Acceptable Price); provided, however, that in the event that such Proposed Discounted Prepayment Amount cannot be repaid in full at any Acceptable Price, the Applicable Discount shall be the highest Acceptable Price specified by the Lenders that is within the Discount Range. The Applicable Discount shall be applicable for all Lenders who have offered to participate in the Voluntary Discounted Prepayment and have Qualifying Loans (as defined below). Any Lender with outstanding Loans whose Lender Participation Notice is not received by the Administrative Agent by the Acceptance Date shall be deemed to have declined to accept a Discounted Voluntary Prepayment of any of its Loans at any discount to their par value within the Applicable Discount.

(iv)   The Prepaying Borrower Party shall make a Discounted Voluntary Prepayment by prepaying those Loans (or the respective portions thereof) offered by the Lenders ("Qualifying Lenders") that specify an Acceptable Price that is equal to or lower than the Applicable Discount ("Qualifying Loans") at the Applicable Discount; provided that if the aggregate proceeds required to prepay all Qualifying Loans (disregarding any interest payable at such time) would exceed the amount of aggregate proceeds required to prepay the Proposed Discounted Prepayment Amount, such amounts in each case calculated by applying the Applicable Discount, the Prepaying Borrower Party shall prepay such Qualifying Loans ratably among the Qualifying Lenders based on their respective principal amounts of such Qualifying Loans (subject to rounding requirements specified by the Administrative Agent). If the aggregate proceeds required to prepay all Qualifying Loans (disregarding any interest payable at such time) would be less than the amount of aggregate proceeds required to prepay the Proposed Discounted Prepayment Amount, such amounts in each case calculated by applying the Applicable Discount, the Prepaying Borrower Party shall prepay all Qualifying Loans.

(v)   Each Discounted Voluntary Prepayment shall be made within four Business Days of the Acceptance Date (or such other date as the Administrative Agent shall reasonably agree, given the time required to calculate the Applicable Discount and determine the amount and holders of Qualifying Loans), upon irrevocable notice substantially in the form of Exhibit L hereto (each a "Discounted Voluntary Prepayment Notice"), delivered to the Administrative Agent no later than 11:00 a.m. (New York City time), three Business Days prior to the date of such Discounted Voluntary Prepayment, which notice shall specify the date and amount of the Discounted Voluntary Prepayment and the Applicable Discount determined by the Administrative Agent. Upon receipt of any Discounted Voluntary Prepayment Notice the Administrative Agent shall promptly notify each relevant Lender thereof. If any Discounted Voluntary Prepayment Notice is given, the amount specified in such notice shall be due and payable to the applicable Lenders, subject to the Applicable Discount on the applicable Loans, on the date specified therein together with accrued interest (on the par principal amount) to but not including such date on the amount prepaid.

(vi)   To the extent not expressly provided for herein, each Discounted Voluntary Prepayment shall be consummated pursuant to reasonable procedures (including as to timing, rounding and calculation of Applicable Discount in accordance with Section 2.14(iii) above) established by the Administrative Agent in consultation with the Borrower.

(vii)   Prior to the delivery of a Discounted Voluntary Prepayment Notice, upon written notice to the Administrative Agent, the Prepaying Borrower Party may withdraw its offer to make a Discounted Voluntary Prepayment pursuant to any Discounted Prepayment Option Notice.

2.15   Incremental Loans. The Borrower may at any time or from time to time after the Closing Date, by notice to the Administrative Agent (whereupon the Administrative Agent shall promptly deliver a copy to each of the Lenders), request additional secured term loans hereunder (such term loans, "Incremental Loans"); provided that (i) except as otherwise agreed by the Incremental Lenders providing the Incremental Loans, no Default or Event of Default shall exist or would exist after giving effect to any Incremental Loans; provided that, in the event that any tranche of Incremental Loans is used to finance a Permitted Acquisition or other Asset Acquisition and to the extent the Incremental Lenders participating in such tranche of Incremental Loans agree, the foregoing clause (i) shall be subject to customary "Certain Funds Provisions" and only be tested at the time of the execution of the acquisition agreement related to such Permitted Acquisition or other Asset Acquisition and the representations and warranties of the Borrower set forth in this Agreement that must be true and correct in all material respects (or in all respects to the extent any such representation or warranty is qualified by materiality or Material Adverse Effect) shall be limited to "Specified Representations" and "Specified Acquisition Agreement Representations" (in each case, as reasonably conformed to such Permitted Acquisition or other Asset Acquisition); (ii) all fees and expenses owing to the Administrative Agent and the Incremental Lenders in respect of such Incremental Loans shall have been paid; (iii) all Incremental Loans borrowed on one Incremental Closing Date shall be in an aggregate principal amount that is not less than $10,000,000; (iv) after giving effect to all Incremental Loans previously made hereunder and such proposed Incremental Loans, the aggregate principal amount of all such previous and proposed Incremental Loans shall not exceed (A) $275,000,000 less the aggregate principal amount of all Incremental Equivalent Debt incurred or issued in reliance on this clause (A) plus (B) an unlimited amount so long as, in the case of this clause (B), the Secured Leverage Ratio as of the applicable Incremental Closing Date on a pro forma basis after giving effect to the Incremental Loans does not exceed 3.5 to 1.0, with respect to which the Borrower shall provide to the Administrative Agent a certificate as to such Secured Leverage Ratio calculated in reasonable detail on such Incremental Closing Date (it being understood that unsecured Incremental Loans (or, as applicable pursuant to Section 7.03(m), unsecured Incremental Equivalent Debt) will be deemed to be secured for purposes of calculating the Secured Leverage Ratio) plus (C) the amount of any voluntary prepayment of any Loans (to the extent the relevant prepayment or reduction is not funded or effected with any Indebtedness) plus (D) in the case of Incremental Loans that serve to effectively extend the maturity of the Loans, an amount equal to the reductions in the Loans to be replaced with such Incremental Loans; (v) the Borrower shall deliver or cause to be delivered on the Incremental Closing Date any legal opinions, board resolutions or other customary certificates reasonably requested by Administrative Agent in connection with any Incremental Loans and consistent in form with those delivered on the Closing Date under Section 4.01 (other than changes to such legal opinions resulting from a change in law, change in fact or change to counsel's form of opinion reasonably satisfactory to the Administrative Agent); (vi) the Incremental Loans may rank *pari passu* or junior in right of payment and *pari passu* or junior with respect to security with the Obligations or may be unsecured (and to the extent subordinated in right of payment or *pari passu* or junior in right of security, shall be subject to intercreditor arrangements reasonably satisfactory to the Administrative Agent); (vii) any mandatory prepayment (other than scheduled amortization payments) of Incremental Loans that are *pari passu* in right of payment and *pari passu* with respect to security shall be made on a *pro rata* basis with all then existing Loans (and all then-existing Other Term Loans, Incremental Loans or Extended Loans requiring ratable prepayment), except that the Borrower and the Incremental Lenders in respect of such Incremental Loans shall be permitted, in their sole discretion, to elect to prepay or receive, as applicable, any prepayments on a less than *pro rata* basis (but not on a greater than *pro rata* basis); (viii) the material terms and provisions of Incremental Loans shall not be materially less favorable, taken as a whole, to the Loan Parties, than the terms and provisions of the Loans except as may be contemplated by clause (ix), (x) or (xi) below (provided that such terms and provisions that are not contemplated by such clauses (ix), (x) or (xi) may be different from the Loans to the extent reasonably satisfactory to the Administrative Agent; it being understood that terms and provisions which are applicable only after the Latest Maturity Date are reasonably satisfactory to the Administrative Agent); (ix) such Incremental Loans shall have a final maturity that is the same as or later than the Latest Maturity Date; (x) such Incremental Loans have a Weighted Average Life to Maturity as of the Incremental Closing Date that is the same as or longer than the Weighted Average Life to Maturity of the Loans as of the Incremental Closing Date; and (xi) the all-in yield (whether in the form of interest rate margins, interest rate, original issue discount, upfront fees, or eurodollar or base rate floors (but not customary commitment, arrangement, underwriting, ticking, unused line, structuring or amendment fees), assuming, in the case of original issue discount and upfront fees, a four-year life to maturity) for such Incremental Loans will be determined by the Borrower and the Incremental Lenders and will not, in the case of Incremental Loans that are *pari passu* in right of payment and *pari passu* with respect to security with the Loans, be more than 50 basis points higher than the corresponding all-in yield (giving effect to interest rate margins, interest rate, original issue discount, upfront fees and eurodollar and base rate floors and any amendments to the Applicable Rate in respect of the Loans that became effective subsequent to the Closing Date but prior to the time of the addition of the relevant Incremental Loans (but not customary commitment, arrangement, underwriting, ticking, unused line, structuring or amendment fees) assuming, in the case of original issue discount and upfront fees, a four-year life to maturity) for the Loans made on the Closing Date and if the relevant Incremental Loans include any interest rate floor that is greater than that applicable to the existing Loans, and such floor is applicable to the existing Loans on the date of determination, the excess amount shall be equated to interest margin for determining the applicable interest rate, unless the all-in yield with respect to such Loans shall be increased as of the Incremental Closing Date (which increase in yield shall be effected by increasing the Applicable Rate applicable to such existing Loans) by an amount equal to the difference between the all-in yield with respect to such Incremental Loans minus 50 basis points and the corresponding all-in yield on such Loans; provided that this clause (xi) shall only be effective until the date that is 18 months after the Closing Date. Each notice from the Borrower pursuant to this Section 2.15 shall set forth the requested amount of the relevant Incremental Loans and be delivered at least three (3) Business Days prior to the proposed Incremental Closing Date, unless the Administrative Agent shall have determined in its sole discretion to accept such notice on such Incremental Closing Date. Incremental Loans may be provided by any existing Lender (it being understood that no existing Lender will have an obligation to provide any Incremental Loans) or by any other Eligible Assignee (any such Person providing an Incremental Loan, an "Incremental Lender"). Incremental Loans shall become under this Agreement pursuant to an amendment (an "Incremental Amendment"), executed by (x) the Administrative Agent, the consent of which is not to be unreasonably withheld or delayed, (y) the Incremental Lenders and (z) the Loan Parties, and reaffirmations of the Loan Documents executed by the Loan Parties shall be delivered in connection therewith, in each case in form and substance reasonably satisfactory to the Administrative Agent. The Incremental Amendment may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section 2.15. The date that any Incremental Loans are made shall be referred to as the "Incremental Closing Date" with respect to such Incremental Loans.

2.16   Refinancing Amendments.

(a)   The Borrower may obtain at any time or from time to time after the Closing Date, from any Lender or any Person approved by both the Borrower and, if not a Lender, Affiliate of a Lender or an Approved Fund, the Administrative Agent (such approval not to be unreasonably withheld or delayed) (an "Additional Lender") Credit Agreement Refinancing Indebtedness in respect of all or any portion of any Class the Loans (such Credit Agreement Refinancing Indebtedness in respect of any Loans, a "Refinancing Tranche") then outstanding under this Agreement (which for purposes of this clause (a) will be deemed to include any then outstanding Other Term Loans, Incremental Loans or Extended Loans), in the form of Other Term Loans or Other Term Loan Commitments pursuant to a Refinancing Amendment (or, in the case such Credit Agreement Refinancing Indebtedness consists of notes, pursuant to the other agreements referred to in the last sentence of the definition of Credit Agreement Refinancing Indebtedness and in the case of such notes, the Refinancing Amendment, if entered into, shall effectuate the purposes set forth in such last sentence of such definition). The effectiveness of any Refinancing Amendment shall be subject to the Administrative Agent's receipt of customary loan documentation and, to the extent reasonably requested by the Administrative Agent, receipt by the Administrative Agent of customary legal opinions, board resolutions, officers' certificates and other customary closing certificates, in each case consistent with those delivered on the Closing Date under Section 4.01 (other than changes to such legal opinions resulting from a change in law, change in fact or change to counsel's form of opinion reasonably satisfactory to the Administrative Agent), and customary reaffirmation agreements. Each Refinancing Tranche of Credit Agreement Refinancing Indebtedness incurred under this Section 2.16(a) shall be in an aggregate principal amount that is (x) not less than $25,000,000 and (y) an integral multiple of $1,000,000 in excess thereof. The Administrative Agent shall promptly notify each Lender as to the effectiveness of each Refinancing Amendment. Each of the parties hereto hereby agrees that, upon the effectiveness of any Refinancing Amendment, this Agreement shall be deemed amended to the extent (but only to the extent) necessary to reflect the existence and terms of the Credit Agreement Refinancing Indebtedness incurred pursuant thereto (including any amendments necessary to treat the Loans and Commitments subject thereto as Other Term Loans and/or Other Term Loan Commitments). The proceeds of any Refinancing Tranche shall be used to repay Loans of such Class on a *pro rata* basis.

(b)   Any Refinancing Amendment may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section. Notwithstanding the foregoing, each of the Administrative Agent and the Collateral Agent shall have the right (but not the obligation) to seek the advice or concurrence of the Required Lenders with respect to any matter contemplated by this Section 2.16 and, if either the Administrative Agent or the Collateral Agent seeks such advice or concurrence, it shall be permitted to enter into such amendments with the Borrower in accordance with any instructions actually received by such Required Lenders and shall also be entitled to refrain from entering into such amendments with the Borrower unless and until it shall have received such advice or concurrence; provided, however, that whether or not there has been a request by the Administrative Agent or the Collateral Agent for any such advice or concurrence, all such amendments entered into with the Borrower by the Administrative Agent or the Collateral Agent hereunder shall be binding and conclusive on the Lenders.

(c)   This Section 2.16 shall supersede any provisions in Section 2.13, 2.15 or 11.01 to the contrary.

2.17   Extensions.

(a)   The Borrower may at any time, and from time to time, request that all or a portion of the Loans of any Class (the "Existing Loans") be converted to extend the scheduled maturity date(s) of any payment of principal with respect to all or a portion of any principal amount of such Existing Loans (any such Loans which have been so converted, "Extended Loans") and to provide for other terms consistent with this Section 2.17 (and such request shall be made to all Lenders holding Loans of such Class). In order to establish any Extended Loans, the Borrower shall provide a notice to the Administrative Agent (who shall provide a copy of such notice to each of the Lenders of the Existing Loans) (a "Loan Extension Request") setting forth the proposed terms (and principal amount) of the Extended Loans to be established, which shall be identical to the Existing Loans from which they are to be converted except (x) the scheduled final maturity date shall be extended and any or all of the scheduled amortization payments of the aggregate principal amount of the Extended Loans may be delayed to later dates than the scheduled amortization of principal of such Existing Loans (with any such delay resulting in a corresponding adjustment to the scheduled amortization payments reflected in Section 2.07, in the Incremental Amendment or Refinancing Amendment, as the case may be, with respect to the Existing Loans from which such Extended Loans were converted, in each case as more particularly set forth in Section 2.17(b) below) and (y) (A) the Applicable Rate with respect to the Extended Loans may be higher or lower than the Applicable Rate for the Existing Loans and/or (B) additional fees may be payable to the Lenders providing such Extended Loans in addition to or in lieu of any increased margins contemplated by the preceding clause (A), in each case, to the extent provided in the applicable Extension Amendment; provided that, notwithstanding anything to the contrary in this Section 2.17, no Extended Loan may be optionally prepaid other than on a *pro rata* basis or less than *pro rata* basis prior to the date on which all of the Loans of the Class from which such Extended Loan was converted shall have been repaid in full. No Lender shall have any obligation to agree to have any of its Existing Loans converted into Extended Loans pursuant to any Loan Extension Request.

(b)   The Borrower shall provide the applicable Loan Extension Request at least seven (7) Business Days prior to the date on which Lenders of the Existing Loans (the "Existing Lenders") are requested to respond. Any Lender (an "Extending Lender") wishing to have all or a portion of its Existing Loans subject to such Loan Extension Request converted into Extended Loans shall notify the Administrative Agent (an "Extension Election") on or prior to the date specified in such Loan Extension Request of the amount of its Existing Loans subject to such Loan Extension Request that it has elected to convert into Extended Loans; provided that if any Existing Lenders fail to respond, such Existing Lenders will be deemed to have declined to extend their Loans. In the event that the aggregate amount of Existing Loans subject to Extension Elections exceeds the amount of Extended Loans requested pursuant to the Loan Extension Request, Existing Loans subject to Extension Elections shall be converted to Extended Loans on a *pro rata* basis based on the amount of Existing Loans included in each such Extension Election.

(c)   Extended Loans shall be established pursuant to an amendment (an "Extension Amendment") to this Agreement (which, notwithstanding anything to the contrary set forth in Section 11.01, shall not require the consent of any Lender other than the Extending Lenders with respect to the Extended Loans established thereby), which Extension Amendment shall be executed by the Loan Parties and be consented (such consent to not be unreasonably withheld or delayed) by the Administrative Agent. No Extension Amendment shall provide for any tranche of Extended Loans in an aggregate principal amount that is less than $50,000,000 (unless the Administrative Agent shall agree to a lesser amount). In addition to any terms and changes required or permitted by Section 2.17(a), each Extension Amendment (x) shall amend the scheduled amortization payments pursuant to Section 2.07, the applicable Incremental Amendment or Refinancing Amendment with respect to the Existing Loans from which the Extended Loans were converted to reduce each scheduled amortization payment for the Existing Loans in the same proportion as the amount of Existing Loans that shall have been converted pursuant to such Extension Amendment (but it is understood and agreed that no holder of any Existing Loan that is not converted into an Extended Loan shall have its amortization reduced by virtue of the loan extension contemplated by such Extension Amendment) and (y) may, but shall not be required to, impose additional requirements (not inconsistent with the provisions of this Agreement in effect at such time) with respect to the final maturity and Weighted Average Life to Maturity of Incremental Loans or Other Term Loans incurred following the date of such Extension Amendment. Each exercise of the extension feature referred to in this Section 2.17 shall result in the Extended Loans and the Existing Loans each being deemed a separate "Class" of Loans, and any Class of Loans may thereafter be extended in whole or in part pursuant to this Section 2.17 (whether or not such Class had previously been offered an extension pursuant to this Section 2.17). The Administrative Agent shall be entitled to reasonably request, and the Borrower shall, upon such request deliver, items similar to those in Sections 4.01(a)(vi) through (xii) with respect to the transactions contemplated by any Extension Amendment.

ARTICLE III
TAXES, YIELD PROTECTION AND ILLEGALITY

3.01   Taxes.

(a)   Payments Free of Taxes; Obligation to Withhold; Payments on Account of Taxes.

Ai)   Any and all payments by or on account of any obligation of any Loan Party hereunder or under any other Loan Document shall to the extent permitted by applicable Laws be made free and clear of and without reduction or withholding for any Taxes.

Aii)   If any Loan Party or any other applicable withholding agent shall be required by the Code or other applicable Law to withhold or deduct any Taxes, including both United States federal backup withholding and withholding Taxes, from any payment, then (A) the applicable withholding agent shall withhold or make such deductions as are determined by the applicable withholding agent to be required, (B) the applicable withholding agent shall timely pay the full amount withheld or deducted to the relevant Governmental Authority in accordance with the Code or other applicable Law, and (C) to the extent that the withholding or deduction is made on account of Indemnified Taxes or Other Taxes, the sum payable by the applicable Loan Party shall be increased as necessary so that after any required withholding or the making of all required deductions (including deductions applicable to additional sums payable under this Section) the Administrative Agent or Lender, as the case may be, receives an amount equal to the sum it would have received had no such withholding or deduction been required or made.

(b)   Payment of Other Taxes by the Borrower. Without limiting the provisions of subsection (a) above, the Borrower shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with applicable Laws.

(c)   Tax Indemnifications. Without limiting the provisions of subsection (a) or (b) above, the Borrower shall, and does hereby, indemnify the Administrative Agent and each Lender, without duplication, and shall make payment in respect thereof within 10 Business Days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) payable by the Administrative Agent or such Lender, as the case may be, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of any such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender shall be conclusive absent manifest error.

(d)   Evidence of Payments. As soon as practicable after any payment of Taxes by any Loan Party to a Governmental Authority as provided in this Section 3.01, such Loan Party shall deliver to the Administrative Agent, the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of any return required by Laws to report such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e)   Status of Lenders; Tax Documentation.

(i)   Each Lender shall deliver to the Borrower and to the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by applicable Laws or by the taxing authorities of any jurisdiction and such other reasonably requested information as will permit the Borrower or the Administrative Agent, as the case may be, to determine (A) whether or not payments made hereunder or under any other Loan Document are subject to withholding or reduction of any Taxes (including FATCA), (B) if applicable, the required rate of withholding or deduction, and (C) such Lender's entitlement to any available exemption from, or reduction of, applicable Taxes in respect of any payments to be made to such Lender by the Borrower pursuant to this Agreement or otherwise to establish such Lender's status for withholding tax purposes in the applicable jurisdiction. Each Lender shall, whenever a lapse or time or change in circumstances renders such documentation (including any specific documents required below in Section 3.01(e)(ii)) obsolete, expired or inaccurate in any material respect, deliver promptly to the Borrower and the Administrative Agent updated or other appropriate documentation (including any new documentation reasonably requested by the Borrower or the Administrative Agent) or promptly notify the Borrower and the Administrative Agent in writing of its inability to do so.

(ii)   Without limiting the generality of the foregoing:

(A)   any Lender that is a "United States person" within the meaning of Section 7701(a)(30) of the Code shall deliver to the Borrower and the Administrative Agent on or before the date on which it becomes party to this agreement, two duly executed, properly completed originals of Internal Revenue Service Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding; and

(B)   each Foreign Lender that is entitled under the Code or any applicable treaty to an exemption from or reduction of withholding tax with respect to any payments hereunder or under any other Loan Document shall deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement, whichever of the following is applicable:

(I)   duly executed, properly completed originals of Internal Revenue Service Form W-8BEN or any successor thereto claiming eligibility for benefits of an income tax treaty to which the United States is a party,

(II)   duly executed, properly completed originals of Internal Revenue Service Form W-8ECI or any successor thereto,

(III)   in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under section 871(h) or 881(c) of the Code, (x) a properly completed and duly signed certificate substantially in the form of Exhibit O (any such certificate, a "U.S. Tax Compliance Certificate") and (y) duly executed, properly completed originals of Internal Revenue Service Form W-8BEN or any successor thereto,

(IV)   to the extent a Foreign Lender is not the beneficial owner (for example, where the Foreign Lender is a partnership or a participating Lender), duly executed, properly completed originals of Internal Revenue Service Form W-8IMY or any successor thereto of the Foreign Lender, accompanied by an Internal Revenue Service Form W-9, Form W-8ECI, Form W-8BEN, U.S. Tax Compliance Certificate, Form W-8IMY, or any other required information (or any successor forms) from each beneficial owner that would be required under this Section 3.01(e) if such beneficial owner were a Lender, as applicable (provided that, if the Foreign Lender is a partnership for U.S. federal income tax purposes (and not a participant Lender), and one or more beneficial owners are claiming the portfolio interest exemption, the U.S. Tax Compliance Certificate may be provided by such Foreign Lender on behalf of such beneficial owners), or,

(V)   duly executed, properly completed originals of any other form prescribed by applicable Laws as a basis for claiming exemption from or a reduction in United States federal withholding tax together with such supplementary documentation as may be prescribed by applicable Laws to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made.

The Administrative Agent shall provide the Borrower with an Internal Revenue Service Form W-8ECI with respect to fees received on its own behalf and an Internal Revenue Service Form W-8IMY with respect to amounts received in its capacity as Administrative Agent.

Notwithstanding any other provision of this clause (e), a Lender shall not be required to deliver any form that such Lender is not legally eligible to deliver.

(f)   Treatment of Certain Refunds. Unless required by applicable Laws, at no time shall the Administrative Agent have any obligation to file for or otherwise pursue on behalf of a Lender, or have any obligation to pay to any Lender, any refund of Taxes withheld or deducted from funds paid for the account of such Lender, as the case may be. If the Administrative Agent or any Lender receives a refund (in cash or as an offset against other Taxes payable) of any Indemnified Taxes or Other Taxes as to which it has been indemnified by a Loan Party or with respect to which a Loan Party has paid additional amounts pursuant to this Section, it shall pay to the Borrower an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section with respect to the Indemnified Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses (including any Taxes) of the Administrative Agent or such Lender, as the case may be, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund), provided that the Borrower, upon the request of the Administrative Agent or such Lender, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender if the Administrative Agent or such Lender is required to repay such refund to such Governmental Authority. This subsection shall not be construed to require the Administrative Agent or any Lender to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to any Loan Party or any other Person.

3.02   Illegality. If any Lender determines in good faith that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make, maintain or fund Eurodollar Rate Loans, or to determine or charge interest rates based upon the Eurodollar Rate or any Governmental Authority has imposed material restrictions on the authority of such Lender to purchase or sell, or to take deposits of, Dollars in the London interbank market, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, any obligation of such Lender to make or continue Eurodollar Rate Loans or to convert Base Rate Loans to Eurodollar Rate Loans shall be suspended until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or, if applicable, convert all Eurodollar Rate Loans of such Lender to Base Rate Loans, as applicable, either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such Eurodollar Rate Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such Eurodollar Rate Loans. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted.

3.03   <u>Inability to Determine Rates</u>. If the Required Lenders determine that for any reason in connection with any request for a Eurodollar Rate Loan or a conversion to or continuation thereof that (a) Dollar deposits are not being offered to banks in the London interbank eurodollar market for the applicable amount and Interest Period of such Eurodollar Rate Loan, (b) adequate and reasonable means do not exist for determining the Eurodollar Rate for any requested Interest Period with respect to a proposed Eurodollar Rate Loan or (c) the Eurodollar Rate for any requested Interest Period with respect to a proposed Eurodollar Rate Loan does not adequately and fairly reflect the cost to such Lenders of funding such Loan, the Administrative Agent will promptly so notify the Borrower and each Lender. Thereafter, the obligation of the Lenders to make or maintain Eurodollar Rate Loans shall be suspended until the Administrative Agent (upon the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, the Borrower may revoke any pending request for a Borrowing of, conversion to or continuation of Eurodollar Rate Loans or, failing that, will be deemed to have converted such request into a request for a Borrowing of Base Rate Loans, in the amount specified therein.

3.04   <u>Increased Costs; Reserves on Eurodollar Rate Loans</u>.

(a)   <u>Increased Costs Generally</u>. If any Change in Law shall:

(i)   impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender (except any reserve requirement contemplated by <u>Section 3.04(e)</u>);

(ii)   subject any Lender to any additional Tax of any kind whatsoever with respect to this Agreement or any Eurodollar Rate Loan made by it, or change the basis of taxation of payments to such Lender (except for Indemnified Taxes or Other Taxes indemnified under <u>Section 3.01</u> and any Excluded Tax); or

(iii)   impose on any Lender or the London interbank market any other condition, cost or expense affecting this Agreement or Eurodollar Rate Loans made by such Lender;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Eurodollar Rate Loan (or of maintaining its obligation to make any such Loan), or to increase the cost to such Lender, or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or any other amount) then, upon the request of such Lender, the Borrower will pay to such Lender for such additional amount or amounts as will compensate such Lender be, for such additional costs incurred or reduction suffered.

(b)   Capital Requirements. If any Lender determines that any Change in Law affecting such Lender or any Lending Office of such Lender or such Lender's holding company, if any, regarding capital requirements has or would have the effect of reducing the rate of return on such Lender's capital or on the capital of such Lender's holding company, if any, as a consequence of this Agreement, the Loans made by such Lender, to a level below that which such Lender or such Lender's holding company could have achieved but for such Change in Law (taking into consideration such Lender's policies and the policies of such Lender's holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Lender, such additional amount or amounts as will compensate such Lender or such Lender's holding company for any such reduction suffered.

(c)   Certificates for Reimbursement. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in subsection (a) or (b) of this Section and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(d)   Delay in Requests. Failure or delay on the part of any Lender to demand compensation pursuant to the foregoing provisions of this Section shall not constitute a waiver of such Lender's right to demand such compensation, provided that the Borrower shall not be required to compensate a Lender pursuant to the foregoing provisions of this Section for any increased costs incurred or reductions suffered more than nine months prior to the date that such Lender, notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender's intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine-month period referred to above shall be extended to include the period of retroactive effect thereof); provided further that the Borrower shall not be required to compensate a Lender for increased costs or reductions suffered more than nine months after such Change in Law, except that in the case of any such change having retroactive effect, such period shall be extended until nine months after the Lender becomes aware of such change.

(e)   Reserves on Eurodollar Rate Loans. The Borrower shall pay to any Lender, as long as such Lender shall be required to maintain reserves with respect to liabilities or assets consisting of or including Eurocurrency funds or deposits (currently known as "Eurocurrency liabilities"), additional interest on the unpaid principal amount of each Eurodollar Rate Loan equal to the actual costs of such reserves allocated to such Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive), which shall be due and payable on each date on which interest is payable on such Loan, provided the Borrower shall have received at least 10 days' prior notice (with a copy to the Administrative Agent) of such additional interest from such Lender. If a Lender fails to give notice 10 days prior to the relevant Interest Payment Date, such additional interest shall be due and payable 10 days from receipt of such notice.

3.05	Compensation for Losses. Upon demand of any Lender (with a copy to the Administrative Agent) from time to time, the Borrower shall promptly compensate such Lender for and hold such Lender harmless from any loss, cost or expense incurred by it as a result of:

(a)	any conversion, payment or prepayment of any Loan other than a Base Rate Loan on a day other than the last day of the Interest Period for such Loan (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise);

(b)	any failure by the Borrower to prepay, borrow, continue or convert any Loan other than a Base Rate Loan on the date or in the amount notified by the Borrower; or

(c)	any assignment of a Eurodollar Rate Loan on a day other than the last day of the Interest Period therefor as a result of a request by the Borrower pursuant to Section 11.12. including any loss of anticipated profits (but excluding the Applicable Rate) and any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Loan or from fees payable to terminate the deposits from which such funds were obtained. The Borrower shall also pay any customary administrative fees charged by such Lender in connection with the foregoing.

For purposes of calculating amounts payable by the Borrower to the Lenders under this Section 3.05, each Lender shall be deemed to have funded each Eurodollar Rate Loan made by it at the Eurodollar Rate for such Loan by a matching deposit or other borrowing in the London interbank eurodollar market for a comparable amount and for a comparable period, whether or not such Eurodollar Rate Loan was in fact so funded.

3.06	Mitigation Obligations; Replacement of Lenders.

(a)	Designation of a Different Lending Office. If any Lender requests compensation under Section 3.04, or the Borrower is required to make any payment in respect of any indemnification or pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, or if any Lender gives a notice pursuant to Section 3.02, then such Lender shall use reasonable efforts to designate a different Lending Office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or Affiliates, if, in the judgment of such Lender such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.01 or 3.04, as the case may be, in the future, or eliminate the need for the notice pursuant to Section 3.02, as applicable, and (ii) in each case, would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b)   Replacement of Lenders. If any Lender requests compensation under Section 3.04, or if the Borrower is required to indemnify or pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, the Borrower may replace such Lender in accordance with Section 11.12.

3.07   Survival. All of the Borrower's obligations under this Article III shall survive the repayment of all other Obligations hereunder and resignation of the Administrative Agent.

ARTICLE IV
CONDITIONS PRECEDENT

4.01   Conditions to Initial Borrowing. The obligation of each Lender to fund the Loans on the Closing Date is subject to satisfaction or due waiver in accordance with Section 11.01 of each of the following conditions precedent set forth in this Section 4.01, except as otherwise agreed between the Borrower and the Administrative Agent (and the making of such Loans on the Closing Date by a Lender are conclusively deemed to be its satisfaction with, or waiver of, the conditions precedent).

(a)   The Administrative Agent's receipt of the following, each of which shall be originals or telecopies or in "pdf" or similar format (followed promptly by originals) unless otherwise specified, each properly executed by a Responsible Officer of the signing Loan Party, each dated the Closing Date (or, in the case of certificates of governmental officials, a recent date before the Closing Date) and each in form and substance reasonably satisfactory to the Administrative Agent:

i.   a fully executed copy of this Agreement;

ii.   a fully executed copy of the Security Agreement, duly executed by the Borrower and each Domestic Restricted Subsidiary that is a Guarantor;

iii.   a fully executed copy of the Guaranty, duly executed by the Borrower and each Domestic Restricted Subsidiary that is a Guarantor;

iv.   a Note executed by the Borrower in favor of each Lender requesting a Note reasonably in advance of the Closing Date;

v.   a fully executed copy of the Intercreditor Agreement, duly executed by the ABL Administrative Agent and the Loan Parties;

vi.   such certificates of resolutions or other action, incumbency certificates and/or other certificates of Responsible Officers of each Loan Party as the Administrative Agent may reasonably require evidencing the identity, authority and capacity of each Responsible Officer thereof authorized to act as a Responsible Officer in connection with this Agreement and the other Loan Documents to which such Loan Party is a party or is to be a party;

vii.   such documents and certifications as the Administrative Agent may reasonably require to evidence that each Loan Party is duly organized or formed, and that each Loan Party is validly existing, in good standing and qualified to engage in business in each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification, except to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect;

viii.   an opinion of Weil, Gotshal & Manges LLP, counsel to the Loan Parties, addressed to the Administrative Agent and each Lender, in form and substance reasonably satisfactory to the Administrative Agent, with respect to such matters concerning the Loan Parties and the Loan Documents as the Administrative Agent may reasonably request;

ix.   such opinion of Cohn Birnbaum & Shea, P.C., local Connecticut counsel to the Loan Parties, addressed to the Administrative Agent, in form and substance reasonably satisfactory to the Administrative Agent, with respect to such matters concerning the Loan Parties and the Loan Documents as the Administrative Agent may reasonably request;

x.   such opinion of Rhoades McKee, local Michigan counsel to the Loan Parties, addressed to the Administrative Agent, in form and substance reasonably satisfactory to the Administrative Agent, with respect to such matters concerning the Loan Parties and the Loan Documents as the Administrative Agent may reasonably request;

xi.   such opinion of Faegre Baker Daniels, local Minnesota counsel to the Loan Parties, addressed to the Administrative Agent, in form and substance reasonably satisfactory to the Administrative Agent, with respect to such matters concerning the Loan Parties and the Loan Documents as the Administrative Agent may reasonably request; and

xii.   such opinion of Wyatt, Tarrant & Combs, LLP local Kentucky counsel to the Loan Parties, addressed to the Administrative Agent, in form and substance reasonably satisfactory to the Administrative Agent, with respect to such matters concerning the Loan Parties and the Loan Documents as the Administrative Agent may reasonably request.

(b)   (i) All fees required to be paid on the Closing Date pursuant to the Fee Letter, (ii) all fees and expenses required to be paid pursuant to Section 6.02 of the Agency Succession Agreement and (iii) all expenses required to be paid on the Closing Date pursuant to the Commitment Letter to the extent invoiced at least 3 Business Days prior to the Closing Date, shall have been paid (which amounts shall be offset against the proceeds of the Loans).

(c)   The Borrower and each Guarantor shall have provided the documentation and other information reasonably requested in writing at least ten days prior to the Closing Date by the Arrangers as they reasonably determine is required by regulatory authorities under applicable "know your customer" and anti-money-laundering rules and regulations, including, without limitation, the PATRIOT Act, in each case at least three Business Days prior to the Closing Date (or such shorter period as the Administrative Agent shall otherwise agree); it being understood that information consisting of the legal name, address, federal employment identification number, jurisdiction of organization and type of organization of the Borrower and each Guarantor has been received prior to the date hereof by the Administrative Agent.

(d)   All representations and warranties of the Borrower and each other Loan Party contained in Article V shall be made and (i) the Specified Acquisition Agreement Representations shall be true and correct and (ii) the Specified Representations shall be true and correct in all material respects (except in the case of any Specified Representation which expressly relates to a given date or period, such representation and warranty shall be true and correct in all material respects as of the respective date or for the respective period, as the case may be); provided, that to the extent that any of the Specified Acquisition Agreement Representations and Specified Representations made solely with respect to the Acquired Business are qualified by or subject to a "material adverse effect", "material adverse change" or similar term or qualification, the definition thereof shall be a Closing Date Material Adverse Effect for purposes of any such representations and warranties made or deemed made on, or as of, the Closing Date (or any date prior thereto).

(e)   The Administrative Agent shall have received a pro forma consolidated balance sheet of the Borrower and the Acquired Business as of last day of and for the most recently completed fiscal year ended at least 105 days prior to the Closing Date and for the most recently ended fiscal quarter ended at least 45 days prior to the Closing Date, prepared after giving effect to the Transactions as if the Transactions had occurred as of such date; provided, that (i) each such pro forma financial statement shall be prepared in good faith by the Borrower and (ii) no such pro forma financial statement shall include adjustments for purchase accounting (including adjustments of the type contemplated by Financial Accounting Standards Board Accounting Standards Codification 805, Business Combinations (formerly SFAS 141R)).

(f)   All documents and instruments necessary to establish that the Administrative Agent will have a perfected security interest (subject to Liens permitted under Section 7.01) in the Collateral with the agreed to priority as set forth in Section 5.20 shall have been delivered, in each case, to the extent such Collateral (including the creation or perfection of any security interest) is required to be provided on the Closing Date pursuant to the last paragraph of this Section 4.01.

(g)   The Administrative Agent shall have received a certificate signed by the chief financial officer (or other officer with reasonably equivalent responsibilities) of the Borrower in the form attached as Exhibit H hereto, certifying that the Borrower and its Restricted Subsidiaries, on a consolidated basis, after giving effect to the Transactions, are Solvent.

(h)   The Administrative Agent shall have received unaudited consolidated balance sheets and related statements of income and cash flows of the Borrower and its subsidiaries for each fiscal quarter commencing with the fiscal quarter ended after December 31, 2013 and ended at least 45 days prior to the Closing Date.

(i)   After giving effect to the Transactions, the Borrower and its Subsidiaries shall have no material Indebtedness outstanding other than (i) the Loans, (ii) the Senior Unsecured Notes, (iii) Indebtedness under the ABL Credit Agreement, (iv) the Indebtedness listed on Schedule 7.03, (v) Indebtedness that is permitted to remain outstanding under the Acquisition Agreement, (vi) ordinary course capital leases, purchase money indebtedness, equipment financings, letters of credit, surety bonds and short-term working capital facilities of the Borrower and its Restricted Subsidiaries and (vii) other Indebtedness permitted by the Existing Credit Agreement (and with respect to the foregoing indebtedness in clauses (v), (vi) and (vii), any replacements, extensions and renewals of any such indebtedness that matures or will be terminated on or prior to the Closing Date).

(j)   Since March 21, 2014, no Closing Date Material Adverse Effect shall have occurred that would excuse the Borrower from its obligation to consummate the Acquisition under the Acquisition Agreement.

(k)   The Administrative Agent shall have received a Loan Notice with respect to the Loans.

(l)   Substantially concurrently with the funding of the Loans, the Acquisition shall be consummated in accordance with the terms of the Acquisition Agreement, but without giving effect to any amendments, waivers or consents by the Borrower (including any action by the Borrower described in clause (9) of the definition of "Closing Date Material Adverse Effect") that are materially adverse to the interests of the Lenders or the Arrangers in their respective capacities as such without the consent of the Arrangers, such consent not to be unreasonably withheld, delayed or conditioned (it being understood that (a) any decrease in the purchase price shall not be materially adverse to the interests of the Lenders or the Arrangers so long as such decrease is allocated to reduce the amount of the Loan on a dollar-for-dollar basis, (b) any increase in the purchase price shall not be materially adverse to the Lenders or the Arrangers so long as such increase is not funded by the Loan, and (c) the granting of any consent under the Acquisition Agreement that is not materially adverse to the interests of the Lenders or the Arrangers shall not otherwise constitute an amendment or waiver).

Notwithstanding the foregoing, to the extent any Lien search or Collateral (including the creation or perfection of any security interest) is not or cannot be provided on the Closing Date (other than, (i) a UCC Lien search in the jurisdiction of organization of any Loan Party, (ii) a Lien on Collateral of any Loan Party that may be perfected solely by the filing of a financing statement under the UCC and (iii) a pledge of the Equity Interests of the Loan Parties with respect to which a Lien may be perfected on the Closing Date by the delivery of a stock or equivalent certificate) after the Borrower's use of commercially reasonable efforts to do so without undue burden or expense, then the provision of any such Lien search and/or the provision and/or perfection of such Collateral shall not constitute a condition precedent to the availability and initial funding of the Loans on the Closing Date, but instead shall be provided pursuant to Section 6.18.

ARTICLE V
REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants to the Administrative Agent and the Lenders that:

5.01   <u>Existence, Qualification and Power; Compliance with Laws</u>. Each Loan Party and each of its Restricted Subsidiaries (a) is a Person (i) duly organized or formed or incorporated and, except in the case of Excluded Restricted Subsidiaries or Foreign Restricted Subsidiaries that are not Canadian Subsidiaries, validly existing and (ii) in good standing (or its equivalent, to the extent such concept is applicable in the relevant jurisdiction) under the laws of the jurisdiction of its incorporation or organization, (b) has all requisite power and authority to (i) own or lease its assets and carry on its business and (ii) execute, deliver and perform its obligations under the Loan Documents to which it is a party, and (c) is duly qualified and in good standing (or its equivalent, to the extent such concept is applicable in the relevant jurisdiction) under the laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification, except (1) in each case referred to in <u>clause (a)(ii)</u> (other than with respect to the Loan Parties) or (c) to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect and (2) in each case referred to in <u>clause (a)(ii)</u>, as set forth on <u>Schedule 5.01</u>.

5.02   <u>Authorization; No Contravention</u>. The execution, delivery and performance by each Loan Party of each Loan Document to which such Person is a party are within such Loan Party's corporate or other powers, have been duly authorized by all necessary corporate or other organizational action, and do not and will not (a) contravene the terms of any of such Person's Organization Documents, (b) conflict with or result in any breach or contravention of, or the creation of any Lien under (other than as permitted by <u>Section 7.01</u>), or require any payment to be made under (i) any Contractual Obligation to which such Person is a party or affecting such Person or the properties of such Person or any of its Restricted Subsidiaries or (ii) any material order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Person or its property is subject; or (c) violate any Law; except with respect to any conflict, breach or contravention or payment (but not creation of Liens) referred to in <u>clause (b)</u>, to the extent that such conflict, breach, contravention or payment could not reasonably be expected to have a Material Adverse Effect.

5.03   <u>Governmental Authorization; Other Consents</u>. No material approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person is necessary or required in connection with (a) the execution, delivery or performance by, or enforcement against, any Loan Party of this Agreement or any other Loan Document, (b) the grant by any Loan Party of the Liens granted by it pursuant to the Collateral Documents, (c) the perfection or maintenance of the Liens created under the Collateral Documents (including the priority thereof) or (d) the exercise by any Administrative Agent or any Lender of its rights under the Loan Documents or the remedies in respect of the Collateral pursuant to the Collateral Documents, except for (i) filings necessary to perfect the Liens on the Collateral granted by the Loan Parties in favor of the Administrative Agent (which filings are disclosed in the Perfection Certificate) or (ii) the approvals, consents, exemptions, authorizations, actions, notices and filings which have been duly obtained, taken, given or made and are in full force and effect.

5.04   Binding Effect. This Agreement and each other Loan Document has been duly executed and delivered by each Loan Party that is party hereto and thereto. This Agreement and each other Loan Document, each constitutes a legal, valid and binding obligation of such Loan Party, enforceable against each Loan Party that is party thereto in accordance with its terms, except as such enforceability may be limited by any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and by general principles of equity.

5.05   Financial Statements; No Material Adverse Effect.

(a)   The Audited Financial Statements fairly present in all material respects the financial condition of the Borrower and its consolidated Subsidiaries as of the date thereof and their results of operations for the period covered thereby in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein.

(b)   [Reserved].

(c)   Since December 31, 2013, there has been no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to result in a Material Adverse Effect.

(d)   The consolidated forecasted balance sheets, statements of income and statements of cash flows of the Borrower and its Subsidiaries for, and as of the end of, each fiscal year commencing after December 31, 2010 and ending on or prior to December 31, 2017 made available to the Administrative Agent prior to the Closing Date were prepared in good faith on the basis of the assumptions stated therein, which assumptions were reasonably believed by the Borrower to have been reasonable in light of the conditions existing at the time of delivery of such forecasts; it being understood that actual results may vary from such forecasts and that such variations may be material.

(e)   The consolidated forecasted balance sheets, statements of income and cash flows of the Borrower and its Subsidiaries delivered pursuant to Section 4.01 or Section 6.01(e) were prepared in good faith on the basis of the assumptions stated therein, which assumptions were reasonably believed by the Borrower to have been reasonable in light of the conditions existing at the time of delivery of such forecasts; it being understood that actual results may vary from such forecasts and that such variations may be material.

5.06   Litigation. Except as set forth on Schedule 5.06, there are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of the Borrower, threatened, at law, in equity, in arbitration or before any Governmental Authority, by or against the Borrower or any of its Restricted Subsidiaries or against any of their properties or revenues that (a) purport to affect or pertain to this Agreement or any other Loan Document or (b) either individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

5.07   No Default. None of the Borrower or any Restricted Subsidiary is in default under any Contractual Obligation that could, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

5.08   Ownership of Property; Liens.

(a)   Each Loan Party and each of its Restricted Subsidiaries has good record and indefeasible title in fee simple to, or valid leasehold interests in, all real property necessary in the ordinary conduct of its business, free and clear of all Liens except for minor defects in title that do not materially interfere with its ability to conduct its business or to utilize such assets for their intended purposes and Liens permitted by Section 7.01.

(b)   Set forth on Schedule 5.08(b) is a complete and accurate list of all Material Real Estate owned by any Loan Party located in the United States and material to the conduct of the business of the Loan Parties, as of the Closing Date, showing as of the date hereof the street address (to the extent available), county or other relevant jurisdiction, state and record owner.

(c)   Set forth on Schedule 5.08(c)(i) is a complete and accurate list of all leases of domestic real property material to the conduct of the business of the Loan Parties located in the U.S. under which any Loan Party is the lessee as of the Closing Date, showing as of the date hereof the street address, county or other relevant jurisdiction (to the extent available), state, lessor and lessee.

5.09   Environmental Compliance. Except as specifically disclosed on Schedule 5.09,

(a)   Each Loan Party and each of its Restricted Subsidiaries, and each of their operations and properties is, and for the past three years, has been, in compliance with all applicable Environmental Laws except to the extent any non-compliance could not reasonably be expected to result in liabilities, costs and expenses in excess of $25,000,000.

(b)   Except as could not reasonably be expected to result in liabilities, costs and expenses in excess of $25,000,000, there are no pending actions, claims, notices of violation or potential responsibility, or proceedings alleging liability under or non-compliance with any Environmental Law on the part of any Loan Party or any of its Restricted Subsidiaries.

(c)   Except as could not reasonably be expected to have a Material Adverse Effect, (i) none of the properties currently or, to the knowledge of any Loan Party formerly, owned or operated by any Loan Party or any of its Restricted Subsidiaries is listed or to the knowledge of any Loan Party proposed for listing on the NPL or on the CERCLIS or any analogous foreign, state, provincial, territorial, municipal or local list; (ii) there are no, and, to the knowledge of any Loan Party, never have been, any underground or aboveground storage tanks or any surface impoundments, septic tanks, pits, sumps or lagoons in which Hazardous Materials are being or have been treated, stored or disposed on any property currently owned or operated by any Loan Party or any of its Restricted Subsidiaries or, to the knowledge of any Loan Party, on any property formerly owned or operated by any Loan Party or any of its Restricted Subsidiaries in each case, that would reasonably be expected to result in a material liability; (iii) there is no asbestos or asbestos-containing material in friable form or condition and in violation of applicable Environmental Laws on any property currently owned or operated by any Loan Party or any of its Restricted Subsidiaries; and (iv) Hazardous Materials have not been Released on, under or from any property currently or, to their knowledge, formerly owned or operated by any Loan Party or any of its Restricted Subsidiaries except for such releases, discharges or disposal that were in material compliance with Environmental Laws or that would not result in material liability for any Loan Party or any Restricted Subsidiary under applicable Environmental Law.

(d)   None of the properties of the Loan Parties contain any Hazardous Materials in amounts or concentrations which (i) constitute a violation of or (ii) could give rise to liability under, Environmental Laws, which violations and liabilities, in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

(e)   Neither any Loan Party nor any of its Restricted Subsidiaries is undertaking, and has not completed, either individually or together with other potentially responsible parties, any investigation or assessment or response or other corrective action relating to any actual or threatened Release of Hazardous Materials at, on, under or from any location, either voluntarily or pursuant to the order of any Governmental Authority or the requirements of any Environmental Law except for any such investigations, assessments, responses or other actions that, in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

(f)   To the knowledge of the Loan Parties, all Hazardous Materials generated, used, treated, handled or stored at, or transported to or from, any property currently or formerly owned or operated by any Loan Party or any of its Restricted Subsidiaries have been disposed of in a manner which would not reasonably expected to result in a Material Adverse Effect.

5.10   Insurance. The properties of each Loan Party and its Restricted Subsidiaries are insured to the extent required by Section 6.07.

5.11   Taxes. Each Loan Party and its Restricted Subsidiaries have filed or have caused to be filed all federal, provincial, state, territorial, foreign and other tax returns and reports required to be filed, and have paid or made provision for all federal, provincial, state, territorial and other taxes, assessments, fees and other governmental charges levied or imposed upon them or their properties, income or assets otherwise due and payable, except those (a) which are not overdue by more than thirty (30) days, (b) which are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been provided in accordance with GAAP or (c) the failure of which to file or pay could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

5.12   ERISA Compliance.

(a)   Each Plan is in compliance with the applicable provisions of ERISA, the Code and other applicable federal or state Laws, except as would not reasonably be expected to result in a Material Adverse Effect. Each Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the IRS, or has been established pursuant to a prototype plan that has received a favorable opinion letter from the IRS or an application for such a letter is currently being processed by the IRS with respect thereto and, to the knowledge of the Borrower, nothing has occurred which would prevent, or cause the loss of, such qualification. Each Loan Party and each ERISA Affiliate have made all required contributions to each Plan subject to Section 412 of the Code, and, to the knowledge of each Loan Party and each ERISA Affiliate, no application for a funding waiver or an extension of any amortization period pursuant to Section 4.12 of the Code has been made with respect to any Plan.

(b)   There are no pending or, to the knowledge of the Borrower, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Plan that could reasonably be expected to have a Material Adverse Effect. There has been no prohibited transaction or violation of the fiduciary responsibility rules with respect to any Plan that has resulted or could reasonably be expected to result in a Material Adverse Effect.

(c)   (i) Except with respect to a Reportable Event arising as a result of the Cases, no ERISA Event has occurred or is reasonably expected to occur; (ii) no failure to satisfy the minimum funding standard under Section 412 of the Code or Section 302 of ERISA has occurred with respect to a Pension Plan, whether or not waived, and no application for a waiver of the minimum funding standard has been filed with respect to any Pension Plan; (iii) neither any Loan Party nor any ERISA Affiliate has incurred, or reasonably expects to incur, any liability under Title IV of ERISA with respect to any Pension Plan (other than premiums due and not delinquent under Section 4007 of ERISA); (iv) neither any Loan Party nor any ERISA Affiliate has incurred, or reasonably expects to incur, any liability (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in such liability) under Sections 4201 or 4243 of ERISA with respect to a Multiemployer Plan; (v) neither any Loan Party nor any ERISA Affiliate has engaged in a transaction that could be subject to Sections 4069 or 4212(c) of ERISA; and (vi) the present value of all accumulated benefit obligations of all underfunded Pension Plans (based on the assumptions used for purposes of Financial Accounting Standards Board Accounting Standards Codification 715) did not, as of the date of the most recent financial statements reflecting such amounts, exceed by more than $80,000,000 the fair market value of the assets of all such underfunded Pension Plans; except, with respect to each of the foregoing clauses of this Section 5.12(c), as could not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

(d)   Except where noncompliance would not reasonably be expected to result in a Material Adverse Effect, each Foreign Plan has been maintained in substantial compliance with its terms and with the requirements of any and all applicable Laws, statutes, rules, regulations and orders and has been maintained, where required, in good standing with applicable Governmental Authorities, and, except as would not reasonably be expected to result in a Material Adverse Effect, neither the Borrower nor any Restricted Subsidiary have incurred any material obligation in connection with the termination of or withdrawal from any Foreign Plan.

5.13   Subsidiaries; Equity Interests; Loan Parties. As of the Closing Date, each Loan Party has no Subsidiaries other than those specifically disclosed in Schedule 5.13, and all of the outstanding Equity Interests in such Subsidiaries have been validly issued, are fully paid and non-assessable (other than for those Subsidiaries that are limited liability companies and to the extent such concepts are not applicable in the relevant jurisdiction) and are owned free and clear of all Liens except (i) those created under the Collateral Documents and (ii) any nonconsensual Lien that is permitted under Section 7.01 and consensual Liens under Sections 7.01(n), (o), (p) and (q). As of the Closing Date, no Loan Party has any equity investments in any other corporation or entity other than those specifically disclosed in Schedule 5.13.

5.14   Margin Regulations; Investment Company Act.

(a)   The Borrower is not engaged and will not engage, principally or as one of their important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the FRB), or extending credit for the purpose of purchasing or carrying margin stock and no Loan or Incremental Loan will be used to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying any margin stock in violation of Regulation U.

(b)   None of the Borrower or any Restricted Subsidiary is or is required to be registered as an "investment company" under the Investment Company Act of 1940, as amended from time to time.

5.15   Disclosure. No report, financial statement, certificate or other information (including, without limitation, the Information Memorandum) furnished by or on behalf of any Loan Party to the Administrative Agent or any Lender in connection with the transactions contemplated hereby and the negotiation of this Agreement or delivered hereunder or any other Loan Document (as modified or supplemented by other information so furnished), when taken as a whole, contains any material misstatement of a material fact or omits to state any material fact necessary to make the statements therein (when taken as a whole), in the light of the circumstances under which they were made, not materially misleading; provided that (i) no representation is made with respect to general economic or industry information and (ii) with respect to projected and pro forma financial information, the Borrower represents only that such information was prepared in good faith based upon assumptions reasonably believed by the Borrower to be reasonable at the time of preparation; it being understood that such projections may vary from actual results and that such variances may be material.

5.16   Compliance with Laws. Each Loan Party and its Restricted Subsidiaries is in compliance in all material respects with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its properties, except in such instances in which (a) such requirement of Law or order, writ, injunction or decree is being contested in good faith by appropriate proceedings diligently conducted or (b) the failure to comply therewith, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

5.17   Intellectual Property; Licenses, Etc. Each Loan Party and its Restricted Subsidiaries own, or possess the right to use, all of the trademarks, service marks, trade names, copyrights, patents, patent rights and other intellectual property rights (collectively, "IP Rights") and franchises and operating licenses that are reasonably necessary for the operation of their respective businesses, without, to the knowledge of the Borrower, conflict with the rights of any other Person, except to the extent such conflicts or failures to own or possess such rights, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Borrower, no slogan or other advertising device, product, process, method, substance, part or other material now employed, or now contemplated to be employed, by any Loan Party or any Restricted Subsidiary infringes upon any intellectual property rights held by any other Person except for such infringements, individually or in the aggregate, which could not reasonably be expected to have a Material Adverse Effect. No claim or litigation regarding any of the foregoing is pending or, to the knowledge of the Borrower, threatened in writing, which, either individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

5.18   Solvency. The Borrower and the Restricted Subsidiaries on a consolidated basis, are Solvent.

5.19   Casualty, Etc. No Mortgage encumbers improved real property that is located in an area that has been identified by the Secretary of Housing and Urban Development as an area having special flood hazards within the meaning of the National Flood Insurance Act of 1968 unless flood insurance available under such Act has been obtained in accordance with Section 6.07. Except as set forth in Schedule 5.19, neither the business nor the properties of any Loan Party or any of its Subsidiaries are affected by any fire, explosion, accident, strike, lockout or other labor dispute, drought, storm, hail, earthquake, embargo, act of God or of the public enemy or other casualty that could reasonably be expected to have a Material Adverse Effect.

5.20   Perfection, Etc. All filings and other actions necessary or desirable to perfect the Liens in the Collateral created under the Collateral Documents have been or will be, during the periods required by the Loan Documents, duly made or taken and are in full force and effect, and the Collateral Documents are effective to create in favor of the Administrative Agent for the benefit of the Secured Parties, a valid and, together with such filings and other actions, perfected first priority (in the case of Term Loan First Priority Collateral) or second priority (in the case of ABL First Lien Collateral) Lien in the Collateral, securing the payment of the Obligations, subject to Liens permitted by Section 7.01, with respect to perfection, to the extent perfection is required by the applicable Security Documents. The Loan Parties are the legal and beneficial owners of the Collateral free and clear of any Lien, except for the Liens created under the Loan Documents and permitted by Section 7.01.

5.21   [Reserved].

5.22   Tax Shelter Regulations. The Borrower does not intend to treat the Loans and related transactions as being a "reportable transaction" (within the meaning of Treasury Regulation Section 1.6011-4). In the event the Borrower determines to take any action inconsistent with such intention, it will promptly notify the Administrative Agent thereof. If the Borrower so notifies the Administrative Agent, the Borrower acknowledges that one or more of the Lenders may treat its Loans as part of a transaction that is subject to Treasury Regulation Section 301.6112-1, and such Lender or Lenders, as applicable, may maintain the lists and other records required by such Treasury Regulation.

5.23   Anti-Terrorism Laws; OFAC; Anti-Corruption Laws.

(a)   To the extent applicable, the Borrower and each of its Subsidiaries, (to the knowledge of the Borrower) any director, manager, officer, agent, employee or Affiliate of the Borrower or any of its Subsidiaries is in compliance, in all material respects, with the Sanctions Laws and Regulations.

(b)   None of the Borrower or any of its Subsidiaries nor, to the knowledge of the Borrower, any director, manager, officer, agent, employee or Affiliate of the Borrower or any of its Subsidiaries (i) is a Person whose property or interest in property is blocked or subject to blocking pursuant to Section 1 of the Executive Order, (ii) engages in any dealings or transactions prohibited by Section 2 of the Executive Order, or is otherwise associated with any such Person in any manner that violates Section 2 of the Executive Order or (iii) is a Person on the list of "Specially Designated Nationals and Blocked Persons" or subject to the limitations or prohibitions under any other U.S. Department of Treasury's Office of Foreign Assets Control regulation or executive order.

(c)   No part of the proceeds of any Loan will be used directly or indirectly to fund any operations, finance any investments or activities or make any payments in violation of the Sanctions Laws and Regulations.

(d)   No part of the proceeds of any Loan will be used for any payments, directly or indirectly, to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended, and any similar laws, rules or regulations issued, administered or enforced by any Governmental Authority having jurisdiction over the Borrower.

ARTICLE VI
AFFIRMATIVE COVENANTS

So long as any Loan or other Obligation hereunder (other than (A) any contingent indemnification obligation as to which no claim has been asserted and (B) obligations and liabilities under Secured Hedge Agreements) shall remain unpaid or unsatisfied, the Borrower shall, and shall (except in the case of the covenants set forth in Sections 6.01, 6.02 and 6.03) cause each Restricted Subsidiary to:

6.01   Financial Statements. Deliver to the Administrative Agent:

(a)   as soon as available, but in any event within one hundred five (105) days after the end of each fiscal year of the Borrower, beginning with the fiscal year of the Borrower ending on or about December 31, 2014, a consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such fiscal year, and the related consolidated statements of income or operations, changes in stockholder's investment, and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and prepared in accordance with GAAP, audited and accompanied by a report and opinion of Ernst & Young, LLP or any other independent certified public accountant of nationally recognized standing, which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any "going concern" or like qualification or exception or any qualification or exception as to the scope of such audit;

(b)   as soon as available, but in any event within forty-five (45) days after the end of each of the first three (3) fiscal quarters of each fiscal year of the Borrower (or, if a Form 12b-25 has been duly filed with the SEC by the Borrower, the date on which the Borrower's Form 10-Q would be required to be filed with the SEC (after giving effect to any extension permitted by such Rule)), beginning with the fiscal quarter of Borrower ending on or about March 31, 2014, a consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such fiscal quarter, and the related consolidated statements of income or operations, changes in stockholders' investment, and cash flows for such fiscal quarter and for the portion of the fiscal year then ended, setting forth in each case in comparative form the figures for the corresponding fiscal quarter of the previous fiscal year and the corresponding portion of the previous fiscal year, all in reasonable detail and certified by a Responsible Officer of the Borrower as fairly presenting in all material respects the financial condition, results of operations, shareholders' equity and cash flows of the Borrower and its Subsidiaries in accordance with GAAP, subject only to normal year-end audit adjustments and the absence of footnotes;

(c)   [Reserved;]

(d)   at the time of delivery of the financial statements provided for in Sections 6.01(a) and (b) above, a management's discussion and analysis of the financial condition and results of operation for such fiscal quarter or fiscal year, as the case may be, as compared to the previous fiscal period; provided that the delivery to the Administrative Agent at such time of a copy of the Borrower's Form 10-K or Form 10-Q for the applicable period covered by such financial statements (to the extent such Form includes the management's discussion and analysis required by the rules and regulations governing such Form) shall be deemed to satisfy such requirement;

(e)   as soon as available, but in any event no later than seventy-five (75) days after the end of each fiscal year, beginning with the fiscal year ending on or about December 31, 2014, forecasts prepared by management of the Borrower, in form reasonably satisfactory to the Administrative Agent, of consolidated balance sheets, income statements and cash flow statements of the Borrower and its Restricted Subsidiaries for the year following such fiscal year so ended. All forecasts delivered hereunder shall be prepared on an annual basis for the fiscal year following such fiscal year then ended, which forecasts were prepared in good faith on the basis of the assumptions stated therein, which assumptions were reasonably believed by the Borrower to have been reasonable in light of the conditions existing at the time of delivery of such forecasts; it being understood that actual results may vary from such forecasts and that such variations may be material.

(f)   Simultaneously with the delivery of financial statements referred to in Sections 6.01 (a) and (b) above, if during any of the periods covered by the statement of income or operations contained therein the Borrower shall have one or more Unrestricted Subsidiaries, then such financial statements shall contain a footnote with information in reasonable detail summarizing the differences between the financial statements delivered pursuant to Sections 6.01(a) and (b) and the results of operations and financial condition of Borrower and its Restricted Subsidiaries without giving effect to the results or condition of any such Unrestricted Subsidiaries.

6.02   Certificates; Other Information. Deliver to the Administrative Agent:

(a)   promptly after the same are available, (i) copies of each annual report, proxy or financial statement or other report or communication sent to the stockholders of the Borrower and (ii) copies of all annual, regular, periodic and special reports and registration statements which the Borrower (and any direct or indirect parent entity) may file or be required to file, copies of any report, filing or communication with the SEC under Section 13 or 15(d) of the Securities Exchange Act of 1934, or with any national securities exchange;

(b)   promptly after the furnishing thereof, copies of any requests or notices received by any Loan Party (other than in the ordinary course of business) from, or statements or reports furnished to, any holder of debt securities of any Loan Party or of any of its Restricted Subsidiaries pursuant to the terms of any Junior Financing Documentation, in a principal amount greater than the Threshold Amount and not otherwise required to be furnished to the Lenders pursuant to any other clause of this Section 6.02;

(c)   promptly after the receipt thereof by any Loan Party or any of its Subsidiaries, copies of each notice or other correspondence received from the SEC (or comparable agency in any applicable non-U.S. jurisdiction) concerning any material investigation or other material inquiry by such agency regarding financial or other operational results of any Loan Party or any of its Subsidiaries;

(d)   promptly after the assertion or occurrence thereof, notice of any occurrence, event or action that could result in a Environmental Liability on the part of any Loan Party or any of its Restricted Subsidiaries or of any noncompliance by any Loan Party or any of its Restricted Subsidiaries with any Environmental Law or Environmental Permit that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect;

(e)   concurrently with any delivery of financial statements under Section 6.01(a), a certificate of a Responsible Officer setting forth the information required pursuant to the Perfection Certificate Supplement or confirming that there has been no change in such information since the date of the Perfection Certificate or latest Perfection Certificate Supplement;

(f)   promptly after the Borrower has notified the Administrative Agent of any intention by the Borrower to treat the Loans and related transactions as being a "reportable transaction" (within the meaning of Treasury Regulation Section 1.6011-4), a duly completed copy of IRS Form 8886 or any successor form;

(g)   promptly following a request therefor by the Administrative Agent, copies of: (i) each Schedule B (Actuarial Information) to the annual report (Form 5500 Series) filed by any Loan Party or ERISA Affiliate with the Internal Revenue Service with respect to each Pension Plan; (ii) the most recent actuarial valuation report for each Pension Plan; (iii) all notices received by any Loan Party or ERISA Affiliate from a Multiemployer Plan sponsor or any governmental agency concerning an ERISA Event; and (iv) such other documents or governmental reports or filings relating to any Plan as the Administrative Agent shall reasonably request;

(h)   promptly, such additional information regarding the business, legal, financial or corporate affairs of any Loan Party or any Restricted Subsidiary, or compliance with the terms of the Loan Documents, as any Administrative Agent or any Lender may from time to time reasonably request; and

(i)   promptly after the application of net cash proceeds of any transaction or event in the manner contemplated by clause (b) of the definition of "Not Otherwise Applied", a description of such application.

Documents required to be delivered pursuant to Section 6.01(a), (b), (d) or (e) or Section 6.02(b) (to the extent any such documents are included in materials otherwise filed with the SEC) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which the Borrower posts such documents, or provides a link thereto on the Borrower's website on the Internet at the website address listed on Schedule 11.02; or (ii) on which such documents are posted on the Borrower's behalf on IntraLinks/IntraAgency or another relevant website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by an Administrative Agent); provided that (i) the Borrower shall deliver paper or electronic copies of such documents to the Administrative Agent for further distribution to each Lender until a written request to cease delivering such copies is given by the Administrative Agent or such Lender and (ii) the Borrower shall notify (which may be by facsimile or electronic mail) the Administrative Agent of the posting of any such documents and provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents. The Administrative Agent shall have no obligation to request the delivery or to maintain copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Borrower with any such request for delivery, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents.

The Borrower hereby acknowledges that (a) the Administrative Agent and/or the Arrangers will make available to the Lenders materials and/or information provided by or on behalf of the Borrower hereunder (collectively, "Borrower Materials") by posting the Borrower Materials on IntraLinks or another similar electronic system (the "Platform") and (b) certain of the Lenders (each, a "Public Lender") may have personnel who do not wish to receive material non-public information (within the meaning of United States federal and state securities laws) with respect to the Borrower or its Affiliates or the respective securities of any of the foregoing (collectively, "MNPI"), and who may be engaged in investment and other market-related activities with respect to such Persons' securities. The Borrower hereby agrees that it will use commercially reasonable efforts to identify that portion of the Borrower Materials that may be distributed to the Public Lenders and that (w) all the Borrower Materials shall be clearly and conspicuously marked "PUBLIC" which, at a minimum, shall mean that the word "PUBLIC" shall appear prominently on the first page thereof; (x) by marking Borrower Materials "PUBLIC," the Borrower shall be deemed to have authorized the Administrative Agent, the Arrangers, the Lenders to treat the Borrower Materials as not containing any material non-public information (although it may be sensitive and proprietary) with respect to the Borrower or its securities for purposes of United States federal and state securities laws (provided, however, that to the extent the Borrower Materials constitute Information, they shall be treated as set forth in Section 11.06); (y) all Borrower Materials marked "PUBLIC" are permitted to be made available through a portion of the Platform designated "Public Side Information;" and (z) the Administrative Agent and the Arrangers shall be entitled to treat the Borrower Materials that are not marked "PUBLIC" as being suitable only for posting on a portion of the Platform not designated "Public Side Information."

6.03   Notices. Promptly after a Responsible Officer of the Borrower or any Restricted Subsidiary has obtained knowledge thereof, notify the Administrative Agent for further distribution to each Lender:

(a)   of the occurrence of any Default;

(b)   of any matter that has resulted or could reasonably be expected to result in a Material Adverse Effect, including arising out of or resulting from (i) breach or non-performance of, or any default under, a Contractual Obligation of any Loan Party or any Restricted Subsidiary, (ii) any dispute, litigation, investigation, proceeding or suspension between any Loan Party or any Restricted Subsidiary and any Governmental Authority, (iii) the commencement of, or any material development in, any other litigation or proceeding affecting any Loan Party or any Restricted Subsidiary, including pursuant to any applicable Environmental Laws and or in respect of IP Rights, or (iv) the occurrence of any ERISA Event or similar event of noncompliance with respect to a Foreign Plan; and

(c)   of the (i) occurrence of any Disposition of Collateral for which the Borrower is required to make a mandatory prepayment pursuant to Section 2.05 or (ii) receipt of any Extraordinary Receipt for which the Borrower is required to make a mandatory prepayment or reinvestment pursuant to Section 2.05.

Each notice pursuant to this Section shall be accompanied by a statement of a Responsible Officer of the Borrower setting forth details of the occurrence referred to therein and stating what action the Borrower or other applicable Loan Party has taken and proposes to take with respect thereto. Each notice pursuant to Section 6.03(a) shall describe with particularity any and all provisions of this Agreement and any other Loan Document that have been breached.

6.04   Payment of Obligations. Except in the case of Excluded Restricted Subsidiaries or Foreign Restricted Subsidiaries that are not Canadian Subsidiaries, pay, discharge or otherwise satisfy within 30 days after the date when the same shall become due (a) all Taxes imposed upon it or its properties or assets, unless and to the extent that (i) the same are being contested in good faith by appropriate proceedings diligently conducted and adequate reserves in accordance with GAAP are being maintained by the Borrower or such Restricted Subsidiary or (ii) the failure to pay the same could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (b) all lawful claims which, if unpaid, would by law become a Lien upon its property, unless and to the extent that (i) such claims are being contested in good faith by appropriate proceedings diligently conducted and adequate reserves in accordance with GAAP are being maintained by the Borrower or such Restricted Subsidiary or (ii) the failure to pay the same could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

6.05   Preservation of Existence, Etc.

(a)   Except in the case of Excluded Restricted Subsidiaries or Foreign Restricted Subsidiaries that are not Canadian Subsidiaries, preserve, renew and maintain in full force and effect its legal existence under the Laws of the jurisdiction of its organization or formation, except (i) in a transaction permitted by Section 7.04 or 7.05 or (ii) other than in the case of the Borrower, to the extent the failure to do so could not reasonably be expected to have a Material Adverse Effect, (b) take all reasonable action to maintain all rights, privileges (including its good standing), permits, licenses and franchises necessary in the normal conduct of its business, except to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect, and (c) preserve or renew all of its registered patents, trademarks, trade names and service marks, the non-preservation of which could reasonably be expected to have a Material Adverse Effect.

6.06   Maintenance of Properties. Except in the case of Excluded Restricted Subsidiaries or Foreign Restricted Subsidiaries that are not Canadian Subsidiaries, (a) maintain, preserve and protect all of its material properties and equipment necessary in the operation of its business in good working order, repair and condition, ordinary wear and tear excepted and casualty or condemnation excepted, and (b) make all necessary renewals, replacements, modifications, improvements, upgrades, extensions and additions thereof or thereto in accordance with prudent industry practice, except to the extent, in the case of each of clauses (a) and (b), that the failure to do so could not reasonably be expected to have a Material Adverse Effect.

6.07   Maintenance of Insurance. Maintain (a) with financially sound and reputable insurance companies, insurance with respect to its properties and business against loss or damage of the kinds customarily insured against by Persons engaged in the same or similar business, of such types and in such amounts (after giving effect to any self-insurance reasonable and customary for similarly situated Persons engaged in the same or similar businesses as the Borrower and its Restricted Subsidiaries) as are customarily carried under similar circumstances by such other Persons and (b) without limitation to the foregoing the insurance arrangements in respect of the Collateral required by the Security Agreement. If any portion of any building on real property subject to any Mortgage is located in an area identified by the Federal Emergency Management Agency as an area having special flood hazards and in which flood insurance has been made available under the National Flood Insurance Act of 1968 (or any amendment or successor act thereto), then the applicable Loan Party (or its relevant Restricted Subsidiary) shall maintain, or cause to be maintained, with a financially sound and reputable insurer, flood insurance in an amount reasonably acceptable to the Administrative Agent.

6.08   Compliance with Laws. Comply in all material respects with the requirements of all Laws (including, without limitation, anti-terrorism, anti-money laundering and Environmental Laws) and all orders, writs, injunctions and decrees applicable to it or to its business or property, except, other than in the case of anti-terrorism and anti-money laundering Laws, if the failure to comply therewith could not reasonably be expected to have a Material Adverse Effect.

6.09   Books and Records. Maintain proper books of record and account, in a manner to allow financial statements to be prepared in all material respects in conformity with GAAP consistently applied in respect of all financial transactions and matters involving the assets and business of the Borrower or, if applicable, such Restricted Subsidiary, as the case may be (it being understood and agreed that Foreign Subsidiaries may maintain individual books and records in conformity with generally accepted accounting principles that are applicable in their respective jurisdiction of organization).

6.10   Inspections. Permit the Administrative Agent or a designee appointed by the Required Lenders (such designee, the "Lender Inspection Designee") from time to time, subject (except when an Event of Default has occurred and is continuing) to reasonable notice and normal business hours, to visit and inspect the properties of the Borrower or Restricted Subsidiary, inspect, audit and make extracts from the Borrower's or Restricted Subsidiary's books and records, and discuss with its officers, employees, agents, advisors and independent accountants (subject to such accountants' customary policies and procedures) the Borrower's or Restricted Subsidiary's business, financial condition, assets, prospects and results of operations; provided that unless an Event of Default has occurred and is continuing no more than one such visit shall occur each calendar year and such visit shall be at the Borrower's expense. Neither the Administrative Agent, the Lender Inspection Designee, nor any Lender shall have any duty to the Borrower to make any inspection, nor to share any results of any inspection, appraisal or report with the Borrower. Borrower acknowledges that all inspections, appraisals and reports are prepared by the Administrative Agent, the Lender Inspection Designee and Lenders for their purposes, and the Borrower shall not be entitled to rely upon them. Except when an Event of Default has occurred and is continuing, the Administrative Agent, the Lender Inspection Designee and the Lenders shall give the Borrower the opportunity to participate in any discussions with the Borrower's accountants.

6.11   Use of Proceeds. The Borrower will use the proceeds of the Loans to finance a portion of the Transactions (including paying any fees, commissions and expenses associated therewith). The Incremental Loans (if any) shall be used for the working capital needs of the Borrower and the Restricted Subsidiaries and for general corporate purposes (including, without limitation, prepayment of the 2018 Senior Unsecured Notes, Investments and Permitted Acquisitions).

6.12   Covenant to Guarantee Obligations and Give Security.

(a)   Upon the formation or acquisition of any new direct or indirect Restricted Subsidiary (other than any Excluded Restricted Subsidiary) by any Loan Party, upon any Restricted Subsidiary ceasing to meet the definition of an Excluded Restricted Subsidiary, upon any Unrestricted Subsidiary becoming a Restricted Subsidiary or upon the acquisition by any Loan Party of any Material Real Estate, or upon the acquisition by any Loan Party of any property intended to subject to the Lien created by any of the Collateral Documents but is not so subject, the Borrower shall promptly notify the Administrative Agent thereof and then the applicable Loan Parties shall, in each case at the Borrower's expense:

(i)   within sixty (60) days after such formation, acquisition or change of status or such greater number of days as the Administrative Agent may agree in its sole discretion (provided that such number of days shall in no event exceed the number of days required to take such action under the ABL Credit Agreement), (A) cause each such Wholly Owned Restricted Subsidiary that is not an Excluded Restricted Subsidiary or a Foreign Restricted Subsidiary to duly execute and deliver to the Administrative Agent a guaranty or guaranty supplement, in form and substance reasonably satisfactory to the Administrative Agent, guaranteeing the other Loan Parties' obligations under the Loan Documents and (B) subject to Section 6.12(d), deliver all certificates representing the Pledged Equity of each such Restricted Subsidiary (other than an Excluded Restricted Subsidiary) directly owned by a Loan Party, accompanied by undated stock powers or other appropriate instruments of transfer executed in blank, and all instruments evidencing the Pledged Debt of each such Restricted Subsidiary (other than an Excluded Restricted Subsidiary) directly owned by a Loan Party, indorsed in blank to the Administrative Agent, together with, if requested by the Administrative Agent, supplements to the Security Agreement with respect to the pledge of any Equity Interests or Indebtedness; provided that no Loan Party shall be required to pledge any Equity Interests in any Foreign Restricted Subsidiary which, when aggregated with all of the other Equity Interests in such Foreign Restricted Subsidiary pledged by any Loan Party, would result in more than 65% of the total combined voting power of all classes of Equity Interests in a Foreign Restricted Subsidiary entitled to vote being pledged to the Administrative Agent, on behalf of the Secured Parties, under the Loan Documents,

(ii)   within ten (10) Business Days after such formation, acquisition or change in status, or such longer period as the Administrative Agent may agree in its sole discretion, furnish to the Administrative Agent a Perfection Certificate Supplement,

(iii)   within seventy-five (75) days after such request, formation or acquisition or change of status, or such longer period as the Administrative Agent may agree in its sole discretion (provided that such number of days shall in no event exceed the number of days required to take such action under the ABL Credit Agreement), duly execute and deliver, and cause each such Wholly Owned Restricted Subsidiary (other than an Excluded Restricted Subsidiary) that is not a Foreign Restricted Subsidiary to duly execute and deliver, to the Administrative Agent Mortgages encumbering Material Real Estate, Security Agreement Supplements, IP Security Agreement Supplements and other security agreements, as specified by and in form and substance reasonably satisfactory to the Administrative Agent (consistent with the Security Agreement, IP Security Agreement and Mortgages), securing payment of all the Obligations (it being understood that if a mortgage tax will be owed on the entire amount of the Indebtedness evidenced hereby, then the amount secured by the mortgage shall be limited to 110% of the estimated fair market value of the property, if such limitation results in such mortgage tax being calculated based upon such fair market value) and constituting Liens on all such properties of the type that would be covered by the Collateral Documents,

(iv)   within seventy-five (75) days after such request, formation, acquisition or change of status, or such longer period, not to exceed an additional thirty (30) days, as the Administrative Agent may agree in its sole discretion (which additional thirty (30) day period may be extended by the Administrative Agent, in its sole discretion, for an additional thirty (30) days (provided that such number of days shall in no event exceed the number of days required to take such action under the ABL Credit Agreement)) take, and cause such Wholly Owned Restricted Subsidiary (other than an Excluded Restricted Subsidiary) that is not a Foreign Restricted Subsidiary to take, whatever action (including, without limitation, the recording of Mortgages on Material Real Estate, the filing of UCC financing statements, the giving of notices and the endorsement of notices on title documents and delivery of stock and membership interest certificates and the delivery of fully-executed Deposit Account Control Agreements, Securities Account Control Agreements and Commodity Account Control Agreements (each as defined in the Security Agreement)) as may be necessary or advisable in the reasonable opinion of the Administrative Agent to vest in the Collateral Agent (or in any representative of the Administrative Agent designated by it) valid, subsisting and perfected Liens on the properties purported to be subject to the Mortgages on Material Real Estate, Security Agreement Supplements, IP Security Agreement Supplements and security agreements delivered pursuant to this Section 6.12,

(v)   within sixty (60) days after the request of the Administrative Agent, or such longer period as the Administrative Agent may agree in its sole discretion, deliver to the Administrative Agent, signed copies of opinions, addressed to the Administrative Agent and the other Secured Parties, of counsel for the Loan Parties reasonably acceptable to the Administrative Agent as to such matters in relation to compliance with this Section 6.12(a) as the Administrative Agent may reasonably request,

(vi)   as promptly as practicable after the request of the Administrative Agent with respect to each parcel of real property on which Mortgages on Material Real Estate that is the subject of such request, Mortgage Policies, an opinion of local counsel to the applicable Loan Party in form and substance reasonably acceptable to the Collateral Agent, a completed "Life-of-Loan" Federal Emergency Management Agency Standard Flood Hazard Determination, and if such Mortgaged Property is located in a special flood hazard area, (i) a notice about special flood hazard area status and flood disaster assistance duly executed by the applicable Loan Parties and (ii) certificates of insurance evidencing the insurance required by Section 6.07 in form and substance satisfactory to the Collateral Agent and an ALTA survey in a form and substance reasonably acceptable to the Collateral Agent or such existing survey together with a no-change affidavit sufficient for the title company to remove all standard survey exceptions from the Mortgage Policy (or modify such survey exceptions in the manner required in the applicable jurisdiction) related to such Mortgaged Property and environmental assessment reports, and

(vii)   at any time upon the reasonable request of the Administrative Agent, promptly, or such longer period as the Administrative Agent may agree in its sole discretion, execute and deliver any and all further instruments and documents and take all such other action as the Administrative Agent in its reasonable judgment may deem necessary or desirable in obtaining the full benefits of, or in perfecting and preserving the Liens of, such guaranties, Mortgages, Security Agreement Supplements, IP Security Agreement Supplements and security agreements.

(b)   Notwithstanding the foregoing, (w) the Loan Parties shall not be required to grant a security interest in any asset or perfect a security interest in any Collateral to the extent (i) the cost, burden, difficulty or consequence of obtaining or perfecting a security interest therein outweighs the benefit of the security afforded thereby as reasonably determined by the Borrower and the Administrative Agent, (ii) the granting of a security interest in such asset would be prohibited by enforceable anti-assignment provisions of contracts or applicable Laws or would violate the terms of any contract relating to such asset (in each case, after giving effect to the applicable anti-assignment provisions of the UCC or other applicable Laws) or (iii) that it is not within the legal capacity of such Loan Party to do so (whether as a result of financial assistance, corporate benefit or thin capitalization rule or otherwise), or would conflict with the fiduciary duties of such Loan Party's directors or result in, or would be reasonably expected to result in, a material risk of personal or criminal liability for any officer or director of such Loan Party or would trigger termination of any contract pursuant to any "change of control" or similar provision, (x) no actions shall be required in order to create or perfect any security interest in any assets located outside of the United States, and no foreign law security or pledge agreements or foreign intellectual property filings or searches shall be required and in no event shall any Loan Party be required to take any action in order to pledge any Equity Interests of any Restricted Subsidiary organized under the laws of the People's Republic of China, (y) the following Collateral shall not be required to be perfected: (i) commercial tort claims that do not exceed $5,000,000, (ii) vehicles and other assets subject to certificates of title and (iii) letter of credit rights to the extent not perfected by the filing of a UCC-1 financing statement and (z) the Collateral shall exclude (i) all leasehold real property, (ii) all non-Material Real Estate, (iii) interests in partnerships, joint ventures and non-Wholly Owned Restricted Subsidiaries which cannot be pledged without the consent of one or more third parties, (iv) the capital stock of Excluded Restricted Subsidiaries and Unrestricted Subsidiaries, (v) margin stock, (vi) any property and assets the pledge of which would require governmental consent, approval, license or authorization, (vii) all foreign intellectual property and any "intent-to-use" trademark applications prior to the filing of a "Statement of Use" or "Amendment to Allege Use" with respect thereto, to the extent, if any, that, and solely during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark application under applicable federal law and (viii) any Trust Funds and any accounts or trusts used solely to hold such Trust Funds (notwithstanding anything to the contrary in this paragraph, any and all assets subject to the pledge and perfection exclusions set forth in this paragraph that are otherwise pledged and/or perfected (as applicable) in favor of the ABL Secured Parties (as defined in the Intercreditor Agreement) as ABL Collateral (as defined in the Intercreditor Agreement) (collectively, the "Term Loan Collateral Exclusions") shall also be pledged and /or perfected in favor of the Secured Parties as Collateral; provided, that any time such Term Loan Collateral Exclusions are no longer pledged and/or perfected in favor of the ABL Secured Parties as ABL Collateral, such Term Loan Collateral Exclusions shall no longer be pledged and/or be required to be perfected in favor of the Secured Parties as Collateral and any Liens over such Term Loan Collateral Exclusions securing the Obligations shall be automatically released).

6.13   Compliance with Environmental Laws.

(a)   Except, in each case, to the extent that the failure to do so could not reasonably be expected to result in liabilities, costs and expenses in excess of $25,000,000, (i) comply, and take all commercially reasonable steps to cause all lessees and other Persons operating or occupying its properties to comply with all applicable Environmental Laws and Environmental Permits; (ii) obtain and renew all Environmental Permits necessary for its operations and properties; and (iii) conduct any investigation, study, sampling and testing, and undertake any cleanup, removal, remedial or other action necessary to address Hazardous Materials at, on, under or emanating from any of its properties, in accordance with the requirements of all applicable Environmental Laws.

(b)   If a Default caused by reason of a breach of Section 5.09 or Section 6.13(a) shall have occurred and be continuing for more than 20 days without the Borrower and its Restricted Subsidiaries commencing activities reasonably necessary to cure such Default or contest, in good faith, the asserted basis for such Default, at the written request of the Administrative Agent, provide to the Lenders within 45 days after such request (or such longer period as the Administrative Agent may agree in its sole discretion; provided such report shall in no event be delivered later than it is delivered under the ABL Credit Agreement), at the expense of the Loan Party, an environmental assessment report for any property owned or operated by the Borrower or any of its Restricted Subsidiaries, including, where appropriate, any soil and/or groundwater sampling, reasonably relating to any matters that are the subject of such Default, prepared by an environmental consulting firm of the Borrower's reasonable selection and in a form reasonably acceptable to the applicable Administrative Agent and indicating as relevant the presence or absence of Hazardous Materials and the estimated cost to address any non-compliance with or conduct any response or other corrective action with respect to such Hazardous Material required under any Environmental Law.

6.14   Further Assurances. Promptly upon request by the Administrative Agent, or any Lender through the Administrative Agent and subject to the limitations set forth in Section 6.12, (i) correct any material defect or error that may be discovered in the execution, acknowledgment, filing or recordation of any Loan Document or other document or instrument relating to any Collateral, and (ii) do, execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register any and all such further acts, deeds, certificates, assurances and other instruments as the Administrative Agent, or any Lender through the Administrative Agent, may reasonably require from time to time in order to (A) carry out more effectively the purposes of the Loan Documents, (B) perfect and maintain the validity, effectiveness and priority of any of the Collateral Documents and any of the Liens intended to be created thereunder or (C) assure, convey, grant, assign, transfer, preserve, protect and confirm more effectively unto the Secured Parties the rights granted or now or hereafter intended to be granted to the Secured Parties under any Loan Document, and cause each of its Restricted Subsidiaries to do so.

6.15   Compliance with Terms of Leaseholds. Make all payments and otherwise perform all obligations in respect of all leases of real property of the Loan Parties material to the business of the Loan Parties, keep such leases in full force and effect and not allow such leases to lapse or be terminated or any rights to renew such leases to be forfeited or cancelled, notify the Administrative Agent of any receipt of any notice of material default by any party with respect to such leases and cooperate with the Administrative Agent in all respects to cure any such material default, and cause each of its Restricted Subsidiaries to do so, except, in any case, (a) where the failure to do so, either individually or in the aggregate, could not be reasonably likely to result in a Material Adverse Effect or (b) for terminations, lapses and amendments in the ordinary course of business.

6.16   Maintenance of Ratings. Use commercially reasonable efforts to cause the Loans and Borrower's corporate credit to continue to be rated by Standard & Poor's Ratings Group and Moody's Investors Service Inc. (but not to maintain any specific rating).

6.17   Designation as Senior Debt. Designate all Obligations as "Designated Senior Indebtedness" under, and as defined in, all Subordinated Indebtedness.

6.18   Post-Closing Requirements. The Collateral Agent shall have received the following within ninety (90) days after the Closing Date, unless extended by the Administrative Agent in its sole discretion for one or two additional periods of not more than thirty (30) days each:

(a)   a Mortgage encumbering each Mortgaged Property in favor of the Collateral Agent, for the benefit of the Secured Parties, duly executed and acknowledged by each Loan Party that is the owner of or holder of any interest in such Mortgaged Property, and otherwise in form for recording in the recording office of each applicable political subdivision where each such Mortgaged Property is situated, together with such certificates, affidavits, questionnaires or returns as shall be required in connection with the recording or filing thereof to create a lien under applicable Laws, and such financing statements and any other instruments necessary to grant a lien on such Mortgaged Property and related leases, rents and fixtures under the laws of any applicable jurisdiction, all of which shall be in form and substance reasonably satisfactory to Collateral Agent;

(b)   with respect to each Mortgaged Property, such consents, approvals, amendments, supplements, estoppels, tenant subordination agreements or other instruments as necessary to consummate the Transactions or as shall reasonably be deemed necessary by the Collateral Agent in order for the owner or holder of the fee or leasehold interest constituting such Mortgaged Property to grant the Lien contemplated by the Mortgage with respect to such Mortgaged Property; provided that if the grant of a security interest in such Mortgaged Property requires the consent of a landlord, the grant of such security interest shall not be required if such consent shall not have been obtained notwithstanding the use of commercially reasonable efforts (which shall not include the provision of any economic or other material concession to such landlord to secure such consent);

(c)   with respect to each Mortgage, a Mortgage Policy;

(d)   with respect to each Mortgaged Property, such affidavits, certificates, information (including financial data) and instruments of indemnification (including a so-called "gap" indemnification) as shall be required to induce the title company to issue the Mortgage Policy/ies and endorsements contemplated above;

(e)   evidence reasonably acceptable to the Collateral Agent of payment by Borrower of all Mortgage Policy premiums, search and examination charges, escrow charges and related charges, mortgage recording taxes, fees, charges, costs and expenses required for the recording of the Mortgages and issuance of the Mortgage Policies referred to above (it being understood that if a mortgage tax will be owed on the entire amount of the Indebtedness evidenced hereby, then the amount secured by such Mortgage shall be limited to 110% of the estimated fair market value of the Mortgaged Property encumbered by such Mortgage, if such limitation results in such mortgage tax being calculated based upon such fair market value);

(f)   with respect to each real property or Mortgaged Property, copies of all leases in which Borrower or any Subsidiary holds the lessor's interest or other agreements relating to possessory interests, if any. To the extent any of the foregoing affect any Mortgaged Property, such agreement shall be subordinate to the Lien of the Mortgage to be recorded against such Mortgaged Property, either expressly by its terms or, if reasonably required by the Collateral Agent, pursuant to a subordination, non-disturbance and attornment agreement, and shall otherwise be reasonably acceptable to the Collateral Agent;

(g)   an ALTA survey in a form and substance reasonably acceptable to the Collateral Agent or such existing survey together with a no-change affidavit sufficient for the title company to remove all standard survey exceptions from the Mortgage Policy (or modify such survey exceptions in the manner required in the applicable jurisdiction) related to such Mortgaged Property;

(h)   a completed "Life of Loan" Federal Emergency Management Agency Standard Flood Hazard Determination with respect to each Mortgaged Property (together with a notice about special flood hazard area status and flood disaster assistance duly executed by the Borrower and each Loan Party relating thereto, if any) and if any Mortgaged Property is located in a flood hazard area, (i) a notice about special flood hazard area status and flood disaster assistance duly executed by the applicable Loan Parties and (ii) certificates of insurance evidencing the insurance required by Section 6.07 in form and substance satisfactory to the Collateral Agent; and

(i) opinion(s) of counsel with respect to the Mortgages, which shall include opinions as to (i) the enforceability of the Mortgages, (ii) the power and authority of Borrower or the applicable Loan Parties to execute the Mortgages and (iii) the due execution and delivery of the Mortgages and shall otherwise be in form and substance reasonably acceptable to the Collateral Agent.

ARTICLE VII
NEGATIVE COVENANTS

So long as any Lender shall have any Commitment hereunder, any Loan or other Obligation hereunder (other than (A) any contingent indemnification obligation as to which no claim has been asserted and (B) obligations and liabilities under Secured Hedge Agreements) shall remain unpaid or unsatisfied, the Borrower shall not, nor shall it permit any of its Restricted Subsidiaries to, directly or indirectly:

7.01   Liens. Create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired, or sign or file or authorize the filing under the UCC, the Personal Property Security Act of Canada, the Civil Code of Quebec or similar law of any jurisdiction a financing statement or similar filing or registration that names the Borrower or any of its Restricted Subsidiaries as debtor, or sign any security agreement authorizing any secured party thereunder to file such financing statement or similar filing or registration, other than the following:

(a)   Liens pursuant to any Loan Document;

(b)   [Reserved];

(c)   Liens existing on the Closing Date and listed on Schedule 7.01 and any modifications, replacements, renewals or extensions thereof; provided that (i) the Lien does not extend to any additional property other than (A) after-acquired property that is affixed or incorporated into the property covered by such Lien and (B) proceeds and products thereof; provided that in the case of this clause (i), individual PPE Financing provided by one lender or its Affiliates may be cross-collateralized to other PPE Financing provided by such lender or its Affiliates on customary terms and (ii) the renewal, extension or refinancing of the obligations secured or benefited by such Liens is not prohibited by Section 7.03;

(d)   Liens for Taxes, which are not required to be paid pursuant to Section 6.04;

(e)   statutory Liens of landlords, carriers, warehousemen, mechanics, materialmen, repairmen, processors or other like Liens arising in the ordinary course of business which secure amounts not overdue for a period of more than thirty (30) days or if more than thirty (30) days overdue, are unfiled and no other action has been taken to enforce such Lien or which are being contested in good faith and by appropriate proceedings diligently conducted which proceedings have the effect of preventing the forfeiture or sale of the property subject to such Lien, if adequate reserves with respect thereto are maintained on the books of the applicable Person;

(f)   (i) pledges or deposits in the ordinary course of business in connection with workers' compensation, unemployment insurance and other social security legislation (including obligations in respect of letters of credit or bank guarantees issued in lieu of such pledges or deposits), other than any Lien imposed by ERISA or in respect of the Borrower's and its Restricted Subsidiaries' pension or retirement plans in Canada, (ii) pledges and deposits in the ordinary course of business securing liability for reimbursement or indemnification obligations (including obligations in respect of letters of credit or bank guarantees supporting such reimbursement or indemnification obligations) owing to insurance carriers providing property, casualty or liability insurance to the Borrower or any of its Restricted Subsidiaries and (iii) Liens on (A) the unearned portion of any insurance premiums securing the financing of insurance premiums in the ordinary course of business and (B) insurance policies and the proceeds thereof securing the financing of insurance premiums with respect thereto in the ordinary course of business;

(g)   deposits to secure the performance of bids, trade contracts, governmental contracts and leases (other than Indebtedness for borrowed money), statutory obligations, surety, stay, customs and appeal bonds, performance bonds and other obligations of a like nature (including obligations in respect of letters of credit or bank guarantees issued in lieu of such pledges or deposits) incurred in the ordinary course of business and not in connection with Indebtedness for money borrowed;

(h)   zoning restrictions, easements, rights-of-way, restrictions, encroachments, protrusions and other similar encumbrances and minor title defects affecting real property which, in the aggregate, do not in any case materially interfere with the ordinary conduct of the business of the applicable Person;

(i)   Liens securing judgments not constituting an Event of Default under Section 8.01 (h);

(j)   Liens securing Indebtedness permitted under Section 7.03(f); provided that (i) such Liens attach concurrently with or within one hundred eighty (180) days after the purchase, repair, replacement or improvement (as applicable) of the property subject to such Liens, (ii) such Liens do not at any time encumber any property other than the property financed by such Indebtedness and the proceeds and the products thereof and (iii) with respect to Capitalized Leases, such Liens do not at any time extend to or cover any assets other than the assets subject to such Capitalized Leases; provided that in the case of clauses (ii) and (iii) individual PPE Financing provided by one lender or its Affiliates may be cross-collateralized to other PPE Financing provided by such lender or its Affiliates on customary terms;

(k)   leases, licenses, subleases or sublicenses in respect of property granted to others in the ordinary course of business and not interfering in any material respect with the business of the Borrower or any of its Restricted Subsidiaries;

(l)   Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(m)   Liens (i) that are customary rights of set-off (A) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness or (B) relating to pooled deposit or sweep accounts of the Borrower or any Restricted Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Borrower or any Restricted Subsidiary or (ii) that are rights of set-off relating to purchase orders and other agreements entered into with customers of the Borrower or any Restricted Subsidiary in the ordinary course of business;

(n)   Liens (i) on cash advances in favor of the seller of any property to be acquired in an Investment permitted pursuant to Sections 7.02(h), (n), (o) or (p) to be applied against the purchase price for such Investment, and (ii) consisting of an agreement to Dispose of any property in a Disposition permitted under Section 7.05, in each case, solely to the extent such Investment or Disposition, as the case may be, would have been permitted on the date of the creation of such Lien;

(o)   Liens on property of any Foreign Restricted Subsidiary securing Indebtedness of such Foreign Restricted Subsidiary to the extent incurred pursuant to Section 7.03(g) (which may include the Equity Interests of such Foreign Restricted Subsidiary to the extent not pledged under the Loan Documents);

(p)   Liens in favor of the Borrower or a Guarantor securing Indebtedness permitted under Section 7.03(e); provided that such Liens are subordinated to the Liens securing the Obligations on terms reasonably satisfactory to the Administrative Agent;

(q)   Liens existing on property at the time of its acquisition or existing on the property of any Person that becomes a Restricted Subsidiary after the Closing Date; provided that (i) such Lien was not created in contemplation of such acquisition or such Person becoming a Restricted Subsidiary, (ii) such Lien does not extend to or cover any other assets or property (other than the proceeds or products thereof); provided that, in the case of this clause (ii), individual PPE Financing provided by one lender or its Affiliates may be cross-collateralized to other PPE Financing provided by such lender or its Affiliates on customary terms and (iii) the Indebtedness secured thereby is permitted under Section 7.03(f) or Section 7.03(q) (and is permitted to be secured);

(r)   Liens arising from precautionary UCC or Personal Property Security Act financing statement (or the foreign equivalent thereof) filings regarding operating leases entered into by the Borrower or any of its Restricted Subsidiaries as lessees in the ordinary course of business;

(s)   any interest or title of a lessor, sublessor, licensee, sublicensee, licensor or sublicensor under any lease or license agreement in the ordinary course of business or otherwise permitted by this Agreement;

(t)   Liens arising out of conditional sale, title retention, consignment or similar arrangements for sale of goods entered into by the Borrower or any of its Restricted Subsidiaries in the ordinary course of business permitted by this Agreement;

(u)   Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(v)   Permitted Encumbrances;

(w)   other Liens incurred in the ordinary course of business securing Indebtedness and other obligations outstanding in an aggregate principal amount not to exceed $75,000,000;

(x)   Liens deemed to exist in connection with Investments in repurchase agreements permitted under Section 7.02;

(y)   [Reserved];

(z)   Liens securing obligations incurred pursuant to Section 7.03(r); provided that, to the extent such Liens are on Collateral, such Liens are subject to the Intercreditor Agreement in the capacity as ABL Obligations (as defined in the Intercreditor Agreement); and

(aa)   so long as such Lien are subject to the Intercreditor Agreement in the capacity of Term Loan Obligations (as defined in the Intercreditor Agreement), Liens securing obligations incurred pursuant to Section 7.03(s).

7.02   Investments. Make or hold any Investments, except:

(a)   Investments held by the Borrower or such Restricted Subsidiary in Cash Equivalents;

(b)   loans or advances to officers, directors or employees of the Borrower and its Restricted Subsidiaries in an aggregate amount not to exceed $5,000,000 at any time outstanding;

(c)   Investments (i) by the Borrower or any of its Restricted Subsidiaries in any Loan Party (including, to the extent not constituting a Permitted Acquisition, any new Restricted Subsidiary which becomes a Loan Party upon such Investment), (ii) by any Loan Party in any Restricted Subsidiary that is not a Loan Party in an aggregate amount not to exceed the greater of (i) $50,000,000 or (ii) 5.0% of Consolidated Tangible Assets of the Borrower in any calendar year; provided that any unused amounts may be carried over to any subsequent calendar year or years up to an aggregate amount not to exceed $100,000,000 in any calendar year, (iii) by any Restricted Subsidiary that is not a Loan Party in any other Restricted Subsidiary that is not a Loan Party and (iv) by the Borrower or any Restricted Subsidiary in any Foreign Restricted Subsidiary consisting of (A) the contribution of Equity Interests of any other Foreign Restricted Subsidiary held directly by the Borrower or such Restricted Subsidiary in exchange for Indebtedness, Equity Interests or a combination thereof of the Foreign Restricted Subsidiary to which such contribution is made, or (B) the exchange of Equity Interests in any Foreign Restricted Subsidiary for Indebtedness of such Foreign Restricted Subsidiary;

(d)   Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business, and Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors;

(e)   to the extent constituting Investments, transactions expressly permitted under Sections 7.01, 7.03(c), (d) or (e), 7.04, 7.05 (other than clauses (b), (d), (g), (h), (l) and (o) thereof) and 7.06;

(f)   Investments existing on the Closing Date (or, with respect to the last Investment listed on Schedule 7.02, contemplated on the Closing Date) and set forth on Schedule 7.02 and any modification, replacement, renewal or extension thereof; provided that the amount of the original Investment is not increased except as otherwise permitted by this Section 7.02;

(g)   Investments in Swap Contracts permitted under Section 7.03;

(h)   the purchase or other acquisition of all or substantially all of the property and assets or business of, any Person or of assets constituting a business unit, a line of business or division of such Person, or at least 80% of the Equity Interests in a Person that, upon the consummation thereof, will be owned directly by the Borrower or one or more of its Wholly Owned Restricted Subsidiaries (including, without limitation, as a result of a merger or consolidation); provided that, with respect to each purchase or other acquisition made pursuant to this Section 7.02(h) (each, a "Permitted Acquisition"):

i.   each applicable Loan Party and any such newly created or acquired Restricted Subsidiary shall comply with the applicable requirements of Section 6.12;

ii.   the Board of Directors of such acquired Person or its selling equity holders in existence at the time such purchase or acquisition is commenced shall have approved such purchase or other acquisition;

iii.   no Default shall have occurred and be continuing at the time of the execution of the acquisition agreement related to such Permitted Acquisition;

iv.   [Reserved];

v.   the Borrower shall have delivered to the Administrative Agent, on behalf of the Lenders, at least one (1) Business Day prior to the date on which any such purchase or other acquisition is to be consummated, a certificate of a Responsible Officer, in form and substance reasonably satisfactory to the Administrative Agent, certifying that all of the requirements set forth in this clause (h) have been satisfied or will be satisfied on or prior to the consummation of such purchase or other acquisition; and

vi.   except to the extent the purchase price therefor is paid by a Restricted Subsidiary that is not a Guarantor, the fair market value of all property acquired in Permitted Acquisitions which is contributed to or owned by Restricted Subsidiaries that are not Loan Parties, or do not become Loan Parties immediately after giving effect to such acquisition, shall be permitted only to the extent made pursuant to (and reducing capacity under) any of Section 7.02(c)(ii), (n), (o) or (p);

(i)   Investments that the Borrower has elected to be treated as Restricted Payments pursuant to and to the extent permitted by Section 7.06 (so long as capacity under the relevant clause of Section 7.06 is correspondingly reduced by the amount of such Investment actually made);

(j)   Investments in the ordinary course of business consisting of (i) endorsements for collection or deposit and (ii) customary trade arrangements with customers consistent with past practices;

(k)   Investments (including debt obligations and Equity Interests) received in connection with the bankruptcy or reorganization of suppliers and customers and in settlement of delinquent obligations of, and other disputes with, customers and suppliers arising in the ordinary course of business and upon the foreclosure with respect to any secured Investment or other transfer of title with respect to any secured Investment;

(l)   the licensing, sublicensing or contribution of IP Rights pursuant to joint marketing arrangements in the ordinary course of business;

(m)   loans and advances to any direct or indirect parent entity of the Borrower in lieu of, and not in excess of the amount of (after giving effect to any other loans, advances or Restricted Payments in respect thereof), Restricted Payments to the extent permitted to be made to any direct or indirect parent entity of the Borrower in accordance with Section 7.06 (so long as capacity under the relevant clause of Section 7.06 is correspondingly reduced by the amount of such Investment actually so made);

(n)   so long as the Total Leverage Ratio is less than 5.0 to 1.0 after giving effect thereto on a pro forma basis and no Default would exist and be continuing before or after giving effect thereto, Investments made using Available Amount;

(o)   Investments (A) in joint ventures engaged in a Similar Business and (B) with respect to Permitted Acquisitions as contemplated by Section 7.02(h)(vi) not to exceed, for clauses (A) and (B) taken together, the greater of (x) $100,000,000 or (y) 10.0% of Consolidated Tangible Assets of the Borrower in the aggregate outstanding at any one time;

(p)   other Investments in an aggregate amount not to exceed the greater of (i) $30,000,000 or (ii) 3.0% of Consolidated Tangible Assets of the Borrower in any calendar year; provided that any unused amounts may be carried over to any subsequent calendar year or years up to an aggregate amount not to exceed $75,000,000 in any calendar year; and

(q)   Investments on or about the Closing Date with respect to the Acquisition.

An Investment shall be deemed to be outstanding to the extent not returned in the same form as the original Investment (or in cash or Cash Equivalents) to Borrower or any Guarantor.

7.03   Indebtedness. Create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness. The foregoing limitations shall not apply to:

(a)   Indebtedness of the Loan Parties under the Loan Documents;

(b)   Indebtedness of the Loan Parties under the Senior Unsecured Notes and any Permitted Refinancings thereof;

(c)   Indebtedness (other than under the ABL Credit Agreement and the Senior Unsecured Notes) outstanding on the Closing Date and listed on Schedule 7.03(c) and any modifications, amendments, restatements, amendments and restatements, refinancings, refundings, renewals or extensions thereof; provided that (A) the amount of such Indebtedness is not increased at the time of such modification, amendment, restatement, amendment and restatement, refinancing, refunding, renewal or extension except (x) by an amount equal to a reasonable premium or other reasonable amount paid, and fees and expenses reasonably incurred, in connection with such refinancing or (y) as otherwise permitted pursuant to this Section 7.03, and (B) the terms and conditions (including, if applicable, as to collateral and subordination) of any such modified, amended, restated, amended and restated, extending, refunding or refinancing Indebtedness are not materially less favorable to the Loan Parties or the Lenders than the terms and conditions of the Indebtedness being modified, amended, restated, amended and restated, extended, refunded or refinanced;

(d)   Guarantees of the Borrower and its Restricted Subsidiaries in respect of Indebtedness of the Borrower or such Restricted Subsidiary otherwise permitted under this Section 7.03; provided that (i) if such Guarantee is a Guarantee of Indebtedness of a Loan Party by any Restricted Subsidiary, such Restricted Subsidiary is a Loan Party or such Restricted Subsidiary shall have also provided a Guarantee of the Obligations substantially on the terms set forth in the Guaranty, (ii) if such Guarantee is of Indebtedness of a Restricted Subsidiary that is not a Loan Party, such Guarantee would be permitted as an Investment under Section 7.02 and (iii) if such Indebtedness is subordinated to the Obligations, such Guarantee shall be also be subordinated to the Obligations on terms no less favorable to the Lenders;

(e)   Indebtedness of (A) any Loan Party owing to any other Loan Party, (B) any Restricted Subsidiary that is not a Loan Party owing to (i) any other Restricted Subsidiary that is not a Loan Party or (ii) a Loan Party in respect of an Investment permitted under Section 7.02(c), (n), (o), (p) or (q) and (C) any Loan Party owing to any Restricted Subsidiary which is not a Loan Party; provided that all such Indebtedness of any Loan Party in this clause (e)(C) must be expressly subordinated to the Obligations on the terms set forth in the Guaranties and be represented by the Intercompany Note;

(f)   Attributable Indebtedness and purchase money obligations (including obligations in respect of mortgage, industrial revenue bond, industrial development bond and similar financings) to finance the purchase, repair, replacement or improvement of fixed or capital assets within the limitations set forth in Section 7.01(j) and any Permitted Refinancing thereof; provided, however, that the aggregate amount of all such Indebtedness at any one time outstanding shall not exceed the greater of (i) $40,000,000 and (ii) 4.0% of Consolidated Tangible Assets of the Borrower;

(g)   Indebtedness of Foreign Restricted Subsidiaries in an aggregate principal amount at any time outstanding for all such Persons taken together not exceeding the greater of (i) $100,000,000 and (ii) 10.0% of Consolidated Tangible Assets of the Borrower;

(h)   Indebtedness in respect of Swap Contracts designed to hedge against foreign exchange rates, commodities pricing risks, or interest rate risks incurred in the ordinary course of business and not for speculative purposes;

(i)   unsecured Indebtedness consisting of promissory notes issued by any Loan Party to current or former officers, directors and employees, their respective estates, heirs, family members, spouses or former spouses to finance the purchase or redemption of Equity Interests of the Borrower (or any direct or indirect parent or any Subsidiary thereof) as permitted by Section 7.06;

(j)   unsecured Indebtedness incurred by the Borrower or its Restricted Subsidiaries in a Permitted Acquisition or Disposition under agreements providing for customary adjustments of the purchase price;

(k)   cash management obligations and other Indebtedness in respect of endorsements for collection or deposit, netting services, overdraft protections and similar arrangements in each case in connection with deposit accounts provided that such Indebtedness is extinguished within ten Business Days after its incurrence;

(l)   Indebtedness of Borrower or any Restricted Subsidiary in an aggregate principal amount not to exceed the greater of (i) $100,000,000 and (ii) 10.0% of Consolidated Tangible Assets of the Borrower at any time outstanding;

(m)   secured or unsecured notes and/or loans (and/or commitments in respect thereof) issued or incurred by the Borrower or any Restricted Subsidiary in lieu of Incremental Loans (such notes or loans, "Incremental Equivalent Debt"); provided that (i) the aggregate outstanding principal amount (or committed amount, if applicable) of all Incremental Equivalent Debt, together with the aggregate outstanding principal amount (or committed amount, if applicable) of all Incremental Loans provided pursuant to Section 2.15 shall not exceed the applicable aggregate principal amount limitation set forth in clause (iv) of the proviso to Section 2.15, (ii) any Incremental Equivalent Debt shall be subject to clauses (i) through (vii), (ix) and (x) of the proviso to Section 2.15 and (iii) the representations and warranties, affirmative and negative covenants and events of default of such Incremental Equivalent Debt shall not be materially less favorable, taken as a whole, to the Loan Parties, than the terms and provisions of the Loans or shall otherwise be reasonably satisfactory to the Administrative Agent; it being understood that terms and provisions which are applicable only after the Latest Maturity Date are reasonably satisfactory to the Administrative Agent;

(n)	Indebtedness consisting of (A) the financing of insurance premiums, (B) take-or-pay obligations contained in supply arrangements and (C) customary indemnification obligations, in each case, incurred in the ordinary course of business and not in connection with debt for money borrowed;

(o)	Indebtedness incurred by the Borrower or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit or bank guarantees issued in the ordinary course of business in respect of workers compensation, unemployment insurance and other social security legislation, or health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement-type obligations regarding workers compensation claims in the ordinary course of business; provided that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(p)	obligations in respect of performance, surety, appeal or similar bonds and performance and completion guarantees provided by the Borrower or any of its Restricted Subsidiaries (including those in favor of customs and revenue Governmental Authorities arising as a matter of Law to secure payment of customs duties in connection with the importation of goods) or obligations in respect of letters of credit or bank guarantees related thereto, in each case in the ordinary course of business consistent with past practice and not in connection with debt for money borrowed;

(q)	(x)(A) Indebtedness of the Borrower or a Restricted Subsidiary assumed in connection with any Permitted Acquisition (and not created in contemplation thereof) not to exceed (i) $75,000,000 in the aggregate outstanding at any time plus (ii) an additional $75,000,000 so long as after giving effect to any incurrence of Indebtedness pursuant to this Section 7.03(q)(x) (A)(ii) on pro forma basis, the Total Leverage Ratio shall not be greater than 5.75 to 1.0; provided that (1) no more than $75,000,000 of the Indebtedness assumed pursuant to this Section 7.03(q)(x) (A)(ii) (taken in the aggregate with Indebtedness under clause (B) below that matures within such period) may have a maturity date or any mandatory principal payments prior to the date that is 181 days after the Latest Maturity Date and (2) no more than $25,000,000 may be secured by assets other than assets acquired in connection with such Permitted Acquisition and (B) Indebtedness of the Borrower (and not Guaranteed by any Restricted Subsidiary) owed to the seller of any property acquired in a Permitted Acquisition on an unsecured subordinated basis (on terms (1) no less favorable to the Lenders than the terms customary for senior subordinated debt securities of comparable issuers issued in the capital markets at such time and placed by nationally recognized investment banks, in each case as reasonably determined by the Administrative Agent or (2) reasonably acceptable to the Administrative Agent) not to exceed (i) $25,000,000 at any one time outstanding plus (ii) additional such unsecured, subordinated and un-Guaranteed Indebtedness owed to such a seller pursuant to this Section 7.03(q)(x)(B)(ii) so long as after giving effect to any incurrence of Indebtedness on a pro forma basis, the Total Leverage Ratio shall not be greater than 5.75 to 1.0; provided that no more than $75,000,000 of the Indebtedness incurred pursuant to this Section 7.03(q)(x)(B)(ii) (taken in the aggregate with Indebtedness under clause (A) above that matures within such period) shall have any maturity or mandatory principal payments prior to the date that is 181 days after the Latest Maturity Date and (y) any Indebtedness incurred to effectuate a Permitted Refinancing of any Indebtedness previously incurred pursuant to Section 7.03(q)(x) or this Section 7.03(q)(y);

(r)   Indebtedness of the Borrower or a Restricted Subsidiary in respect of the ABL Obligations; provided that the principal amount of the Indebtedness outstanding at any time pursuant to this clause (r) shall not exceed the greater of (x) $400,000,000 and (y) the Borrowing Base at such time; provided further that all ABL Obligations shall always be deemed to be outstanding pursuant to this clause (r) and no other clause of this Section 7.03;

(s)   Credit Agreement Refinancing Indebtedness; provided that all Credit Agreement Refinancing Indebtedness shall always be deemed to be outstanding pursuant to this clause (s) and no other clause of this Section 7.03;

(t)   (x) Indebtedness (including pre-existing Indebtedness assumed in an acquisition), if the Fixed Charge Coverage Ratio as of the date of incurrence of such Indebtedness and after giving effect thereto is at least 2.0 to 1.0; provided, however, that the aggregate amount of Indebtedness or Disqualified Equity Interests pursuant to this Section 7.03(t) that may be incurred or Guaranteed by Restricted Subsidiaries that are not Loan Parties shall not exceed the greater of (i) $75,000,000 and (ii) 7.5% of Consolidated Tangible Assets of the Borrower; provided further that not more than the greater of (i) $50,000,000 and (ii) 5.0% of the Consolidated Tangible Assets of the Borrower of such Indebtedness shall mature, have any scheduled payments of principal, or have any mandatory prepayments, redemptions or offers to purchase (other than customary change of control or asset sale prepayment, redemption or offer to purchase events), in each case prior to the Latest Maturity Date and (y) any Permitted Refinancing of any Indebtedness previously incurred pursuant to the immediately preceding clause (x) or this clause (y); and

(u)   Unsecured Indebtedness consisting of deferred compensation payable to officers, directors or employees of the Borrower and its Restricted Subsidiaries in the ordinary course of business consistent with past practice.

7.04   Fundamental Changes. Merge, dissolve, liquidate, amalgamate, consolidate with or into another Person, or Dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to or in favor of any other Person, except that, so long as no Default exists or would result therefrom:

(a) any Restricted Subsidiary may merge with (i) the Borrower (including a merger, the purpose of which is to reorganize Borrower into a new jurisdiction which is a State of the United States of America or the District of Columbia), provided that the Borrower shall be the continuing or surviving Person or the surviving Person shall expressly assume the obligations of the Borrower pursuant to documents reasonably acceptable to the Administrative Agent, or (ii) any one or more other Restricted Subsidiaries;

(b) so long as no Default exists or would result therefrom and the Administrative Agent is given reasonable prior written notice thereof, the Borrower may (i) merge with any other Person; provided that the Borrower shall be the continuing or surviving corporation and shall remain organized under the laws of a State of the United States of America or the District of Columbia or (ii) change its legal form to a limited liability company if the Borrower determines in good faith that such action is in the best interests of the Borrower; provided further that the Borrower shall take such actions as reasonably requested by the Administrative Agent so that the Collateral Agent maintains its Lien on the Collateral;

(c) (i) any Restricted Subsidiary may Dispose of all or substantially all of its assets (upon voluntary dissolution, liquidation or otherwise) to the Borrower or to another Restricted Subsidiary; provided that if the transferor in such a transaction is a Guarantor, then the transferee must be a Loan Party or become a Loan Party in connection with and upon such transaction and if the transferee is not the Borrower or a Guarantor, such transfer must be in the ordinary course of business consistent with past practice, and (ii) any Restricted Subsidiary that is not a Guarantor may Dispose of all or substantially all of its assets (upon voluntary liquidation or otherwise) to a Restricted Subsidiary;

(d) any Restricted Subsidiary may merge or amalgamate with or Dispose of all or substantially all of its assets to any other Person in order to effect an Investment permitted pursuant to Section 7.02; provided that if the Person surviving such transaction shall be a Restricted Subsidiary, such Person and each of its Restricted Subsidiaries shall have complied with the applicable requirements of Section 6.12;

(e) a merger, amalgamation, dissolution, liquidation, consolidation or Disposition, the purpose of which is to effect a Disposition permitted pursuant to Section 7.05 (other than clause (e) thereof); and

(f) any Restricted Subsidiary may liquidate, dissolve or wind up its affairs; provided that (i) the Borrower determines in good faith that such liquidation, dissolution or winding up is in the best interest of the Borrower and is not materially disadvantageous to the Lenders and (ii) in connection with such liquidation, dissolution or winding up, any assets of such Restricted Subsidiary are distributed to each owner of Equity Interests of such Restricted Subsidiary pro rata in accordance with such owner's relative ownership interests.

7.05   Dispositions. Make any Disposition, except:

(a)   Dispositions of obsolete or worn out property, whether now owned or hereafter acquired, in the ordinary course of business and Dispositions of property no longer used or useful in the conduct of the business of the Borrower and its Restricted Subsidiaries;

(b)   Dispositions of inventory in the ordinary course of business;

(c)   Dispositions of property to the extent that (i) such property is exchanged for credit against the purchase price of similar replacement property or (ii) the proceeds of such Disposition are promptly applied to the purchase price of such replacement property;

(d)   Dispositions of property by any Restricted Subsidiary to the Borrower or to a Subsidiary; provided that if the transferor of such property is a Loan Party either (i) the transferee is a Loan Party or (ii) to the extent such transaction constitutes an Investment, such transaction is permitted under Section 7.02;

(e)   Dispositions occurring by reason of a transaction undertaken pursuant to Section 7.02, 7.04 or 7.06;

(f)   Dispositions by the Borrower and its Subsidiaries of property pursuant to sale-leaseback transactions; provided that (i) the fair market value of all property so Disposed of shall not exceed the greater of (i) $30,000,000 and (ii) 3.0% of Consolidated Tangible Assets of the Borrower from and after the Closing Date and (ii) the purchase price for such property shall be paid to the Borrower or such Subsidiary for not less than 75% cash consideration;

(g)   Dispositions of cash and Cash Equivalents;

(h)   Dispositions of (i) defaulted accounts receivable of financially-troubled debtors in connection with the collection or compromise thereof, (ii) accounts receivable in connection with the collection or compromise thereof and (iii) with 10 days' prior notice to the Administrative Agent, other accounts as to which the applicable Loan Party or other Subsidiary has reasonable concerns as to credit quality;

(i)   licensing or sublicensing of IP Rights in the ordinary course of business;

(j)   leases, subleases, licenses or sublicenses of property in the ordinary course of business and which do not materially interfere with the business of the Borrower and its Restricted Subsidiaries;

(k)   transfers of property subject to casualty events upon receipt of the net cash proceeds of such casualty event;

(l)   Dispositions by the Borrower and its Restricted Subsidiaries not otherwise permitted under this Section 7.05; provided that (i) at the time of such Disposition, no Event of Default shall exist or would result from such Disposition, (ii) the Consolidated EBITDA of the Borrower generated by, or associated with, all such property Disposed of pursuant to this Section 7.05(l) in any fiscal year of the Borrower (excluding any property Disposed of in a Disposition or series of related Dispositions involving property with an aggregate fair market value of less than

$7,500,000) shall not exceed 12.5% of Consolidated EBITDA of the Borrower for the most recently ended Measurement Period; provided that any unused percentage of the 12.5% of Consolidated EBITDA limitation set forth in this clause (ii) may be carried over to any subsequent period such that the Consolidated EBITDA of the Borrower generated by, or associated with, all such property Disposed of pursuant to this Section 7.05(l) in any fiscal year of the Borrower (excluding any property Disposed of in a Disposition or series of related Dispositions involving property with an aggregate fair market value of less than $7,500,000) shall not exceed 25% of Consolidated EBITDA of the Borrower in the most recently ended Measurement Period and (iii) the purchase price for such property shall be paid to the Borrower or such Restricted Subsidiary for not less than 75% cash consideration; provided that for the purposes of this clause (iii) the following shall be deemed to be cash (A) any liabilities appearing on the Borrower's or such Restricted Subsidiary's most recent balance sheet provided under Section 6.01(a) or (b) (other than liabilities that are by their terms subordinated in right of payment to the Obligations) assumed by the transferee in such Disposition, as to which the Borrower and all of the Restricted Subsidiaries shall have been released by all applicable creditors in writing and (B) any securities received from the transferee in such Disposition that are converted by such Person into cash (to the extent of the cash received) within 180 days following the closing of such Disposition;

(m)   Dispositions of assets set forth on Schedule 7.05;

(n)   voluntary terminations of Swap Contracts; and

(o)   Dispositions, including the Disposition of Equity Interests of any Restricted Subsidiary, whether in a single transaction or a series of related transactions, to the extent constituting an Investment in a joint venture engaged in a line of business permitted under Section 7.07; provided that the aggregate fair market value of all such Investments and all property Disposed of in reliance on this clause (o) shall not exceed the greater of (i) $30,000,000 and (ii) 3.0% of Consolidated Tangible Assets of the Borrower over the term of this Agreement;

provided, however, that any Disposition of any property pursuant to this Section 7.05 (except pursuant to Sections 7.05(d)(i), (e), and (h)), shall be for no less than the fair market value of such property at the time of such Disposition. To the extent any Collateral is Disposed of as expressly permitted by this Section 7.05 (other than to a Loan Party), such Collateral shall be sold free and clear of the Liens created by the Loan Documents, and the Administrative Agent shall be authorized to take any actions deemed appropriate in order to effect the foregoing.

7.06   Restricted Payments. Declare or make, directly or indirectly, any Restricted Payment, except:

(a)   each Restricted Subsidiary may make Restricted Payments to the Borrower and to other Restricted Subsidiaries (and, in the case of a Restricted Payment by a non-Wholly Owned Restricted Subsidiary, to the Borrower and any Restricted Subsidiary and to each other owner of Equity Interests of such Restricted Subsidiary based on their relative ownership interests);

(b)   the Borrower and each Restricted Subsidiary may declare and make dividend payments or other distributions payable solely in the Equity Interests (other than Disqualified Equity Interests) of such Person, in the case of a non-Wholly Owned Restricted Subsidiary ratably to the holders of the Equity Interests of such Restricted Subsidiary based on the relative ownership thereof;

(c)   the Borrower and any Restricted Subsidiary of the Borrower may make Restricted Payments, the proceeds of which will be used to repurchase the Equity Interests of the Borrower (or any Parent) from, or to make a Restricted Payment to any direct or indirect parent entity of the Borrower to enable it to repurchase its Equity Interests from, directors, employees or members of management of the Borrower, any Parent (or their estate, heirs, family members, spouse and/or former spouse), in an aggregate amount not in excess of $7,500,000 in any calendar year (plus the amount of any withholding or similar taxes payable by any such person in connection with grants under such plan) plus the proceeds of any key-man life insurance maintained by any direct or indirect parent entity of the Borrower, the Borrower or any of its Restricted Subsidiaries; provided that the Borrower may carry-over and make in any subsequent calendar year or years, in addition to the amount for such calendar year, the amount not utilized in the prior calendar year or years up to a maximum of $15,000,000 (plus the amount of any withholding or similar taxes payable by any such person in connection with grants under such plan);

(d)   to the extent constituting Restricted Payments, the Borrower and its Restricted Subsidiaries may enter into transactions expressly permitted by Section 7.04, 7.08, or 7.14;

(e)   the payment of dividends or other distributions or the making of loans or advances to any Parent in amounts required for such Parent to pay franchise taxes and other fees required to maintain its existence and provide for all other operating costs of such Parent to the extent attributable to the ownership or operation of the Borrower and its Restricted Subsidiaries, including, without limitation, in respect of director fees and expenses, administrative, legal and accounting services provided by third parties and other costs and expenses including all costs and expenses with respect to filings with the SEC plus any indemnification claims made by directors or officers of such Parent attributable to the ownership or operation of the Borrower and its Restricted Subsidiaries;

(f)   so long as before and after giving effect thereto, no Default shall exist and the Total Leverage Ratio shall be less than 5.0 to 1.0, Restricted Payments made from the Available Amount;

(g)   repurchases of Equity Interests of the Borrower deemed to occur upon the non-cash exercise of stock options and warrants; and

(h)   so long as no Default shall have occurred and be continuing or would result therefrom, and the Available Amount has not been increased as a result of such Permitted Equity Issuance, the Borrower may make Restricted Payments with the Net Cash Proceeds from any Permitted Equity Issuance (to the extent constituting Specified Issuance Proceeds) received since the Closing Date, to the extent Not Otherwise Applied (<u>provided</u> that the Borrower must provide the Administrative Agent with prompt notice of the application of such proceeds following such transaction as required by <u>Section 6.02(i)</u>) and to the extent such proceeds were received within 180 days prior to the date of such Restricted Payment and held in segregated account pending application pursuant to this <u>clause (h)</u>;

(i)   other Restricted Payments in an aggregate amount, when combined with the aggregate amount of prepayments, redemptions, purchases, defeasances and other payments of Indebtedness made pursuant to <u>Section 7.14(a)(iv)</u>, not to exceed the greater of (i) $100,000,000 and (ii) 10.0% of Consolidated Tangible Assets of the Borrower during the term of this Agreement; and

(j)   the payment of dividends or other distributions by the Borrower to any Parent in amounts required to pay the consolidated, combined or unitary Tax obligations of any Parent attributable to the Borrower and its Subsidiaries determined as if the Borrower and its Subsidiaries had filed a separate consolidated, combined or unitary return for the relevant taxing jurisdiction; provided that any refunds received by any Parent attributable to the Borrower or any of its Subsidiaries shall promptly be returned by any Parent to the Borrower through a contribution to the common equity of, or the purchase of common stock (other than Disqualified Equity Interests) of the Borrower from, the Borrower; and provided further that the amount of any such contribution or purchase shall be excluded from clause (b) of the definition of Available Amount; provided further that the permitted payment pursuant to this clause (j) with respect to any Taxes of any Unrestricted Subsidiary for any taxable period shall be limited to the amount actually paid with respect to such period by such Unrestricted Subsidiary to the Borrower or its Restricted Subsidiaries for the purposes of paying such consolidated, combined or similar taxes.

7.07   <u>Change in Nature of Business</u>. Engage in any material line of business substantially different from those lines of business conducted by the Borrower and its Restricted Subsidiaries on the Closing Date or any business reasonably related or ancillary thereto.

7.08   <u>Transactions with Affiliates</u>. Enter into any transaction or a series of related transactions of any kind involving consideration in excess of $2,500,000 with any Affiliate of the Borrower, whether or not in the ordinary course of business, other than (a) transactions (i) between or among Borrower and one or more of its Restricted Subsidiaries, and (ii) between or among the Loan Parties, the Restricted Subsidiaries and/or any joint venture in which any of them owns an interest, in each case, in the ordinary course of business, (b) on fair and reasonable terms substantially as favorable to the Borrower or such Restricted Subsidiary as would be obtainable by the Borrower or such Restricted Subsidiary at the time in a comparable arm's-length transaction with a Person other than an Affiliate, (c) the payment of fees, expenses and other payments made in connection with the consummation of the Transactions, (d) equity issuances by the Borrower or any Restricted Subsidiary permitted under <u>Section 7.06</u>, (e) loans and other transactions among the Borrower and its Restricted Subsidiaries to the extent permitted under Section 7.06, Section 7.01(p), clauses (b), (c), (e), (f), (k) and (l) of Section 7.02, clauses (iii), (c), (d), (e) and (i) of Section 7.03, Section 7.04 or Section 7.05(d), (f) customary compensation and fees paid to any directors of the Borrower (or any direct or indirect parent company of the Borrower to the extent reasonably related to the operation of the Borrower) and reimbursement of reasonable out-of-pocket costs of the directors of the Borrower (or any direct or indirect parent company of the Borrower to the extent reasonably related to the operation of the Borrower), (g) the Borrower and its Restricted Subsidiaries may enter into employment and severance arrangements with officers and employees in the ordinary course of business, (h) the payment of customary fees and reasonable out-of-pocket costs to, and indemnities provided on behalf of, directors, officers, employees and consultants of the Borrower and the Restricted Subsidiaries (or any direct or indirect parent company of the Borrower) in the ordinary course of business to the extent attributable to the ownership or operation of the Borrower and its Restricted Subsidiaries, as determined in good faith by the Board of Directors of the Borrower or senior management thereof, (i) transactions pursuant to permitted agreements in existence on the Closing Date and set forth on Schedule 7.08 or any amendment thereto to the extent such an amendment is not adverse to the Lenders in any material respect (j) dividends, redemptions and repurchases permitted under Section 7.06 and (k) the Transactions.

       7.09   Burdensome Agreements. Enter into or permit to exist any Contractual Obligation (other than this Agreement or any other Loan Document) that limits the ability (a) of any Restricted Subsidiary of the Borrower to make Restricted Payments to the Borrower or any Guarantor or to otherwise transfer property to or invest in the Borrower or any Guarantor, except for any agreement in effect (i) on the Closing Date and described on Schedule 7.09 hereto, (ii) at the time any Person becomes a Restricted Subsidiary, so long as such agreement was not entered into solely in contemplation of such Person becoming a Restricted Subsidiary, (iii) representing Indebtedness of a Restricted Subsidiary which is not a Loan Party which is permitted by Section 7.03, or (iv) in connection with any Disposition permitted by Section 7.05 relating solely to the assets to be disposed of, and (b) of the Borrower or any Loan Party to create, incur, assume or suffer to exist Liens on property of such Person for the benefit of the Lenders with respect to the Obligations or under the Loan Documents except for (i) negative pledges and restrictions on Liens in favor of any holder of Indebtedness permitted under Section 7.03 but solely to the extent any negative pledge relates to the property subject to a Lien permitted by Section 7.01 or (ii) customary restrictions on leases, subleases, licenses or asset sale agreements otherwise permitted hereby so long as such restrictions may relate to the assets subject thereto; provided, however, that clauses (a) and (b) shall not prohibit Contractual Obligations that (i) are customary provisions in joint venture agreements and other similar agreements applicable to joint ventures permitted under Section 7.02 and applicable solely to such joint venture entered into in the ordinary course of business, (ii) apply only to the property or assets securing Indebtedness permitted to be secured by such property or assets by Section 7.01 and Section 7.03, (iii) are customary provisions restricting subletting or assignment of any lease governing a leasehold interest, (iv) are customary provisions restricting assignment of any agreement entered into in the ordinary course of business, (v) are restrictions on cash or other deposits imposed by customers under contracts entered into in the ordinary course of business or (vi) are restrictions or conditions imposed by Law; provided, further, that any amendment, restatement, amendment and restatement, modification, renewal, extension or (in the case such Contractual Obligations are set forth in an agreement evidencing Indebtedness) refunding or refinancing otherwise permitted hereunder of any Contractual Obligations that are permitted by clause (a) or (b) above shall be permitted under this Section 7.09, so long as such amendment, restatement, amendment and restatement, modification, renewal, extension, refunding or refinancing does not further limit the ability of any Restricted Subsidiary of the Borrower to make Restricted Payments or to otherwise transfer property to or invest in the Borrower or any Guarantor, or further limit the ability the Borrower or any Loan Party to create, incur, assume or suffer to exist Liens on property of such Person for the benefit of the Lenders with respect to the Obligations or under the Loan Documents, or otherwise expand the scope of such Contractual Obligation.

7.10   Use of Proceeds. Use the proceeds of any Loan, Incremental Loan or Other Term Loan, whether directly or indirectly, to purchase or carry margin stock (within the meaning of Regulation U of the FRB) or to extend credit to others for the purpose of purchasing or carrying margin stock or to refund Indebtedness originally incurred for such purpose, in each case in violation of Regulation U.

7.11   [Reserved].

7.12   Amendments of Organization Documents. Amend any of its Organization Documents in a manner materially adverse to the Administrative Agent or the Lenders.

7.13   Accounting Changes. Make any change in the periods covered by the Borrower's fiscal year.

7.15   Prepayments, Etc. of Indebtedness. (a) Prepay, redeem, purchase, defease or otherwise satisfy prior to the date that occurs 30 days before the scheduled maturity thereof in any manner any Indebtedness incurred or outstanding pursuant to Section 7.03(b), (q), (s) or (t) that matures on or after the Maturity Date (collectively, "Junior Financing") or make any payment in violation of any subordination terms of any Junior Financing Documentation, except so long as no Default shall have occurred and is continuing or would result therefrom (i) the prepayment, redemption, purchase or defeasance of any such Junior Financing with the net cash proceeds of any Specified Issuance Proceeds Not Otherwise Applied and that do not increase the Available Amount (provided that the Borrower must provide the Administrative Agent with prompt notice of the application of such proceeds following such transaction) to the extent that such proceeds were received within 180 days prior to the date of such prepayment, redemption, purchase or defeasance and held in a segregated account pending application pursuant to this Section 7.14, (ii) the conversion of any Junior Financing to Equity Interests (other than Disqualified Equity Interests) of the Borrower, (iii) so long as no Default exists before or after giving effect thereto and the Total Leverage Ratio after giving effect thereto on a pro forma basis shall be less than 5.0 to 1.0, the prepayment, redemption, purchase or defeasance of any such Junior Financing from the Available Amount, (iv) the prepayment, redemption, purchase or defeasance of any such Junior Financing for an aggregate purchase price, or in an aggregate prepayment amount, when combined with the aggregate amount of Restricted Payments made pursuant to Section 7.06(i), not to exceed $100,000,000, (v) the prepayment, redemption, purchase or defeasance of any such Junior Financing pursuant to a Permitted Refinancing thereof permitted pursuant to Section 7.03 and (vi) so long as no Default exists before or after giving effect thereto (which shall only be tested at the time of notice of such prepayment, redemption, purchase or defeasance, which notice shall not be more than 60 days prior to such prepayment, redemption, purchase or defeasance) and the Secured Leverage Ratio after giving effect thereto on a pro forma basis shall be less than 4.0 to 1.0, the prepayment, redemption, purchase or defeasance of the 2018 Senior Unsecured Notes or (b) amend, modify or change in any manner materially adverse to the interests of the Administrative Agent or the Lenders any term or condition of any Junior Financing Documentation.

7.15   Equity Interests of the Borrower and Restricted Subsidiaries.

(a)   Permit the Borrower or any of its Restricted Subsidiaries to own directly or indirectly less than 100% of the Equity Interests of any of the Domestic Restricted Subsidiaries except as a result of or in connection with a transaction permitted by Section 7.04 or 7.05 or an Investment in any Person permitted under Section 7.02;

(b)   Permit the Borrower or any of its Restricted Subsidiaries to own directly or indirectly less than 80% of the Equity Interests of any of the Foreign Restricted Subsidiaries which are Restricted Subsidiaries except (A) to qualify directors where required by applicable Laws or to satisfy other requirements of applicable Laws with respect to the ownership of Equity Interests of Foreign Restricted Subsidiaries or (B) as a result of or in connection with a transaction permitted by Sections 7.04 and 7.05 or an Investment in any Person permitted under Section 7.02; or

(c)   Create, incur, assume or suffer to exist any Lien on any Equity Interests of the Borrower (other than Liens pursuant to the Loan Documents and non-consensual Liens arising solely by operation of law and customary restrictions in joint venture agreements).

7.16   Designation of Senior Debt. Designate any Indebtedness of the Borrower or any of its Restricted Subsidiaries other than the Obligations and the ABL Obligations as "Designated Senior Debt" (or any comparable term) under, and as defined in, any Subordinated Indebtedness.

7.17   [Reserved].

ARTICLE VIII
EVENTS OF DEFAULT AND REMEDIES

8.01   Events of Default. Any of the following shall constitute an "Event of Default":

(a)   Non-Payment. The Borrower or any other Loan Party fails to (i) pay when and as required to be paid herein, any amount of principal of any Loan or (ii) pay within three Business Days after the same becomes due, any interest on any Loan, or (iii) pay within five Business Days after the same becomes due, any fee or other amount payable hereunder or under any other Loan Document; or

(b)   <u>Specific Covenants</u>. (i) The Borrower fails to perform or observe any term, covenant or agreement contained in any of <u>Section 6.03(a)</u>, <u>6.05(a)</u> (in the case of <u>Section 6.05(a)</u>, with respect to the Borrower only), <u>Section 6.11</u> or <u>Article VII</u> or (ii) any of the Guarantors fails to perform or observe any term, covenant or agreement contained in <u>Section 7</u> of the Guaranties or <u>Section 3.7</u> of the respective Mortgages to which it is a party; or

(c)   <u>Other Defaults</u>. Any Loan Party fails to perform or observe any other covenant or agreement (not specified in <u>Section 8.01(a)</u> or <u>(b)</u>) contained in any Loan Document on its part to be performed or observed and such failure continues for 30 days after notice thereof by the Administrative Agent to the Borrower; or

(d)   <u>Representations and Warranties</u>. Any representation, warranty, certification or statement of fact made or deemed made by or on behalf of the Borrower or any other Loan Party herein, in any other Loan Document, or in any document delivered in connection herewith or therewith shall be incorrect or misleading in any material respect when made or deemed made; or

(e)   <u>Cross-Default</u>. (i) The Borrower or any Restricted Subsidiary (A) fails to make any payment (after giving effect to any applicable grace periods, cures or waivers) when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) in respect of any Indebtedness or Guarantee (other than Indebtedness hereunder and Indebtedness under Swap Contracts) having an aggregate outstanding principal amount (including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than the Threshold Amount, or (B) fails to observe or perform any other agreement or condition relating to any such Indebtedness or Guarantee or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs, the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness or the beneficiary or beneficiaries of such Guarantee (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, in each case with the giving of notice if required but after giving effect to any applicable grace periods, cures or waivers, such Indebtedness to be demanded or to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity, or such Guarantee to become payable or cash collateral in respect thereof to be demanded; <u>provided</u> that no such event under the ABL Credit Agreement shall constitute an Event of Default under this <u>Section 8.01(e)</u> until the earliest to occur of (x) the date that is sixty (60) days after such event or circumstance (but only if such event or circumstance has not been waived or cured), (y) the acceleration of the Indebtedness under the ABL Credit Agreement and (z) the exercise of any remedies by the administrative agent under the ABL Credit Agreement in respect of any Collateral; or (ii) there occurs under any Swap Contract an Early Termination Date (as defined in such Swap Contract) resulting from (A) any event of default under such Swap Contract as to which the Borrower or a Restricted Subsidiary is the Defaulting Party (as defined in such Swap Contract) or (B) any Termination Event (as so defined) under such Swap Contract as to which Borrower or a Restricted Subsidiary is an Affected Party (as so defined) and, in either event, the Swap Termination Value owed by the Borrower or such Restricted Subsidiary as a result thereof is greater than the Threshold Amount; or

(f)   <u>Proceedings under Debtor Relief Laws, Etc</u>. The Borrower or any Significant Subsidiary (or a number of Subsidiaries that, together, would constitute a Significant Subsidiary) institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, interim receiver, monitor, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or any receiver, interim receiver, monitor, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of such Person(s) and the appointment continues undischarged or unstayed for 60 calendar days; or any proceeding under any Debtor Relief Law relating to any such Person(s) or to all or any material part of its property is instituted without the consent of such Person(s) and continues undismissed or unstayed for 60 calendar days, or an order for relief is entered in any such proceeding; or

(g)   <u>Inability to Pay Debts; Attachment</u>. (i) The Borrower or any Significant Subsidiary (or a number of Subsidiaries that, together, would constitute a Significant Subsidiary) becomes unable or admits in writing its inability or fails generally to pay its debts as they become due, or (ii) any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of any such Person(s) and is not released, vacated or fully bonded within 60 days after its issue or levy; or

(h)   <u>Judgments</u>. There is entered against the Borrower or any Restricted Subsidiary one or more final judgments or orders for the payment of money in an aggregate amount (as to all such judgments and orders) exceeding the Threshold Amount (to the extent not covered by independent third-party insurance as to which the insurer has been notified of the potential claim and does not dispute coverage) and there is a period of 45 consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect; or

(i)   <u>ERISA</u>. (i) An ERISA Event occurs with respect to a Pension Plan, Multiemployer Plan which has resulted or could reasonably be expected to result in liability of the Borrower under Title IV of ERISA to the Pension Plan, Multiemployer Plan or the PBGC or other applicable Governmental Authority in an aggregate amount in excess of the Threshold Amount or (ii) the Borrower or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan in an aggregate amount in excess of the Threshold Amount; or

(j)   <u>Invalidity of Loan Documents</u>. Any provision of any Loan Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder or satisfaction in full of all the Obligations, ceases to be in full force and effect; or any Loan Party or any Affiliate of a Loan Party contests in writing the validity or enforceability of any provision of any Loan Document; or any Loan Party denies that it has any or further liability or obligation under any provision of any Loan Document, or purports to revoke, terminate or rescind any provision of any Loan Document; or

(k)   Change of Control. There occurs any Change of Control; or

(l)   Collateral Documents. With respect to Collateral with an aggregate fair market value in excess of $5,000,000, any Collateral Document shall for any reason (other than pursuant to the terms thereof) cease to create a valid and perfected first priority Lien (subject to Liens permitted by Section 7.01) on such Collateral purported to be covered thereby or Borrower or any Loan Party shall assert in writing that any Lien created by any Collateral Document is not a valid and (except as otherwise expressly provided by any Collateral Document) perfected security interest in or Lien on the Collateral covered by such Lien; or

(m)   Subordination. (i) The subordination provisions of the documents evidencing or governing any Subordinated Indebtedness (the "Subordination Provisions") shall, in whole or in part, terminate, cease to be effective or cease to be legally valid, binding and enforceable against any holder of the applicable subordinated Indebtedness; or (ii) the Borrower or any other Loan Party shall, directly or indirectly, disavow or contest in writing (A) the effectiveness, validity or enforceability of any of the Subordination Provisions, (B) that the Subordination Provisions exist for the benefit of the Administrative Agent and the Lenders or (C) that all payments of principal of or premium and interest on the applicable subordinated Indebtedness, or realized from the liquidation of any property of any Loan Party, shall be subject to any of the Subordination Provisions.

8.02   Remedies upon Event of Default. If any Event of Default occurs and is continuing, the Administrative Agent shall, at the request of, or may, with the consent of, the Required Lenders, take any or all of the following actions:

(a)   declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrower; and

(b)   exercise on behalf of itself, the Lenders all rights and remedies available to it, the Lenders under the Loan Documents and applicable Laws;

provided, however, that upon the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under any Debtor Relief Laws, the obligation of each Lender to make Loans shall automatically terminate, the unpaid principal amount of all outstanding Loans and all interest and other amounts as aforesaid shall automatically become due and payable shall automatically become effective, in each case without further act of the Administrative Agent or any Lender.

8.03   Application of Funds. After the occurrence and during the continuance of an Event of Default, at the election of the Administrative Agent or the Required Lenders (or after the Loans have become immediately due and payable as set forth in the proviso to Section 8.02), any amounts received on account of the Obligations shall be applied by the Administrative Agent in the following order:

First, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (including fees, charges and disbursements of counsel to the Administrative Agent or the Collateral Agent and amounts payable under Article III) payable to the Administrative Agent or the Collateral Agent in its capacity as such;

Second, to payment of that portion of the Obligations constituting fees, indemnities and other amounts (other than principal and interest and any prepayment premium) payable to the Lenders (including fees, charges and disbursements of counsel to the respective Lenders payable under the Loan Documents and amounts payable under Article III (in each case, other than, to the extent arising under Secured Hedge Agreements, fees, indemnities and other amounts, and amounts then payable under Article III), ratably among them in proportion to the respective amounts described in this clause Second payable to them);

Third, to payment of that portion of the Obligations constituting interest on the Loans and other Obligations arising under the Loan Documents, ratably among the Lenders in proportion to the respective amounts described in this clause Third payable to them;

Fourth, to payment of that portion of the Obligations constituting unpaid principal of the Loans and Obligations arising under Secured Hedge Agreements, ratably among the Lenders and Hedge Banks in proportion to the respective amounts described in this clause Fourth held by the Lenders and Hedge Banks in their respective capacities as such; and

Last, the balance, if any, after all of the Obligations have been paid in full in cash, to the Borrower or as otherwise required by Law.

Notwithstanding the foregoing, Obligations arising under Secured Hedge Agreements shall be excluded from the application described above if the Administrative Agent has not received written notice thereof, together with such supporting documentation as the Administrative Agent may reasonably request, from the applicable Hedge Bank. Each Hedge Bank not a party to this Agreement that has given the notice contemplated by the preceding sentence shall, by such notice, be deemed to have acknowledged and accepted the appointment of the Administrative Agent pursuant to the terms of Article IX hereof for itself and its Affiliates as if a "Lender" party hereto.

ARTICLE IX
THE ADMINISTRATIVE AGENT AND THE COLLATERIAL AGENT

9.01   Appointment and Authority.

Each of the Lenders (including in its capacity as a potential Hedge Bank) hereby irrevocably appoints Wells Fargo, to act on its behalf as the Administrative Agent and the Collateral Agent hereunder and under the other Loan Documents and authorizes such Agents to take such actions on its behalf and to exercise such powers as are delegated to such Agents by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Administrative Agent, the Collateral Agent and the Lenders, and neither Borrower nor any other Loan Party shall have rights as a third party beneficiary of any of such provisions.

9.02   Rights as a Lender.

Each Person serving as an Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not an Agent and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated or unless the context otherwise requires, include each Person serving as an Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with Borrower or any Restricted Subsidiary or other Affiliate thereof as if such Person were not an Agent hereunder and without any duty to account therefor to the Lenders.

9.03   Exculpatory Provisions.

No Agent shall have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, no Agent:

(a)   shall be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b)   shall have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that such Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents); *provided* that such Agent shall not be required to take any action that, in its judgment or the judgment of its counsel, may expose such Agent to liability or that is contrary to any Loan Document or applicable Laws; and

(c)   shall, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to Borrower or any of its Affiliates that is communicated to or obtained by the Person serving as such Agent or any of its Affiliates in any capacity.

No Agent shall be liable for any action taken or not taken by it (x) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as such Agent shall believe in good faith shall be necessary, under the circumstances as provided in Section 11.01) or (y) in the absence of its own gross negligence or willful misconduct. No Agent shall be deemed to have knowledge of any Default unless and until notice describing such Default is given to such Agent by Borrower or a Lender.

No Agent shall be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to such Agent. Without limiting the generality of the foregoing, the use of the term "agent" in this Agreement with reference to the Administrative Agent or the Collateral Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Laws. Instead, such term us used merely as a matter of market custom and is intended to create or reflect only an administrative relationship between independent contracting parties.

Each party to this Agreement acknowledges and agrees that the Administrative Agent may use an outside service provider for the tracking of all UCC financing statements required to be filed pursuant to the Loan Documents and notification to the Administrative Agent, of, among other things, the upcoming lapse or expiration thereof, and that any such service provider will be deemed to be acting at the request and on behalf of Borrower and the other Loan Parties. No Agent shall be liable for any action taken or not taken by any such service provider.

9.04   Reliance by Agent. Each Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. Each Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan that by its terms must be fulfilled to the satisfaction of a Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender unless the Administrative Agent shall have received notice to the contrary from such Lender prior to the making of such Loan. Each Agent may consult with legal counsel (who may be counsel for Borrower), independent accountants and other experts selected by it, and shall be entitled to rely upon the advice of any such counsel, accountants or experts and shall not be liable for any action taken or not taken by it in accordance with such advice.

9.05   Delegation of Duties. Each Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through, or delegate any and all such rights and powers to, any one or more sub agents appointed by such Agent, including a sub-agent which is a non-U.S. affiliate of such Agent. Each Agent and any such sub agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub agent and to the Related Parties of each Agent and any such sub agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Agent.

9.06   Resignation of Agent. Each Agent may at any time give notice of its resignation to the Lenders and Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, with the Borrower's consent (such consent not to be unreasonably withheld and provided that no such consent shall be required if (x) an Event of Default pursuant to Section 8.01(a), (f), or (g) (in the case of (f) or (g), with respect to the Borrower or a Significant Subsidiary (or a number of Subsidiaries that, together, would constitute a Significant Subsidiary)) shall have occurred and be continuing or (y) the successor agent to be appointed is a Lender or an Affiliate of a Lender) to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may on behalf of the Lenders, appoint a successor Agent meeting the qualifications set forth above (other than the consent of Borrower) and such resignation shall nonetheless become effective in accordance with such notice and (1) the retiring Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Collateral Agent on behalf of the Lenders under any of the Loan Documents, the retiring Collateral Agent shall continue to hold such collateral security as nominee until such time as a successor Collateral Agent is appointed) and (2) all payments, communications and determinations provided to be made by, to or through an Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Agent as provided for above in this paragraph. Upon the acceptance of a successor's appointment as Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Agent, and the retiring Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this paragraph). The fees payable by Borrower to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between Borrower and such successor. After the retiring Agent's resignation hereunder and under the other Loan Documents, the provisions of this Article IX and Section 11.03 shall continue in effect for the benefit of such retiring Agent, its sub agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Agent was acting as Agent.

9.07   Non-Reliance on Agent and Other Lenders. Each Lender acknowledges that it has, independently and without reliance upon any Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender further represents and warrants that it has had the opportunity to review the Information Memorandum and each other document made available to it on the Platform in connection with this Agreement and has acknowledged and accepted the terms and conditions applicable to the recipients thereof. Each Lender also acknowledges that it will, independently and without reliance upon any Agent or any other Lender and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder. Notwithstanding anything herein to the contrary, each Lender also acknowledges that the Lien and security interest granted to the Collateral Agent pursuant to the Collateral Documents and the exercise of any right or remedy by the Collateral Agent thereunder are subject to the provisions of the Intercreditor Agreement. In the event of any conflict between the terms of the Intercreditor Agreement and the Collateral Documents, the terms of the Intercreditor Agreement shall govern and control.

9.08   <u>Withholding Tax</u>. To the extent required by any applicable Laws, the Administrative Agent may withhold from any payment to any Lender an amount equivalent to any applicable withholding tax. Without limiting or expanding the provisions of <u>Section 3.01</u>, each Lender shall, and does hereby, indemnify the Administrative Agent against, and shall make payable in respect thereof within 30 days after demand therefor, any and all Taxes and any and all related losses, claims, liabilities and expenses (including fees, charges and disbursements of any counsel for the Administrative Agent) incurred by or asserted against the Administrative Agent by the Internal Revenue Service or any other Governmental Authority as a result of the failure of the Administrative Agent to properly withhold tax from amounts paid to or for the account of any Lender for any reason (including, without limitation, because the appropriate form was not delivered or not property executed, or because such Lender failed to notify the Administrative Agent of a change in circumstance that rendered the exemption from, or reduction of withholding tax ineffective). A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under this Agreement or any other Loan Document against any amount due the Administrative Agent under this <u>Section 9.08</u>. The agreements in this <u>Section 9.08</u> shall survive the resignation and/or replacement of the Administrative Agent, any assignment of rights by, or the replacement of, a Lender and the repayment, satisfaction or discharge of all other Obligations.

9.09   <u>No Other Duties, etc</u>. Anything herein to the contrary notwithstanding, none of the Arrangers, Co-Syndication Agents or Documentation Agent listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent, the Collateral Agent or a Lender hereunder.

9.10   <u>Enforcement</u>. Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against the Loan Parties or any of them shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Administrative Agent, or as the Required Lenders may require or otherwise direct, for the benefit of all the Lenders; <u>provided</u>, <u>however</u>, that the foregoing shall not prohibit (a) the Administrative Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Administrative Agent) hereunder and under the other Loan Documents, (b) any Lender from exercising setoff rights in accordance with, and subject to, the terms of this Agreement, or (c) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Loan Party under any bankruptcy or insolvency law.

9.11   Collateral and Guaranty Matters.

(a)   Subordination. Each of the Lenders (including in its capacity as a potential Hedge Bank) irrevocably authorizes the Collateral Agent, at its option and in its discretion, to subordinate any Lien on any property granted to or held by the Collateral Agent under any Loan Document to the holder of any Lien on such property that is permitted by Section 7.01(j) or (q):

(b)   Collateral Release. Any Liens on any property granted to or held by the Collateral Agent under any Loan Document shall be automatically released (i) upon the payment in full of all Obligations (other than (A) contingent indemnification obligations and (B) obligations and liabilities under Secured Hedge Agreements), (ii) if such property is sold as part of or in connection with any sale permitted hereunder or under any other Loan Document to a Person that is not a Loan Party, (iii) if such property constitutes "Excluded Property" (as such term is defined in the Security Agreement), or (iv) if approved, authorized or ratified in writing in accordance with Section 11.01; and

(c)   Guaranty Release. Any Subsidiary of the Borrower shall be automatically released from its Guaranty of the Obligations (i) if all of the Equity Interests of such Subsidiary owned by any Loan Party are sold or transferred or such Subsidiary otherwise ceases to be a Subsidiary of a Loan Party, in each case, in a transaction permitted under the Loan Documents (including, without limitation, pursuant to a waiver or consent), (ii) upon written notice by the Borrower to Administrative Agent if such Subsidiary becomes an Excluded Restricted Subsidiary and (iii) upon the payment in full of all Obligations (other than (A) contingent indemnification obligations and (B) obligations and liabilities under Secured Hedge Agreements).

Upon request by the Collateral Agent at any time, the Required Lenders will confirm in writing the Collateral Agent's authority to subordinate its interest in particular types or items of property pursuant to this Section 9.11. In each case as specified in this Section 9.11, the Collateral Agent will, and each of the Lenders (including in its capacity as a potential Hedge Bank) irrevocably authorizes the Collateral Agent to, at the Borrower's expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request to evidence the release of such item of Collateral from the assignment and security interest granted under the Security Documents or to subordinate its interest in such item, or to release such Guarantor from its obligations under the Loan Documents, in each case in accordance with the terms of the Loan Documents and this Section 9.11.

9.12   Secured Hedge Agreements. No Hedge Bank that obtains the benefits of Section 8.03, any Guaranty or any Collateral by virtue of the provisions hereof or of any Guaranty or any Collateral Document shall have any right to notice of any action or to consent to, direct or object to any action hereunder or under any other Loan Document or otherwise in respect of the Collateral (including the release or impairment of any Collateral) other than in its capacity as a Lender and, in such case, only to the extent expressly provided in the Loan Documents; provided that the Lenders agree that they will not amend, modify or waive (x) the provisions of Section 8.03 in a manner that disproportionately and adversely affects the Hedge Banks as a group or (y) the provisions of any Loan Document in a manner that disproportionately renders unsecured the Hedge Banks as a group (it being understood that a release of Liens that is applicable to all Lenders in accordance with the other provisions of the Loan Documents shall not be restricted by the terms of this proviso), in the case of each of clauses (x) and (y), without the consent of Lenders who are, or who are Affiliates of Persons who are, Hedge Banks holding a majority of the then outstanding Obligations under the Secured Hedge Agreements (as measured by the Swap Termination Value thereof). Notwithstanding any other provision of this Article IX to the contrary, the

Administrative Agent shall not be required to verify the payment of, or that other reasonably satisfactory arrangements have been made with respect to, Obligations arising under Secured Hedge Agreements unless the Administrative Agent has received written notice of such Obligations, together with such supporting documentation as the Administrative Agent may request, from the applicable Hedge Bank. Upon the request of the Administrative Agent at any time, the Hedge Banks shall provide to the Administrative Agent a summary of outstanding obligations under any Swap Contracts secured by a Lien on any asset of any Loan Party, as of such date as may be reasonably requested by the Administrative Agent, showing the aggregate amount of such obligations determined on a marked-to-market basis and such other information reasonably requested by the Administrative Agent. At the request of the Administrative Agent from time to time, the Hedge Banks shall provide to the Administrative Agent copies of any Swap Contracts pursuant to which obligations secured by a Lien on any asset of any Loan Party have been incurred.


ARTICLE X
[RESERVED]

ARTICLE XI
MISCELLANEOUS


11.01 <u>Amendments, Etc</u>. Except as otherwise expressly set forth in this Agreement, no amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by the Borrower or any other Loan Party therefrom, shall be effective unless in writing signed by the Required Lenders and the Borrower or the applicable Loan Party, as the case may be, and acknowledged by the Administrative Agent, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no such amendment, waiver or consent shall:

(a) reduce any prepayment premium that may be payable in connection with a Repricing Transaction without the written consent of each Lender entitled to such prepayment;

(b) reduce any amortization payment under <u>Section 2.07</u> without the written consent of each Lender entitled to such payment;

(c) postpone any date fixed by this Agreement or any other Loan Document for any payment of principal (including without limitation any payment of principal pursuant to <u>Section 2.07</u>), interest, fees (including any prepayment premium that may be payable upon a Repricing Transaction) or other amounts due to the Lenders (or any of them) hereunder or under such other Loan Document without the written consent of each Lender entitled to such payment;


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(d)   reduce the principal amount of, or the rate of interest specified herein on, any Loan, or (subject to clause (ii) of the third proviso to this Section 11.01) any fees, interest or other amounts payable hereunder or under any other Loan Document without the written consent of each Lender entitled to such amount (it being understood that any change in the definitions of any ratio used in the calculation of such rate of interest or fees (or the component definitions) shall not constitute a reduction in any rate of interest or fees); provided, however, that only the consent of the Required Lenders shall be necessary to waive any obligation of the Borrower to pay interest at the Default Rate;

(e)   change Section 8.03 in a manner that would alter the pro rata sharing of payments required thereby without the written consent of each Lender adversely affected thereby;

(f)   change any provision of this Section 11.01 or the definition of "Required Lenders" without the written consent of each Lender;

(g)   release all or substantially all of the Collateral in any transaction or series of related transactions, without the written consent of each Lender (unless all Obligations (other than (A) contingent indemnification obligations and (B) obligations and liabilities under Secured Hedge Agreements) have been paid in full in cash);

(h)   release all or substantially all of the value of the Guaranties, without the written consent of each Lender, it being understood that the release of any Restricted Subsidiary from a Guaranty is permitted pursuant to Section 9.11;

and provided further that (i) no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent or Collateral Agent in addition to the Lenders required above, affect the rights or duties of the Administrative Agent or Collateral Agent, as the case may be, under this Agreement or any other Loan Document; (ii) no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent, in its capacity as such, in addition to the Borrower and the Lenders required above, affect any fees or other amounts payable to, the Administrative Agent under this Agreement or any other Loan Document; (iii) technical and conforming modifications to the Loan Documents may be made (including without limitation to the definitions of Loans and Lender) to the extent necessary to effectuate any Incremental Loans pursuant to Section 2.15, any Other Term Loans or Refinancing Amendment pursuant to Section 2.16 or Extended Loans pursuant to Section 2.17, in each case with the prior written consent of the Administrative Agent, the Loan Parties and each Lender or Eligible Assignee participating in such Incremental Loans or Extended Loan or Other Term Loans pursuant to documentation satisfactory to the Administrative Agent without the consent of any other Lender; and (iv) any amendment, waiver or consent to the Intercreditor Agreement shall only require the Borrower or any other Loan Party party thereto to the extent required by the Intercreditor Agreement.

Notwithstanding anything to the contrary herein, any waiver, amendment, modification or consent in respect of this Agreement or any other Loan Document that by its terms affects the rights or duties under this Agreement or any other Loan Document of Lenders holding Loans of a particular Class (but not the Lenders holding Loans of any other Class) may be effected by an agreement or agreements in writing entered into by the Borrower and the requisite percentage in interest of the Lenders with respect to such Class that would be required to consent thereto under this Section 11.01 if such Lenders were the only Lenders hereunder at the time.

If any Lender does not consent to a proposed amendment, waiver, consent or release with respect to any Loan Document that requires the consent of each Lender and that has been approved by the Required Lenders, the Borrower may replace such non-consenting Lender in accordance with Section 11.12; provided that such amendment, waiver, consent or release can be effected as a result of the assignment contemplated by such Section (together with all other such assignments required by the Borrower to be made pursuant to this paragraph).

If at any time the Administrative Agent and the Borrower shall have jointly identified an obvious error or any error or omission of a technical or immaterial nature, in each case, in any provision of the Loan Documents, then the Administrative Agent and the Borrower shall be permitted to amend such provision and such amendment shall become effective without any further action or consent of any other party to any Loan Document.

Notwithstanding any provision of this Agreement to the contrary: (i) Affiliated Lenders shall not be entitled to receive any material prepared by an Agent or another Lender solely for distribution to the Lenders and/or the Agents, or to participate in any meetings of Lenders and/or Agents or telephone conferences among Lenders and/or Agents at which one or more of the Loan Parties or their representatives are not also present; (ii) Affiliated Lenders may not hold in the aggregate more than 20% of the outstanding principal amount of the Loans, Other Term Loans and Incremental Loans at any time outstanding; and (iii) for the purposes of any amendment, waiver or modification of any of the Loan Documents, and for purposes of any exercise of any right or remedy under the Loan Documents (or any vote of the Lenders in connection with any proceeding referred to in Section 8.01(f) or (g) (only with respect to the Borrower or a Significant Subsidiary (or a number of Subsidiaries that, together, would constitute a Significant Subsidiary)) that does not adversely affect such Affiliated Lender (solely in its capacity as a Lender) in any material respect as compared to other Lenders), such Affiliated Lender will be deemed to have voted in the same proportion as the other Lenders voting on such matter (or if all other Lenders shall have approved such amendment, waiver or modification, shall be deemed to have approved the same).

11.02   Notices; Effectiveness; Electronic Communications.

(a)   Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in subsection (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier as follows, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(i)   if to the Borrower, the Administrative Agent, or the Collateral Agent, to the address, telecopier number, electronic mail address or telephone number specified for such Person on Schedule 11.02; and

(ii)   if to any other Lender, to the address, telecopier number, electronic mail address or telephone number specified in its Administrative Questionnaire.

Notices and other communications sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices and other communications sent by telecopier shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices and other communications delivered through electronic communications to the extent provided in subsection (b) below shall be effective as provided in such subsection (b).

(b)   Electronic Communications. Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent, provided that the foregoing shall not apply to notices to any Lender pursuant to Article II if such Lender has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or the Borrower may, in their discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c)   `The Platform. THE PLATFORM IS PROVIDED "AS IS" AND "AS AVAILABLE." THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM. In no event shall any Agent, the Documentation Agent, the Co-Syndication Agents or the Arrangers or any of their Related Parties (collectively, the "Agent Parties") have any liability to the Borrower or any other Loan Parties, any Lender or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of the Borrower's or any Agent's or any Arrangers' transmission of Borrower Materials through the Internet, except to the extent that such losses, claims, damages, liabilities or expenses are determined by a court of competent jurisdiction by a final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Agent Party; provided, however, that in no event shall any Agent Party have any liability to the Borrower, any other Loan Party, any Lender or any other Person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages).

(d)   Change of Address, Etc. The Borrower and the Administrative Agent may change its address, telecopier or telephone number for notices and other communications hereunder by notice to the other parties hereto. Each other Lender may change its address, telecopier or telephone number for notices and other communications hereunder by notice to the Borrower and the Administrative Agent. In addition, each Lender agrees to notify the Administrative Agent from time to time to ensure that the Administrative Agent has on record (i) an effective address, contact name, telephone number, telecopier number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender. Furthermore, each Public Lender agrees to cause at least one individual at or on behalf of such Public Lender to at all times have selected the "Private Side Information" or similar designation on the content declaration screen of the Platform in order to enable such Public Lender or its delegate, in accordance with such Public Lender's compliance procedures and applicable Laws, including United States federal and state securities Laws, to make reference to Borrower Materials that are not made available through the "Public Side Information" portion of the Platform and that may contain material non-public information with respect to the Borrower or their securities for purposes of United States federal or state securities Laws.

(e)   Reliance by the Administrative Agent and Lenders. The Administrative Agent and the Lenders shall be entitled to rely and act upon any notices (including telephonic Loan Notices) purportedly given by or on behalf of the Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Borrower shall indemnify the Administrative Agent, each Lender and the Related Parties of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of the Borrower. All telephonic notices to and other telephonic communications with the Administrative Agent may be recorded by the Administrative Agent, and each of the parties hereto hereby consents to such recording.

(f)   No Waiver; Cumulative Remedies. No failure by any Lender or the Administrative Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder or under any other Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided, and provided under each other Loan Document, are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against the Loan Parties or any of them shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Administrative Agent in accordance with Section 8.02 for the benefit of all the Lenders; provided, however, that the foregoing shall not prohibit (a) the Administrative Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Administrative Agent) hereunder and under the other Loan Documents, (b) any Lender from exercising setoff rights in accordance with Section 11.07 (subject to the terms of Section 2.13), or (c) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Loan Party under any Debtor Relief Law; and provided further that if at any time there is no Person acting as Administrative Agent hereunder and under the other Loan Documents, then (i) the Required Lenders shall have the rights otherwise ascribed to the Administrative Agent pursuant to Section 8.02 and (ii) in addition to the matters set forth in clauses (b) and (c) of the preceding proviso and subject to Section 2.13, any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders.

11.03   Expenses; Indemnity; Damage Waiver.

(a)   Costs and Expenses. The Borrower shall pay (i) all reasonable and documented out-of-pocket expenses incurred by the Arrangers, Administrative Agent, the Collateral Agent and each of their respective Affiliates (including the reasonable and documented fees, out-of-pocket charges and disbursements of one firm of counsel for the Administrative Agent, the Collateral Agent and the Arrangers, taken as a whole, of one firm of local counsel retained by the Administrative Agent in each relevant local jurisdiction and of one firm of special counsel retained by the Administrative Agent for each relevant specialty), in connection with the syndication of the credit facilities provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), and (ii) all documented out-of-pocket expenses incurred by the Administrative Agent, the Collateral Agent, any Lender (including the fees, charges and disbursements of any counsel for the Administrative Agent, the Collateral Agent or any Lender) in connection with the enforcement or protection of its rights (A) in connection with this Agreement and the other Loan Documents, including its rights under this Section, or (B) in connection with Loans made, including all such documented out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans.

(b)   Indemnification by the Borrower. The Borrower shall indemnify the Administrative Agent, the Collateral Agent (and any sub-agent of either the Administrative Agent or the Collateral Agent), the Arrangers, the Co-Syndication Agents, the Documentation Agent, each Lender and each Related Party of any of the foregoing Persons (each such Person being called an "Indemnitee") against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and reasonably related expenses (including the reasonable and documented fees, out-of-pocket charges and disbursements of any counsel for any Indemnitee) incurred by any Indemnitee or asserted against any Indemnitee by any third party or by the Borrower or any other Loan Party arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, or, in the case of the Administrative Agent, the Collateral Agent (and any sub-agent thereof) and their respective Related Parties only, the administration of this Agreement and the other Loan Documents, (ii) any Loan or the use or proposed use of the proceeds therefrom, (iii) any actual or alleged presence or Release of Hazardous Materials on or from any property owned or operated by the Borrower or any of its Subsidiaries, or any Environmental Liability related in any way to the Borrower or any of its Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower or any other Loan Party or the Borrower's or such Loan Party's directors, shareholders or creditors, and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the bad faith, gross negligence or willful misconduct of such Indemnitee or (y) result from a claim brought by the Borrower or any other Loan Party against an Indemnitee for the material breach of such Indemnitee's obligations hereunder or under any other Loan Document, if the Borrower or such Loan Party has obtained a final and nonappealable judgment in its favor on such claim as determined by a court of competent jurisdiction. For the avoidance of doubt, this Section 11.03(b) shall not apply to Taxes other than Taxes that represent losses, claims, damages, etc. with respect to a non-Tax claim.

(c)   Reimbursement by Lenders. To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under subsection (a) or (b) of this Section to be paid by it to the Administrative Agent or the Collateral Agent (or any sub-agent of either the Administrative Agent or Collateral Agent) or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Administrative Agent or the Collateral Agent (or any such sub-agent) or such Related Party, as the case may be, such Lender's Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent or the Collateral Agent (or any such sub-agent) in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent or the Collateral Agent (or any such sub-agent) in connection with such capacity. The obligations of the Lenders under this subsection (c) are subject to the provisions of Section 2.12(c).

(d)   Waiver of Consequential Damages, Etc. To the fullest extent permitted by applicable Laws, the Borrower shall not assert, and the Borrower hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof. No Indemnitee referred to in subsection (b) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed to such unintended recipients by such Indemnitee through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby other than for direct or actual damages resulting from the gross negligence or willful misconduct of such Indemnitee as determined by a final and nonappealable judgment of a court of competent jurisdiction.

(e)   Payments. All amounts due under this Section shall be payable not later than ten Business Days after demand therefor.

(f)   Survival. The agreements in this Section shall survive the resignation of the Administrative Agent and/or the Collateral Agent, the replacement of any Lender and the repayment, satisfaction or discharge of all the other Obligations.

11.04   Payments Set Aside. To the extent that any payment by or on behalf of the Borrower is made to the Administrative Agent or any Lender, or the Administrative Agent or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Administrative Agent or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender severally agrees to pay to the Administrative Agent upon demand its applicable share (without duplication) of any amount so recovered from or repaid by the Administrative Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Overnight Rate from time to time in effect. The obligations of the Lenders under clause (b) of the preceding sentence shall survive the payment in full of the Obligations and the termination of this Agreement.

11.05   Successors and Assigns.

(a)   Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that neither the Borrower nor any other Loan Parties may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee (other than to any Disqualified Institution) in accordance with the provisions of Section 11.05(b), (ii) by way of participation in accordance with the provisions of Section 11.05(d), or (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 11.05(f) (and any other attempted assignment or transfer by any party hereto shall be null and void and the Borrower shall be entitled to seek specific performance to unwind any such assignment or participation in addition to any other remedies available to the Borrower at law or at equity). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in subsection (d) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)   Assignments by Lenders. Any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement and the Loans at the time owing to it; provided that any such assignment shall be subject to the following conditions:

(i)   Minimum Amounts.

(A)   in the case of an assignment of the entire remaining amount of the assigning Lender's Loans at the time owing to it or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and

(B)   in any case not described in subsection (b)(i)(A) of this Section, the aggregate amount of the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment, determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if "Trade Date" is specified in the Assignment and Assumption, as of the Trade Date, shall not be less than $1,000,000, unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Borrower otherwise consents (each such consent not to be unreasonably withheld or delayed); provided, however, that concurrent assignments to members of an Assignee Group and concurrent assignments from members of an Assignee Group to a single Eligible Assignee (or to an Eligible Assignee and members of its Assignee Group) will be treated as a single assignment for purposes of determining whether such minimum amount has been met; provided, further, however, that the Borrower shall be deemed to have consented to any such assignment amount unless the Borrower shall object thereto by written notice to the Administrative Agent within ten Business Days after having received notice thereof; provided, further, however, that no such consent of the Borrower to any assignment amount shall be required during the primary syndication of the Loans.

(ii)   Proportionate Amounts. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement with respect to the Loans assigned, except that this clause (ii) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate tranches, if any, on a non-pro rata basis;

(iii)   Required Consents. No consent shall be required for any assignment except to the extent required by subsection (b)(i)(B) of this Section and, in addition:

(A)   the consent of the Borrower (such consent not to be unreasonably withheld or delayed) shall be required unless (1) an Event of Default under Section 8.01(a), (f) or (g) (in the case of (f) or (g), only with respect to the Borrower or a Significant Subsidiary (or a number of Subsidiaries that, together, would constitute a Significant Subsidiary)) has occurred and is continuing at the time of such assignment or (2) such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund (other than to any Disqualified Institution); provided, however, that the Borrower shall be deemed to have consented to any such assignment unless the Borrower shall object thereto by written notice to the Administrative Agent within ten Business Days after having received notice thereof; provided, further, however, that no such consent of the Borrower to any assignment shall be required during the primary syndication of the Loans; and

(B)   the consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed) shall be required for assignments in respect of any Loans if such assignment is to a Person that is not a Lender, an Affiliate of such Lender or an Approved Fund with respect to such Lender;

(iv)   Assignment and Assumption. The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee in the amount of $3,500; provided, however, that the Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment. The assignee, if it is not a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

(v)   No Assignment to Borrower. No such assignment shall be made to the Borrower or the Borrower's Affiliates or Subsidiaries. Notwithstanding the foregoing, assignments to Affiliates of the Borrower (other than any Subsidiaries of the Borrower) shall be permitted (any such assignee being referred to herein as an "Affiliated Lender"), subject to the provisions set forth in Section 11.01.

(vi)   No Assignment to Natural Persons. No such assignment shall be made to a natural person.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to subsection (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 3.01, 3.04, 3.05 and 11.03 with respect to facts and circumstances occurring prior to the effective date of such assignment. Upon request, the Borrower (at its expense) shall execute and deliver a Note to the assignee Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement (other than any purported assignment or transfer to the Borrower, any Subsidiary of the Borrower, any Affiliate of the Borrower (other than an Affiliate Lender), any natural person or a Disqualified Institution) that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 11.05(d).

(c)   Register. The Administrative Agent, acting solely for this purpose as an agent of the Borrower, shall maintain at the Administrative Agent's Office a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and principal amounts of the Loans and stated interest thereon owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive absent manifest error, and the Borrower, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender (solely to the extent of the provisions related to such Lender), at any reasonable time and from time to time upon reasonable prior notice.

(d)   Participations. Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (other than a natural person, the Borrower or the Borrower's Affiliates or Subsidiaries or a Disqualified Institution) (each, a "Participant") in all or a portion of such Lender's rights and/or obligations under this Agreement (including all or a portion of the Loans owing to it); provided that (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Administrative Agent and the Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in the first proviso to Section 11.01 that affects such Participant. Subject to subsection (e) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 3.01, 3.04 and 3.05 (subject to the requirements and limitations of such Sections, Section 3.06 and Section 11.12) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 11.05(b). To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 11.07 as though it were a Lender, provided such Participant agrees to be subject to Section 2.13 as though it were a Lender. Each Lender having sold a participation in any of its obligations under this Agreement, acting solely for this purpose as an agent of the Borrower, shall establish and maintain at its address referred to in Section 11.02 (or at such other address as such Lender shall notify the Borrower) a record of ownership, in which such Lender shall register by book entry (A) the name and address of each such participant (and each change thereto, whether by assignment or otherwise) and (B) the rights, interests or obligations of each such participant in any obligation under this Agreement and in any right to receive any principal, stated interest or other payment hereunder. The entries in the record of ownership shall be conclusive absent manifest error, and the Borrower, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in such record of ownership pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary.

(e)   Limitations upon Participant Rights. A Participant shall not be entitled to receive any greater payment under Section 3.01 or 3.04 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless such entitlement to a greater payment results from a change in any Law after the sale of the participation takes place and the Participant otherwise would be entitled to payment pursuant to such Sections.

(f)   Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note, if any) (other than to a Disqualified Institution or a natural person) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

11.06   Treatment of Certain Information; Confidentiality. Each of the Administrative Agent, the Collateral Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to its Affiliates and to its Affiliates' partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential) in connection with the transactions contemplated hereby or otherwise with the consent of the Borrower, (c) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (d) to the extent required by Laws or regulations or by any subpoena or similar legal process (provided that, to the extent permitted thereby and practicable, prompt written notice of such disclosure will be provided to the Borrower), (e) to any other party hereto, (f) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (g) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement; provided that no such disclosure shall be made by such Lender or such Agent or any of their respective Affiliates to any such Person that is a Disqualified Institution, (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower and its obligations or (iii) any of its Affiliates that is an actual or prospective provider of cash management services to Borrower or Borrower's Subsidiaries (including with respect to treasury, depository, overdraft, credit and debit card, electronic funds transfer and other cash management arrangements), (h) with the consent of the Borrower or to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Administrative Agent, the Collateral Agent, any Lender or any of their respective Affiliates on a nonconfidential basis from a source other than the Borrower or a Person known by the Administrative Agent, the Collateral Agent, such Lender, or any of their respective Affiliates to be bound by a confidentiality agreement with Borrower. In addition, the Administrative Agent, the Collateral Agent, the Arrangers and each Lender may disclose the existence of this Agreement and the information about this Agreement to market data collectors, similar service providers to the lending industry, and service providers in connection with the administration and management of this Agreement and the other Loan Documents.

For purposes of this Section, "Information" means all information received from any Loan Party or any Subsidiary thereof relating to any Loan Party or any Subsidiary thereof or their respective businesses, other than any such information that is available to the Administrative Agent, the Collateral Agent or any Lender on a nonconfidential basis prior to disclosure by any Loan Party or any Subsidiary thereof (other than as a result of a breach of this Section 11.06). Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

Each of the Administrative Agent, the Collateral Agent and the Lenders acknowledges that (a) the Information may include material non-public information concerning the Borrower or a Subsidiary, as the case may be, (b) it has developed compliance procedures regarding the use of material non-public information and (c) it will handle such material non-public information in accordance with applicable Laws, including United States federal and state securities Laws.

11.07   Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable Laws, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate to or for the credit or the account of the Borrower or any other Loan Party against any and all of the obligations of the Borrower or such Loan Party now or hereafter existing under this Agreement or any other Loan Document to such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement or any other Loan Document and although such obligations of the Borrower or such Loan Party may be contingent or unmatured or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness. The rights of each Lender and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender or their respective Affiliates may have. Each Lender agrees to notify the Borrower and the Administrative Agent promptly after any such setoff and application, provided that the failure to give such notice shall not affect the validity of such setoff and application.

11.08   Interest Rate Limitation. Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable Laws (the "Maximum Rate"). If the Administrative Agent or any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to the Borrower. In determining whether the interest contracted for, charged, or received by the Administrative Agent or a Lender exceeds the Maximum Rate, such Person may, to the extent permitted by applicable Laws, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder.

11.09   Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents and the Administrative Agent Fee Letter, constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or in "pdf" or similar format by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

11.10   Survival of Representations and Warranties. All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by the Agents and each Lender, regardless of any investigation made by any Agent or any Lender or on their behalf and notwithstanding that such Agent or any Lender may have had notice or knowledge of any Default at the time of any Loan or Incremental Loan is made, and shall continue in full force and effect as long as any Loan or any other Obligation hereunder (other than (A) contingent indemnification obligations and (B) obligations and liabilities under Secured Hedge Agreements) shall remain unpaid or unsatisfied.

11.11   Severability. If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

11.12   Replacement of Lenders. If any Lender requests compensation under Section 3.04 or determines that it has become unlawful to provide or maintain Eurodollar Rate Loans, or if the Borrower is required to indemnify or pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01 or, if an amendment, waiver or consent to any Loan Document is proposed by Borrower and the consent of the Required Lenders thereto has been received but the consent of a Lender who is not part of the Required Lenders is needed but has not been obtained, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 11.05), all of its interests, rights and obligations under this Agreement and the related Loan Documents (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(a)   the Borrower shall have paid to the Administrative Agent the assignment fee specified in Section 11.05(b);

(b)   such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 3.05) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

(c)   in the case of any such assignment resulting from a claim for compensation under Section 3.04 or payments required to be made pursuant to Section 3.01, such assignment will result in a reduction in such compensation or payments thereafter; and

(d)   such assignment does not conflict with applicable Laws.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply. In connection with any replacement under this Section 11.12, if any such non-consenting Lender does not execute and deliver to the Administrative Agent a duly executed Assignment and Assumption reflecting such replacement within five (5) Business Days of the date on which the assignee Lender executes and delivers such Assignment and Assumption to such non-consenting Lender, then such non-consenting Lender shall be deemed to have executed and delivered such Assignment and Assumption without any action on the part of the non-consenting Lender.

11.13   Governing Law; Jurisdiction; Etc.

(a)   GOVERNING LAW. THIS AGREEMENT AND EACH OTHER LOAN DOCUMENT (OTHER THAN WITH RESPECT TO ANY COLLATERAL DOCUMENTS TO THE EXTENT EXPRESSLY PROVIDED OTHERWISE THEREIN) SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAWS PRINCIPLES THEREOF, BUT INCLUDING SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW.

(b)   SUBMISSION TO JURISDICTION. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK COUNTY AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING WILL BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT; PROVIDED THAT NOTHING IN THIS AGREEMENT OR IN ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT ANY AGENT, ANY LENDER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST THE BORROWER OR ANY OTHER LOAN PARTY OR ITS PROPERTIES IN THE COURTS OF ANY

JURISDICTION. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.

(c)   WAIVER OF VENUE. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN PARAGRAPH (B) OF THIS SECTION. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

(d)   SERVICE OF PROCESS. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 11.02. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

(e)   WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

11.14   No Advisory or Fiduciary Responsibility. In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), the Borrower and each other Loan Party acknowledge and agree, and acknowledge its Affiliates' understanding, that: (i) (A) the arranging and other services regarding this Agreement provided by the Agents, the Arrangers, the Documentation Agent and the Co-Syndication Agents are arm's-length commercial transactions between the Borrower, the other Loan Parties and their respective Affiliates, on the one hand, and the Agents, the Documentation Agent, the Co-Syndication Agents and the Arrangers on the other hand, (B) the Borrower and each other Loan Party has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) the Borrower and each other Loan Party is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) each Agent, the Arrangers, the Documentation Agent and the Co-Syndication Agents is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Borrower, any other Loan Party or any of their respective Affiliates, or any other Person and (B) none of any Agent, the Documentation Agent, the Co-Syndication Agents or the Arrangers, has any obligation to the Borrower, any other Loan Party or any of their respective Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (iii) the Agents, the Documentation Agent, the Co-Syndication Agents and the Arrangers and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrower, the other Loan Parties and their respective Affiliates, and none of any Agent, Co-Syndication Agents, Documentation Agent or the Arrangers has any obligation to disclose any of such interests to the Borrower, any other Loan Party or any of their respective Affiliates. To the fullest extent permitted by law, the Borrower and each other Loan Party hereby waives and releases any claims that it may have against any Agent, the Co-Syndication Agents, the Documentation Agent and the Arrangers with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

11.15   Electronic Execution of Assignments and Certain Other Documents. The words "execution," "signed," "signature," and words of like import in any Assignment and Assumption or in any amendment or other modification hereof (including waivers and consents) shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Laws, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

11.16   USA PATRIOT Act Notice. Each Lender that is subject to the Act (as hereinafter defined) and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Loan Parties that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the "Act"), it is required to obtain, verify and record information that identifies each Loan Party, which information includes the name and address of each Loan Party and other information that will allow such Lender or the Administrative Agent, as applicable, to identify each Loan Party in accordance with the Act. The Borrower shall, promptly following a request by the Administrative Agent or any Lender, provide all documentation and other information that the Administrative Agent or such Lender requests in order to comply with its ongoing obligations under applicable "know your customer" an anti-money laundering rules and regulations, including the Act.

11.17　Judgment Currency. If for the purpose of obtaining judgment in any court it is necessary to convert an amount due hereunder in the currency in which it is due (the "Original Currency") into another currency (the "Second Currency"), the rate of exchange applied shall be that at which, in accordance with normal banking procedures, the Administrative Agent could purchase in the New York foreign exchange market, the Original Currency with the Second Currency on the date two (2) Business Days preceding that on which judgment is given. Each Loan Party agrees that its obligation in respect of any Original Currency due from it hereunder shall, notwithstanding any judgment or payment in such other currency, be discharged only to the extent that, on the Business Day following the date the Administrative Agent receives payment of any sum so adjudged to be due hereunder in the Second Currency, the Administrative Agent may, in accordance with normal banking procedures, purchase, in the New York foreign exchange market, the Original Currency with the amount of the Second Currency so paid; and if the amount of the Original Currency so purchased or could have been so purchased is less than the amount originally due in the Original Currency, each Loan Party agrees as a separate obligation and notwithstanding any such payment or judgment to indemnify the Administrative Agent and the Lenders against such loss. The term "rate of exchange" in this Section 11.17 means the spot rate at which the Administrative Agent, in accordance with normal practices, is able on the relevant date to purchase the Original Currency with the Second Currency, and includes any premium and costs of exchange payable in connection with such purchase.

11.18　Intercreditor Agreement. Reference is made to the Amended and Restated Lien Subordination and Intercreditor Agreement, dated as of April 30, 2014, among Bank of America, as ABL Administrative Agent thereunder for the ABL Secured Parties referred to therein; the Collateral Agent; Nortek, Inc.; and the other subsidiaries of Nortek, Inc. named therein. Each Lender hereunder (a) consents to the subordination of Liens provided for in the Intercreditor Agreement, (b) agrees that it will be bound by and will take no actions contrary to the provisions of the Intercreditor Agreement and (c) authorizes and instructs the Collateral Agent to enter into the Intercreditor Agreement as the "Collateral Agent" thereunder on behalf of such Lender. The foregoing provisions are intended as an inducement to the Lenders under this Agreement to extend credit and such Lenders are intended third party beneficiaries of such provisions and the provisions of the Intercreditor Agreement.

11.19　Amendment and Restatement. As of the date hereof, the Existing Credit Agreement shall be amended and restated in its entirety by this Agreement and (a) all references to the Existing Credit Agreement in any document other than this Agreement (including in any amendment, waiver or consent) shall be deemed to refer to the Existing Credit Agreement as amended and restated hereby, (b) all references to any section (or subsection) of the Existing Credit Agreement in any other document (but not herein) shall be amended to be, *mutatis mutandis*, references to the corresponding provisions of this Agreement and (c) except as the context otherwise provides, all references to "this Agreement" in the Existing Credit Agreement shall be deemed to be references to the Existing Credit Agreement as amended and restated hereby. This Agreement is not intended to constitute, and does not constitute, a novation of the obligations and liabilities under the Existing Credit Agreement or to evidence payment of all or any portion of such obligations and liabilities.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

NORTEK, INC., as the Borrower

By: /s/Almon C. Hall
Name: Almon C. Hall
Title: Senior Vice President and
          Chief Financial Officer

WELLS FARGO BANK, NATIONAL ASSOCIATION, as the Administrative Agent and Collateral Agent

By: /s/Luke Harbinson
Name: Luke Harbinson
Title: Vice President

WELLS FARGO BANK, NATIONAL ASSOCIATION, as a Lender

By: /s/Luke Harbinson
Name: Luke Harbinson
Title: Vice President